Exhibit 99.1

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TECHNICAL REPORT ON THE CÔTÉ

GOLD PROJECT, CHESTER

TOWNSHIP, ONTARIO, CANADA

PREPARED FOR IAMGOLD

CORPORATION

Report for NI 43-101

Qualified Persons:

Jamie Lavigne, M.Sc., P.Geo.

William E. Roscoe, Ph.D., P.Eng.

October 24, 2012

Report Control Form

Document Title	Technical Report on the Côté Gold Project, Chester Township, Ontario, Canada

Client Name & Address	IAMGOLD Corporation 401 Bay Street, Suite 3200 PO Box 153 Toronto, Ontario M5H 2Y4

Document Reference	Project #1941	Status & Issue No.	FINAL Version

Issue Date	October 24, 2012

Lead Author	Jamie Lavigne	(Signed)

Peer Reviewer	William E. Roscoe Deborah A. McCombe	(Signed) (Signed)

Project Manager Approval	William E. Roscoe	(Signed)

Project Director Approval	(name)	(signature & date)

Report Distribution	Name	No. of Copies

Client RPA Filing	1 (project box)

Roscoe Postle Associates Inc.

55 University Avenue, Suite 501

Toronto, ON M5J 2H7

Canada

Tel: +1 416 947 0907

Fax: +1 416 947 0395

mining@rpacan.com

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PAGE

1 SUMMARY	1-1
Executive Summary	1-1
Technical Summary	1-7

2 INTRODUCTION	2-1

3 RELIANCE ON OTHER EXPERTS	3-1

4 PROPERTY DESCRIPTION AND LOCATION	4-1
Chester Property	4-4
Other Property Groups	4-14

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-1

6 HISTORY	6-1
Chester Property	6-1
John Sheridan Option Property	6-9
Trelawney Mining and Exploration Property	6-9
Ontario 986813 Limited Option Property	6-9
Sanatana Option Property	6-10
Sanatana ROFR (TAAC East) Property	6-13
TAAC West Property	6-15
Historical Exploration - Within Timiskaming Band	6-18
Historical Exploration - North of Timiskaming Band	6-22
Historical Exploration - Southwest, South, Southeast of Schist Lake	6-26

7 GEOLOGICAL SETTING AND MINERALIZATION	7-1
Regional Geology	7-1
Local and Chester Property Geology	7-5
Mineralization	7-12
Alteration	7-14

8 DEPOSIT TYPES	8-1

9 EXPLORATION	9-1
Chester Property	9-1
John Sheridan Option Property	9-1
Trelawney Mining and Exploration Property	9-2
Ontario 986813 Limited Property	9-2
TAAC West Property	9-3

10 DRILLING	10-1
Côté Gold Drilling	10-1
Summary of Drilling Results	10-4
Drilling On Other Properties	10-6

IAMGOLD Corporation – Côté Gold Project, Project #1941
Technical Report NI 43-101 – October 24, 2012	Page i

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11 SAMPLE PREPARATION, ANALYSES AND SECURITY	11-1

12 DATA VERIFICATION	12-1
IAMGOLD QA/QC data	12-1
Database Check	12-13
Application of Database	12-13
Independent Sampling of Drill Core	12-13

13 MINERAL PROCESSING AND METALLURGICAL TESTING	13-1

14 MINERAL RESOURCE ESTIMATE	14-1
General Statement	14-1
Resource Database	14-2
Geological Interpretation and 3D Solids	14-3
Assay Summary Statistics	14-7
Gold Grade Capping	14-9
Compositing	14-13
Bulk Density	14-14
Variography	14-14
Block Model	14-17
Cut-off Grade	14-27
Classification of Mineral Resources	14-27

15 MINERAL RESERVE ESTIMATE	15-1

16 MINING METHODS	16-1

17 RECOVERY METHODS	17-1

18 PROJECT INFRASTRUCTURE	18-1

19 MARKET STUDIES AND CONTRACTS	19-1

20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT	20-1

21 CAPITAL AND OPERATING COSTS	21-1

22 ECONOMIC ANALYSIS	22-1

23 ADJACENT PROPERTIES	23-1

24 OTHER RELEVANT DATA AND INFORMATION	24-1

25 INTERPRETATION AND CONCLUSIONS	25-1

26 RECOMMENDATIONS	26-1

27 REFERENCES	27-1

28 DATE AND SIGNATURE PAGE	28-1

29 CERTIFICATE OF QUALIFIED PERSON	29-1

30 APPENDIX 1	30-1
Claim Lists	30-1

31 APPENDIX 2	31-1
SGS and Accurassay Analytical Procedures	31-1

IAMGOLD Corporation – Côté Gold Project, Project #1941
Technical Report NI 43-101 – October 24, 2012	Page ii

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LIST OF TABLES

PAGE

Table 1-1	Côté Gold Mineral Resource Estimate - October 4, 2012	1-2
Table 1-2	Exploration Program and Budget	1-6
Table 4-1	Chester 1 (Murgold-Chesbar)	4-8
Table 4-2	Chester 2 List of Patented and Staked Claims	4-9
Table 4-3	Chester 3 (Emerald Isle)	4-11
Table 4-4	Chester 3 (Claims Surrounding Chester 1)	4-11
Table 4-5	Jack Rabbit Group - Chester 3	4-13
Table 4-6	Crown Minerals Purchase Agreement	4-14
Table 4-7	Trelawney Mining and Exploration Property Claims	4-15
Table 4-8	Ontario 986813 Property Claims	4-16
Table 4-9	Trelawney Augen Acquisition Corp. Property Claims	4-19
Table 4-10	Trelawney Augen Acquisition Corp Property Surveyed Claims	4-19
Table 6-1	Chester Property Diamond Drilling 1987 to 1990	6-3
Table 6-2	Summary of Exploration Work, Sanatana JV Property, 2007 to 2011	6-13
Table 6-3	Summary of Exploration Work, Sanatana ROFR Property, 2007 to 2011	6-14
Table 6-4	Summary of Significant Drill Intercepts, Sanatana ROFR Property, 2007 to 2011	6-15
Table 6-5	Summary of Historical Exploration TAAC West Property, 2007 to 2011	6-29
Table 6-6	Selected Drill Intercepts, Jerome Mine, 2008 to 2010	6-30
Table 6-7	Augen Mineral Resource Estimate, Jerome Property, TAAC West - July 18, 2011	6-33
Table 6-8	Significant Drill Intercepts, Burton Property 2011 Drilling	6-38
Table 9-1	Significant Outcrop Grab Sample Assays	9-2
Table 9-2	Summary of Surface Exploration, TAAC West Property	9-3
Table 10-1	Diamond Drilling on the Côté Gold Zone 2012	10-1
Table 10-2	Côté Gold Deposit Drill Results	10-4
Table 10-3	Drill Program, TAAC properties	10-6
Table 12-1	QA/QC Review Summary	12-2
Table 12-2	Expected Values and Ranges of CRMs	12-3
Table 12-3	Summary of the CRM Results for Gold	12-3
Table 12-4	Blank Summary Results	12-10
Table 12-5	Statistics of Primary and Secondary Assays	12-11
Table 12-6	Independent Assays of Drill Core	12-14
Table 14-1	Mineral Resource Estimate - October 4, 2012	14-1
Table 14-2	Geological Characteristics of Mineralization Domains	14-4
Table 14-3	Assay Statistics	14-7
Table 14-4	Statistics Related to Grade Capping	14-9
Table 14-5	Composite Statistics	14-13
Table 14-6	Average Bulk Density by Rock Type	14-14
Table 14-7	Block Model Grade Interpolation Parameters	14-18
Table 14-8	Statistics of SW and NE Domain Block Models at Zero Cut-off	14-22
Table 14-9	Preliminary Whittle Pit Shell Parameters	14-27
Table 14-10	Mineral Resource Estimate at Various Cut-off Grades - October 4, 2012	14-28
Table 25-1	Côté Gold Mineral Resource Estimate - October 4, 2012	25-2
Table 26-1	Exploration Program and Budget	26-3

IAMGOLD Corporation – Côté Gold Project, Project #1941
Technical Report NI 43-101 – October 24, 2012	Page iii

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LIST OF FIGURES

PAGE

Figure 4-1	Location Map	4-2
Figure 4-2	Property Group Map	4-3
Figure 4-3	Chester Property Location	4-6
Figure 4-4	Chester Property Claim Map	4-7
Figure 7-1	Regional Geology	7-3
Figure 7-2	Property Group Geology	7-4
Figure 7-3	Chester Property Geology	7-8
Figure 8-1	Diagrammatic Representation of a Simple Porphyry Copper System on the Boundary Between the Volcanic and Plutonic Environments	8-4
Figure 10-1	Côté Gold Drill Plan Map	10-7
Figure 12-1	CRM OREAS-15F	12-4
Figure 12-2	CRM for OREAS-16A	12-5
Figure 12-3	CRM for OREAS-66A	12-6
Figure 12-4	CRM for OREAS-152A	12-7
Figure 12-5	CRM for OREAS-503	12-8
Figure 12-6	CRM for OREAS-504	12-9
Figure 12-7	Au (g/t) Diabase Blanks	12-10
Figure 12-8	Au (g/t) Silica Blanks	12-11
Figure 12-9	Check Assay - Scatter Plot	12-12
Figure 12-10	Check Assay - Q-Q Plot	12-12
Figure 14-1	Mineralized Domains	14-6
Figure 14-2	Histogram of Gold Assays - SW Domain	14-8
Figure 14-3	Histogram of Gold Assays - NE Domain	14-8
Figure 14-4	Cumulative Frequency % Log Probability Plot, NE Main	14-10
Figure 14-5	Cumulative Frequency % Log Probability Plot, SW Main	14-11
Figure 14-6	NE Domain Decile Analysis	14-12
Figure 14-7	SW Domain Decile Analysis	14-12
Figure 14-8	Directional Experimental Correlogram in the SW Main Domain	14-16
Figure 14-9	Directional Experimental Correlogram in the NE Main Domain	14-16
Figure 14-10	Change-of-Support Check of the Resource Block Model Tonnage	14-20
Figure 14-11	Change-of-Support Check of the Resource Block Model Grade	14-21
Figure 14-12	Swath Plots by 50 m Level Increments of the NE Main and SW Main Zones	14-24
Figure 14-13	SW Main Domain Section 8900E	14-25
Figure 14-14	NE Main Domain Section 9150E	14-26
Figure 14-15	Block Model Classification and Preliminary Pit Shell	14-29

LIST OF APPENDIX FIGURES & TABLES

PAGE

Table 30-1	Trelawney Property - North Block - Unpatented Mining Claims	30-2
Table 30-2	Trelawney Property - East Block - Unpatented Mining Claims	30-2
Table 30-3	IAMGOLD Property - IAMGOLD South Block - Unpatented Mining Claims	30-3
Table 30-4	Arimathaea Property - Arimathaea North Block - Unpatented Mining Claims	30-4

IAMGOLD Corporation – Côté Gold Project, Project #1941
Technical Report NI 43-101 – October 24, 2012	Page iv

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Table 30-5	Arimathaea Property - Arimathaea Northeast Block - Unpatented Mining Claims	30-4
Table 30-6	Arimathaea Property - Arimathaea East Block - Unpatented Mining Claims	30-5
Table 30-7	Arimathaea Property - Arimathaea South Block - Unpatented Mining Claims	30-7
Table 30-8	TAAC Property - East Block - Unpatented Mining Claims	30-10
Table 30-9	TAAC Property - West Block - Unpatented Mining Claims	30-10
Table 30-10	TAAC Property - West Block - Patented Mining Claims	30-12
Table 30-11	Sanatana Option Property - Unpatented Mining Claims	30-14
Table 30-12	Huffman Option Property - Unpatented Mining Claims	30-16
Table 30-13	Falcon Gold Option Property - Unpatented Mining Claims	30-16
Table 30-14	Falcon Gold Option Property - Patented Mining Claims	30-16
Table 30-15	Leliever Option Property - Patented Mining Claims	30-17
Table 30-16	Sheridan Option Property - Unpatented Mining Claims	30-17

IAMGOLD Corporation – Côté Gold Project, Project #1941
Technical Report NI 43-101 – October 24, 2012	Page v

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1 SUMMARY

EXECUTIVE SUMMARY

Roscoe Postle Associates Inc. (RPA) was retained by IAMGOLD Corporation (IAMGOLD) to prepare an independent Technical Report on the Côté Gold deposit (the Côté Gold Project or the Project) on the Chester Property in Chester Township, Ontario, Canada. The purpose of this report is to provide a resource estimate update on the Côté Gold deposit. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101). RPA has visited the property numerous times, most recently on August 10, 2012.

IAMGOLD is a mid-tier gold mining company producing approximately one million ounces of gold annually from five mines (including current joint ventures) on three continents. On April 27, 2012, IAMGOLD announced that it had entered into a definitive agreement with Trelawney Mining and Exploration Inc. (Trelawney) to acquire all of the issued and outstanding common shares of Trelawney. On June 21, 2012, IAMGOLD announced completion of the acquisition of all of the issued and outstanding common shares of Trelawney.

Trelawney’s primary asset, and impetus for acquisition by IAMGOLD, was the Côté Gold deposit. On February 24, 2012, Trelawney announced an updated Indicated Mineral Resource estimate for Côté, comprising 35 million tonnes at 0.82 g/t Au for 0.93 million ounces of gold and an Inferred Resource of 204 million tonnes at 0.91 g/t Au for 5.94 million ounces of gold. The Côté Gold deposit is located on the Chester Property in Chester Township approximately 20 km southwest of Gogama, Ontario. The Chester Property also includes a 1,675 m long decline to a vertical depth of 162 m with 700 m of lateral development on five levels developed in the Chester 1 zone, which is located approximately three kilometres to the east of the Côté Gold deposit. The Chester Property is located in the southern part of the Swayze greenstone belt along with a number of other properties assembled by Trelawney and acquired by IAMGOLD. The properties in the Project area total approximately 516 km2.

IAMGOLD Corporation – Côté Gold Project, Project #1941
Technical Report NI 43-101 – October 24, 2012	Page 1-1

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RPA has updated the Mineral Resource estimate for the Côté Gold deposit with the effective date of October 4, 2012. Jamie Lavigne, M.Sc., P. Geo., RPA Associate Principal Geologist, is the Qualified person for the current Côté Gold Mineral Resource estimate. Geostatistical consulting and geostatistical verification of the Mineral Resource estimate was provided by Mohan Srivastava, M. Sc., P. Geo., Consulting Geostatistician. Ordinary Kriging was used for block grade estimation.

The updated estimate is summarized in Table 1-1.

TABLE 1-1 CÔTÉ GOLD MINERAL RESOURCE ESTIMATE – OCTOBER 4, 2012

IAMGOLD Corporation – Côté Gold Project

Classification	Tonnage (Mt)	Grade (g/t Au)	Contained Gold (Moz)
Indicated	131	0.84	3.56
Inferred	165	0.88	4.66

Notes:

1.	CIM Definitions were followed for classification of Mineral Resources.
2.	Mineral Resources are estimated at a cut-off grade of 0.30 g/t Au.
3.	Mineral Resources are estimated using a gold price of US$1,600 per ounce and metallurgical recovery of 93.5%.
4.	High grade assays are capped at 20 g/t.
5.	Bulk density of 2.71 t/m3 was used for tonalite and breccia and 2.79 t/m3 was used for diorite.

CONCLUSIONS

As of August 1, 2012, the cut-off date for data used in the current estimate, the Côté Gold database contained results of 208 diamond drill holes for a total of 110,772 m. Almost the entire drill core has been sampled and assayed with a total of 110,880 assays being completed at Accurassay. RPA concludes that the data density and the results from the Côté Gold drill program are adequate to form the basis for an updated Mineral Resource estimate for the Côté Gold deposit.

RPA has conducted site visits to the Chester Property, has reviewed property and deposit geology, exploration and drilling methods and results, sampling method and approach, sample and data handling, including chain of custody, and has completed independent verification of the data. RPA has evaluated the compilation of quality assurance/quality control (QA/QC) data from the Côté Gold deposit and offers the following conclusions and opinions:

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•	Sampling procedures are in accordance with accepted industry standards and practices, in the opinion of RPA.

•	RPA concurs with the adequacy of the samples taken, IAMGOLD’s QA/QC program, the security of the shipping procedures, and the sample preparation and analytical procedures used.

Since completion of the previous Mineral Resource estimate for the Project, 79 diamond drill holes totalling 44,856 m have been completed. The majority of the drilling has been aimed at infill drilling, increasing the drilling density to approximately 50 m spacing in parts of the deposit. Utilizing the updated drill hole database, RPA has evaluated the interpretation of geology and mineralization used in the previous Mineral Resource estimate and concludes that it remains a reasonable framework for Mineral Resource estimation of the Côté Gold deposit.

Historical gold occurrences on the Chester Property and elsewhere in the Project area have a geological setting and characteristics typical of Archean lode-gold deposits. However, the Côté Gold deposit is uncharacteristic of this class of deposit. Recent, research oriented work has concluded that Côté Gold is an Archean porphyry-gold deposit. While RPA concurs that this interpretation is viable and that radiometric age dates illustrate a syn-magmatic origin, RPA points out that some characteristics of the deposit may be indicative of an alternative interpretation (origin) and recommends that IAMGOLD consider alternatives while deriving an exploration model based on the Côté Gold deposit.

RPA estimates the current Indicated Mineral Resources at Côté Gold to be 131 million tonnes at an average grade of 0.84 g/t Au containing 3.56 million ounces Au and Inferred Mineral Resources to be 165 million tonnes at an average grade of 0.88 g/t Au containing 4.66 million ounces Au, as summarized in Table 1-1.

In order to comply with the CIM Definitions requirement of “reasonable prospects for economic extraction”, RPA prepared a preliminary Whittle pit shell to constrain the Mineral Resource estimate using process recovery of 93.5%, a gold price of US$1,600, and other assumed pit parameters. Only blocks located within the pit shell are reported in the Mineral Resource estimate.

Drilling to August 1, 2012, has been completed on 50 m spaced sections to a vertical depth of approximately 600 m in the NE domain. However, RPA notes gaps and irregularities in the

IAMGOLD Corporation – Côté Gold Project, Project #1941
Technical Report NI 43-101 – October 24, 2012	Page 1-3

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drill pattern and positions in the NE domain where the current drilling does not define the limits of mineralization. The current drilling in the NE domain supports a significant portion of the resource contained within the pit shell to be classified as Indicated Mineral Resources. As of the August 1, 2012, drilling on 50 m sections in the SW domain has been completed only over a strike length of 200 m and to a vertical depth of approximately 500 m and consequently a smaller portion of the mineral resources in the SW domain are classified as Indicated.

RPA understands that IAMGOLD has drilled a series of holes across the deposit at a high angle to the dominant drilling direction to assess grade continuity. RPA concurs that this is a necessary step illustrating geological and grade continuity and in addition to geological interpretation and geostatistical evaluation of these holes, RPA recommends that these holes be compared with the results contained in the current block model.

RPA concludes that the Côté Gold deposit represents a viable opportunity to advance through continued evaluation and development and recommends the initiation of a pre-feasibility study based on an updated Mineral Resource estimate that includes all infill drilling completed.

RECOMMENDATIONS

RPA concurs with IAMGOLD’s initiative to complete infill drilling across the deposit on 50 m sections and recommends that IAMGOLD assess the drill pattern and current Mineral Resource model to target holes to specifically attain information where gaps exist including constraining the limits of mineralization.

RPA concurs with IAMGOLD’s initiatives to update the Côté Gold Mineral Resource estimate with the infill drilling completed and, utilizing the updated estimate, to initiate a pre-feasibility study of the Côté Gold deposit. RPA concurs with IAMGOLD’s recent initiative to standardize the geological database for the deposit including the re-logging of archived holes for rock type, alteration, and structure on 100 m spaced sections. RPA recommends that this be completed on the 50 m sections and the data be integrated in the Mineral Resource update in the form of geological solids of rock types and alteration. RPA suggests that upgrading the geological model that is the basis for estimation, combined with evaluation and application of alternative estimation methods, such as Multiple Indicator Kriging, has the

IAMGOLD Corporation – Côté Gold Project, Project #1941
Technical Report NI 43-101 – October 24, 2012	Page 1-4

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potential to increase confidence in the estimation of local gold grade distributions within the Côté Gold deposit.

RPA supports IAMGOLD’s intention to explore and evaluate other opportunities on its properties in the Project area. IAMGOLD is currently in the process of evaluating historical and recent exploration work and drilling on the properties.

RPA recommends that work continue to be advanced, at the Côté Gold deposit, on the Chester Property, and on the other property groups as follows:

1)

Continued evaluation of earlier stage exploration opportunities and exploration program design and execution. For budgeting purposes, RPA assumes that diamond drilling will be the dominant activity associated with testing earlier stage targets. RPA has budgeted a total of 17,000 m of exploration drilling contingent on results of compilation and evaluation of exploration data.

2)	Continued diamond drilling at the Côté Gold deposit to include:

a.	Infill and delineation drilling to 50 m spacing totalling18,400 m;

b.	Exploration drilling at 100 m spacing or greater where the deposit remains open for expansion totalling 5,600 m.

3)

Update the Mineral Resource estimate for the Côté Gold deposit. RPA has made total budget allowances of C$250,000 for the Mineral Resource update. RPA assumes that a Technical report will not be required with the next Mineral Resource update.

4)

Implement and continue Project Development studies. The budget developed by RPA covers the ongoing studies directed towards permitting and the development of a Closure Plan and supports preliminary geomechanical and geotechnical studies. A budget of $5.21 million is recommended.

5)	In addition, RPA recommends, contingent on the outcome of the Mineral Resource update, that a select part of the deposit be drilled at a 25 m spacing over a 200 m x 200 m area for a total of 13,600 m.

The budget for these activities is presented in Table 1-2.

IAMGOLD Corporation – Côté Gold Project, Project #1941
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TABLE 1-2 EXPLORATION PROGRAM AND BUDGET

IAMGOLD Corporation – Côté Gold Project

Item	C$
Project Area Exploration
Salaries	1,280,000
Geology	245,000
Geophysics	285,000
Drilling – 17,000 m	2,950,000
Camp Operations	325,000
Contingency (10%)	508,500
Sub-total	5,593,500

Côté Gold Deposit
Salaries	1,827,200
Geology	350,000
Geophysics	412,000
Drilling – 24,000 m	4,200,000
Camp Operations	460,800
Contingency (10%)	725,000
Sub-total	7,975,000

Côté Gold Resource Estimation
Geology	100,000
Geostatistics	100,000
Independent Verification	50,000
Contingency (10%)	25,000
Sub-total	275,000

Côté Gold Project Studies
Aquatic/Terrestrial Baseline Studies	865,000
Archeology	461,000
Groundwater, water use, and related	415,000
Permitting - Environmental, Land Use, Strategy	2,616,000
Geotechnical - Tailings and Waste Rock Dumps	252,000
Geomechanics - Preliminar Pit Design	185,000
Socio-Economic Studies	416,000
Contingency (10%)	521,000
Sub-total	5,731,000

Total Côté Gold and Project Area	19,574,500

IAMGOLD Corporation – Côté Gold Project, Project #1941
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Item	C$
Contingency - Detailed Resource Drilling
Salaries	1,024,000
Geology	196,000
Geophysics	228,000
Drilling – 13,600 m	2,360,000
Camp Operations	260,000
Contingency (10%)	406,800
Sub-total	4,474,800

TECHNICAL SUMMARY

PROPERTY DESCRIPTION AND LOCATION

The IAMGOLD properties consist of a collection of properties assembled through staking and various option agreements. The Project area is located southwest of Gogama, Ontario, and extends from Esther Township in the west to Champagne Township in the east, a distance of approximately 57 km. The properties cover an area of approximately 516 km2. They are bisected by Highway 144 and are approximately 200 km north of Sudbury via Highway 144 and approximately 120 km southwest of Timmins via Highways 101 and 144. This area is in the Porcupine Mining Division.

LAND TENURE

On April 27, 2012, IAMGOLD announced that it had entered into a definitive agreement with Trelawney to acquire, through a wholly-owned subsidiary, all of the issued and outstanding common shares of Trelawney through a plan of arrangement. On June 21, 2012, IAMGOLD announced completion of the acquisition of all of the issued and outstanding common shares of Trelawney. Under the terms of the transaction, former shareholders of Trelawney were entitled to $3.30 in cash for each Trelawney common share held. The shares of Trelawney were subsequently delisted and Trelawney remains an indirect 100% owned subsidiary of IAMGOLD. All of the interests in the property groups are owned by IAMGOLD through Trelawney and its various subsidiaries and are subject to property agreements in effect at the time of acquisition.

The Project area comprises ten property groups: Chester, Sheridan Option, Trelawney Mining & Exploration, Ontario 986813 Ltd. (Arimathaea Resources Inc.), Sanatana Option, Trelawney Augen Acquisition Corp. East (Santana ROFR) and West, Huffman Lake Option, Falcon Gold Option, and Leliever properties.

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The Chester Property, within which the Côté Gold deposit is located, includes 56 claims, 28 patents, and three leases with a total area of approximately 1,936 ha. RPA is not aware of any known environmental liabilities associated with the Côté Gold Project, the Chester Property, or any of the other property groups.

EXISTING INFRASTRUCTURE

The main infrastructure on the Chester Property is a 3 m by 5 m, 1,675 m decline to a final depth of 162 m plus 700 m of lateral drifting on five levels. This is referred to as the Chester 1 Project, which is located several kilometres east of the Côté Lake deposit. There is a shallow shaft (Bates) on the east end of the main vein structure and 90 m of raises in mineralization. This is all located on Lease CLM 270 and Mining Lease P1222832 (Chester 1). The development work was completed from 1986 to 1989, but production was not achieved. The Project is now connected to the 120 kV provincial power grid.

In early February 2010, Trelawney purchased the equipment and plant required to establish surface and underground infrastructure at the Chester 1 Project. The material included a surface and underground electrical distribution system, a ventilation and mine air heat system, compressors furnished warehouse, workshop, offices, and various pieces of mobile equipment. Dewatering of the underground workings began in February 2010 and portal and underground rehabilitation began in the second half of 2010. Through early 2011, Trelawney recovered an underground bulk sample consisting of approximately 10,000 tonnes of mineralized material. Later in 2011, the Project was placed on care and maintenance

HISTORY

Prospecting and exploration activity in the vicinity of the Trelawney properties began about 1900 and has continued sporadically to the present time. In the early 1930s and 1940s, a significant amount of prospecting and trenching was carried out plus the sinking of a few shallow shafts and some minor production from the Young-Shannon, Murgold-Chesbar, and Jack Rabbit properties. From the early 1970s to about 1990, there was a great deal of surface work and drilling performed along with some limited underground investigations. With the consolidation of control of a group of properties in 2006, a reappraisal of the potential of several interesting gold prospects became possible. Trelawney acquired the properties in 2009 and began the exploration work that led to the discovery of the Côté Gold deposit.

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As mentioned above under Land Tenure, IAMGOLD acquired all of the issued and outstanding common shares of Trelawney in April 2012.

GEOLOGY AND MINERALIZATION

Chester Township is located in the Swayze greenstone belt in the southwestern extension of the Abitibi greenstone belt of the Superior Province. The Swayze belt contains a diversity of extrusive and intrusive rock types ranging from ultramafic through felsic in composition, as well as both chemical and clastic sedimentary rocks. Igneous rocks predominate and include both volcanic and plutonic rocks. The Swayze area underwent a complex and protracted structural history of polyphase folding, development of multiple foliations, ductile high-strain zones, and late brittle faulting.

The Chester Township area overlies a narrow greenstone belt assemblage, which separates the Kenogamissi Granitoid Complex to the north from the Chester Granitoid Complex to the south. The Ridout Deformation Zone, a major east-west high-strain zone, is within the greenstone belt rocks.

Trelawney’s Chester Property is underlain by calc-alkalic pyroclastic metavolcanic rocks of felsic to intermediate composition (Chester Group), felsic to intermediate, heterogeneous, granitoid intrusive rocks of the Chester Granitoid Complex, and related migmatites.

Two different types of gold mineralization are recognized on the Chester Property. The historically important mineralization can be termed quartz vein and fracture associated, while the new Côté Lake discovery is viewed as an Archean gold porphyry deposit. Any genetic or temporal relationships between the two types of gold mineralization are unknown at this time.

The Côté Lake gold mineralization consists of low to moderate grade gold ± copper mineralization associated with brecciated and altered, intermediate to locally mafic intrusive rocks. Mineralization occurs in the form of disseminated and fracture-controlled sulphides which generally correlate with the gold values. Gold mineralization is closely associated with the sulphides (pyrite, chalcopyrite, molybdenite, rare pyrrhotite) and visible gold is often present where molybdenite occurs.

The brecciated/mineralized lithologies have been affected by at least four distinct hydrothermal alteration events, two of which are pervasive and two vein/veinlet and fracture

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controlled. The pervasive alteration phases are mineral assemblages representing potassic and Na/albite alteration types. The vein/veinlet and fracture controlled alteration events are mineral assemblages representing phyllic and propylitic alteration types.

EXPLORATION AND DRILLING

The focus of exploration drilling has been the Côté Gold deposit. To August 1, 2012, the cut-off date for data used in the current Mineral Resource estimate, 208 drill holes for a total of 110,772 m had been drilled.

MINERAL PROCESSING AND METALLURGICAL TESTING

In December 2010, Trelawney submitted two samples for comminution and gold metallurgical testwork to SGS Canada Inc in Lakefield, Ontario. The head grades were 0.98 g/t Au and 0.16% Cu and 1.34 g/t Au and 0.013% Cu. Bond ball mill work index grindability tests were performed on both composites and gave work indices of 15.4 kWh/t and 6 kWh/t. Gravity separation testing indicated that recovery ranged from 21% to 44% for one composite and 48% to 51% for the other.

Cyanide leaching testwork on whole ore and gravity separation tailing yielded high overall gold recoveries of approximately 95%.

The environmental testwork consisted of static acid-base accounting (ABA) and net acid generation (NAG) tests performed on selected cyanidation residues. The results indicate that the samples have a very low acid generation potential.

MINERAL RESOURCE ESTIMATE

The current Mineral Resource estimate for the Côté Gold deposit is summarized in Table 1-1. Jamie Lavigne, M.Sc., P.Geo., RPA Associate Principal Geologist, is the Qualified Person responsible for this Mineral Resource estimate. Mohan Srivastava, M.Sc., P.Geo., Consulting Geostatistician, provided geostatistical input and geostatistical validation of the Côté Gold Mineral Resource model. The Mineral Resource estimate was completed using Gemcom GEMS 6.4 software and employs a conventional approach including 3D geological modelling and block modelling. The Mineral Resource is reported at a cut-off grade of 0.3 g/t Au and a gold price of US$1,600 per ounce. High gold assays have been capped at 20 g/t Au.

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The Côté Gold deposit is characterized by a number of relatively long, relatively low grade, diamond drill hole gold intercepts. The gold mineralization occurs near surface and outcrops in three locations. The Côté Gold deposit is being evaluated for its open pit resource potential.

The Mineral Resource estimate reported in Table 1-1 is the part of the block model that was constrained within a preliminary pit optimization shell using preliminary gold recoveries for the Côté Gold deposit and assumed costs and gold price. The preliminary pit optimization was completed by RPA using Whittle software. The Mineral Resources are classified as Indicated and Inferred and follow the CIM Definition Standards for Mineral Resources and Mineral Reserves adopted on November 27, 2010 (CIM Definitions).

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2 INTRODUCTION

Roscoe Postle Associates Inc. (RPA) was retained by Mr. Rejean Sirois, ing., Manager Mine Geology, IAMGOLD Corporation (IAMGOLD), to prepare an independent Technical Report on the Côté Gold deposit (the Côté Gold Project or the Project) on the Chester Property in Chester Township, Ontario, Canada. The purpose of this report is to provide a resource estimate update on the Côté Gold deposit. This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).

Jamie Lavigne, M.Sc., P. Geo., RPA Associate Principal Geologist, is the Qualified person responsible for the current Côté Gold Mineral Resource estimate. Geostatistical consulting and geostatistical verification of the Mineral Resource estimate was provided by Mohan Srivastava, M. Sc., P. Geo., Consulting Geostatistician.

IAMGOLD is a mid-tier gold mining company producing approximately one million ounces of gold annually from five mines (including current joint ventures) on three continents. On April 27, 2012, IAMGOLD announced that it had entered into a definitive agreement with Trelawney Mining and Exploration Inc. (Trelawney) to acquire all of the issued and outstanding common shares of Trelawney. On June 21, 2012, IAMGOLD announced completion of the acquisition of all of the issued and outstanding common shares of Trelawney.

Trelawney’s primary asset, and impetus for acquisition by IAMGOLD, was the Côté Gold deposit. On February 24, 2012, Trelawney announced an updated Indicated Mineral Resource estimate for Côté, comprising 35 million tonnes at 0.82 g/t Au for 0.93 million ounces of gold and an Inferred Resource of 204 million tonnes at 0.91 g/t Au for 5.94 million ounces of gold. The Côté Gold deposit is located on the Chester Property in Chester Township approximately 20 km southwest of Gogama, Ontario. The Chester Property also includes a 1,675 m long decline to a vertical depth of 162 m with 700 m of lateral development on five levels developed in the Chester 1 zone, which is located approximately three kilometres to the east of the Côté Gold deposit. The Chester Property is located in the southern part of the Swayze greenstone belt along with a number of other properties assembled by Trelawney and acquired by IAMGOLD. The properties in the Project area total approximately 516 km2. Other assets attributed to the Chester Property include:

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•	A camp facility that can accommodate and feed approximately 100 workers;

•	A large core logging and core storage facility dedicated to the Côté Gold Project;

•

At the decline, surface installations including office and dry facilities, workshop, warehouse, ventilation fan installations for the underground workings, fresh water supply and electric power from the Provincial grid, and water treatment ponds;

•	Equipment on site including compressors, various trucks and mobile equipment, drilling and mining equipment; and

•	Property wide access by gravel roads and highway access to Sudbury and Timmins.

Prior RPA involvement in the Project includes a January 14, 2010 NI 43-101 report on 29 claims, 20 patents, and three leases under option to Trelawney in Chester Township (Cook, 2010). RPA also reported on the initial Mineral Resource estimate on the Côté Gold deposit in 2011 (Roscoe and Cook, 2011) and on an updated Mineral Resource estimate dated February 24, 2012 (Roscoe and Cook, 2012).

SOURCES OF INFORMATION

R. Barry Cook, P. Eng., RPA Associate Consulting Geologist, carried out an initial site visit to the Chester Property on May 31, 2007, prior to Trelawney’s involvement. Mr. Cook visited the Côté Gold Project on November 4, 2010, and January 18, 2011. William E. Roscoe, Ph.D., P. Eng., RPA Principal Geologist, visited the Project on January 18, 2011, to review the Côté Gold exploration project. Dr. Roscoe visited the Project with Jacques Gauthier, ing., RPA Principal Mining Engineer, on March 29, 2011, to review the status of the Chester 1 underground exploration project. Mr. Cook visited the property again on January 24, 2012 in order to conduct verification sampling and to review updates to the geology and mineralization of the Côté Gold deposit. Jamie Lavigne, M.Sc., P. Geo., RPA Associate Principal Geologist, visited the property on August 10, 2012, to review recent drilling results to be included in the current Mineral Resource estimate.

During the 2011 and 2012 visits, discussions were held with personnel from Trelawney and IAMGOLD including:

•	Mr. David Beilhartz, B.Sc., P. Geo., Vice President Exploration, Trelawney

•	Mr. Jay Jackson, B. Sc., P. Geo., Senior Geologist, Trelawney and IAMGOLD

•	Mr. Steve Norregaard, Chief Operating Officer, Trelawney

•	Rejean Sirois, ing, Manager Mine Geology, IAMGOLD

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•	Judith Saint-Laurent, Senior Geologist, IAMGOLD

•	Nathan Tribble, Project Geologist, Trelawney and IAMGOLD

•	Brian Tomczuk, Project Geologist, Trelawney and IAMGOLD

•	Gordon McRoberts, Senior Geologist, Trelawney and IAMGOLD

•	David Rock, Project Geologist, Trelawney and IAMGOLD

•	Geoffrey Chinn, Manager, Resource Geology, IAMGOLD

The Trelawney and IAMGOLD personnel listed here have provided RPA with various progress reports, project summaries, and updates concerning the work on properties in the Project area and in particular the Chester Property and the Côté Gold Project. In addition, various meetings were held with Geoffrey Chinn, Manager, Resource Geology, IAMGOLD, in the IAMGOLD and RPA Toronto offices.

The main purpose for the current Technical Report is to update the Côté Gold Mineral Resource estimate. As such, it is an update of the report completed by Roscoe and Cook (2012) and much of that report is retained here. Mr. Lavigne is responsible for all sections in the report and Mr. Roscoe collaborated on Sections 1, 2, 14, 25, and 26.

The documentation reviewed, and other sources of information, are listed at the end of this report in Section 27 References.

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LIST OF ABBREVIATIONS

Units of measurement used in this report conform to the Metric system unless otherwise indicated. All currency in this report is US dollars (US$) unless otherwise noted.

a	annum	kWh	kilowatt-hour
A	ampere	L	litre
bbl	barrels	lb	pound
btu	British thermal units	L/s	litres per second
°C	degree Celsius	m	metre
C$	Canadian dollars	M	mega (million); molar
cal	calorie	m2	square metre
cfm	cubic feet per minute	m3	cubic metre
cm	centimetre	µ	micron
cm2	square centimetre	MASL	metres above sea level
d	day	µg	microgram
dia	diameter	m3/h	cubic metres per hour
dmt	dry metric tonne	mi	mile
dwt	dead-weight ton	min	minute
°F	degree Fahrenheit	µm	micrometre
ft	foot	mm	millimetre
ft2	square foot	mph	miles per hour
ft3	cubic foot	MVA	megavolt-amperes
ft/s	foot per second	MW	megawatt
g	gram	MWh	megawatt-hour
G	giga (billion)	oz	Troy ounce (31.1035g)
Gal	Imperial gallon	oz/st, opt	ounce per short ton
g/L	gram per litre	ppb	part per billion
Gpm	Imperial gallons per minute	ppm	part per million
g/t	gram per tonne	psia	pound per square inch absolute
gr/ft3	grain per cubic foot	psig	pound per square inch gauge
gr/m3	grain per cubic metre	RL	relative elevation
ha	hectare	s	second
hp	horsepower	st	short ton
hr	hour	stpa	short ton per year
Hz	hertz	stpd	short ton per day
in.	inch	t	metric tonne
in2	square inch	tpa	metric tonne per year
J	joule	tpd	metric tonne per day
k	kilo (thousand)	US$	United States dollar
kcal	kilocalorie	USg	United States gallon
kg	kilogram	USgpm	US gallon per minute
km	kilometre	V	volt
km2	square kilometre	W	watt
km/h	kilometre per hour	wmt	wet metric tonne
kPa	kilopascal	wt%	weight percent
kVA	kilovolt-amperes	yd3	cubic yard
kW	kilowatt	yr	year

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3 RELIANCE ON OTHER EXPERTS

Roscoe Postle Associates Inc. (RPA) has prepared this report for IAMGOLD Corporation (the Client). The information, conclusions, opinions, and estimates contained herein are based on:

•	Information available to RPA at the time of preparation of this report,

•	Assumptions, conditions, and qualifications as set forth in this report, and

•	Data, reports, and other information supplied by the Client and other third party sources.

For the purpose of this report, RPA has relied on ownership information provided by the Client, supplemented by specific claim information taken from the web site of the Ontario Ministry of Northern Development, Mines and Forestry. RPA has not researched property title or mineral rights for the Côté Gold deposit and expresses no opinion as to the ownership status of the property. RPA did search Mining Claims Information, Client Reports on http://www.mci.mndm.gov.on.ca/claims/clm_mmen.cfm and verified the information concerning unpatented claims. Limited information on Patents and Leases is available online.

Except for the purposes legislated under provincial securities laws, any use of this report by any third party is at that party’s sole risk.

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4 PROPERTY DESCRIPTION AND LOCATION

The IAMGOLD properties consist of a collection of properties assembled through staking and various option agreements. The Project area is located southwest of Gogama, Ontario (Figure 4-1) and extends from Esther Township in the west to Champagne Township in the east, a distance of approximately 57 km. The properties cover an area of approximately 516 km2 (Figure 4-2). The properties are bisected by Highway 144 and are approximately 200 km north of Sudbury via Highway 144 and approximately 120 km southwest of Timmins via Highways 101 and 144 (Figure 4-1). This area is in the Porcupine Mining Division.

On April 27, 2012, IAMGOLD announced that it had entered into a definitive agreement with Trelawney to acquire, through a wholly-owned subsidiary, all of the issued and outstanding common shares of Trelawney through a plan of arrangement. On June 21, 2012, IAMGOLD announced completion of the acquisition of all of the issued and outstanding common shares of Trelawney. Under the terms of the transaction, former shareholders of Trelawney were entitled to $3.30 in cash for each Trelawney common share held. The shares of Trelawney were subsequently delisted and Trelawney remains an indirect 100% owned subsidiary of IAMGOLD. All of the interests in the property groups are owned by IAMGOLD through Trelawney and its various subsidiaries and are subject to property agreements in effect at the time of acquisition.

Based on ownership and underlying agreements in effect at the time of completion of the acquisition, the Project area comprises ten properties: Chester, Sheridan Option, Trelawney Mining & Exploration, Ontario 986813 Ltd. (Arimathaea Resources Inc.), Sanatana Option, Trelawney Augen Acquisition Corp. East (Santana ROFR) and West, Huffman Lake Option, Falcon Gold Option, and Leliever properties (Figure 4-2).

The Chester Property is located in the central part of the Project area and hosts the Côté Gold deposit as well as the Chester 1 zone and several other gold occurrences (Figure 4-3). The Chester Property is subject to a number of agreements and is described in this section along with the other properties. Description and the status of the claims are contained within the tables in this section and in Appendix 1.

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FIGURE 4-1 LOCATION MAP

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FIGURE 4-2 PROPERTY GROUP MAP

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RPA is not aware of any environmental liabilities associated with or attributable to any of the subject property groups in the Project area. The on-site work currently being completed by IAMGOLD, which includes surface exploration work and surface diamond drilling, does not require permits. Permits are only required for drilling if there are planned water crossings. RPA has relied upon information provided by IAMGOLD on property ownership and agreements and is not aware of any risks that could affect access, title, or the right or ability to perform work on the properties.

CHESTER PROPERTY

Occurrence (73) on Ontario Geological Survey (OGS) Map 214 (Siragusa, 1993) is locally known as the Jack Rabbit No. 1 Zone or the No. 20 Zone. It is located approximately at UTM coordinates 433176 E and 5268893 N, or latitude 47° 34’ N and longitude 81° 53’ W, within Lease CLM 266. Occurrence (69) on OGS Map 214 is the so-called No. 3 Zone or Chester 1 (formerly Murgold-Chesbar) that was investigated underground by decline in the 1980s. The Bates shaft, connected to the underground development, is located approximately at UTM coordinates 433089 E and 5267214 N, or latitude 47° 33’ N and longitude 81° 52’ W. Both the decline and the Bates shaft are located within Mining Lease P1222832. The decline portal is located at 432896 E and 5267094 N. The Chester 2 (Young-Shannon) headframe is located at UTM coordinates 430475 E and 5267450 N.

All lease and patent boundaries for the property were surveyed at some time in the past. Boundary and corner posts define existing claims. The owner of a mining claim does not hold the surface rights to the claim. At the time of application for a lease, the claims must be surveyed, and application for surface rights is made at that time.

Mineralized zones and important natural features are illustrated in Figure 4-3.

On February 23, 2010, Trelawney announced that it had received a permit to take water (Dewatering Permit) from the Ontario Ministry of the Environment. The permit grants the taking of water from the Bates shaft on the Chester Project for construction dewatering. Trelawney initiated the process to commence the dewatering of the Chester 1 ramp in summer 2010. On July 7, 2010, Trelawney announced that it had received acknowledgement of receipt for the filing of its Advanced Exploration Closure Plan for the Chester 1 Project from the Mineral Development and Lands Branch of the Ministry of Northern Development,

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Mines and Forestry (MNDMF). Pursuant to the approval for filing of the Closure Plan by the MNDMF, Trelawney commenced the planned underground exploration program. Portal and underground rehabilitation began in the second half of 2010 and through early 2011. Trelawney recovered an underground bulk sample consisting of approximately 10,000 tons of mineralized material and on May 25, 2011, announced its intention to reduce underground operations at the Chester 1 Project, which has since been placed on care and maintenance.

Trelawney entered into an Exploration Agreement (EA) with the Mattagami First Nation. The agreement establishes a commitment to an ongoing relationship between the Mattagami First Nation and Trelawney with respect to Trelawney’s exploration activities on its Chester Township properties, located in the traditional territory of the Mattagami First Nation. The EA establishes the foundation for a cooperative and mutually beneficial relationship between the Mattagami First Nation and Trelawney by setting out provisions which include training, ongoing communication, and opportunities for businesses within the community to participate in Project exploration activities. In addition, Mattagami First Nation and IAMGOLD have agreed to negotiate an Impact Benefit Agreement should the Project proceed to production.

The Chester Property holdings include interests in 56 claims, 28 patents, and three leases with a total area of approximately 1,936 ha. They are held in several contiguous packages and include two option agreements, two purchase agreements, and staked claims as described in the following sections (Figure 4-4).

There are no known environmental liabilities associated with the Project.

Mineral claims subject to these various option agreements are kept in good standing by IAMGOLD as a requirement of those agreements.

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FIGURE 4-3 CHESTER PROPERTY LOCATION

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FIGURE 4-4 CHESTER PROPERTY CLAIM MAP

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CHESTER 1 AGREEMENT

On August 11, 2009, Trelawney entered into a definitive option agreement with Treelawn Investment Corp. granting Trelawney the exclusive and irrevocable option to earn up to a 70% interest in the Chester 1 (Murgold-Chesbar) claims (Table 4-1). Pursuant to the terms of the option agreement,, Trelawney had the option to acquire an initial 50% interest in the claims (the First Option) and an option to increase the 50% interest in 10% increments to 70% (the Second Option).

On November 23, 2011, Trelawney announced that it had completed the exercise of the First Option and the Second Option. Under the terms of an amending agreement dated November 22, 2011, between Trelawney and Treelawn Investment Corp., Trelawney accelerated the terms of the Chester 1 Option Agreement dated August 11, 2009, and Trelawney earned 70% of Treelawn Investment Corp.’s interest in the Chester 1 Property, which comprises two mining leases covering approximately 152 ha. In addition, in consideration of waiving certain commercial production requirements under the Chester 1 Option Agreement, Treelawn Investment Corp.’s residual 30% working interest in the Chester 1 Property was converted into a 30% free carried net profits interest.

TABLE 4-1 CHESTER 1 (MURGOLD-CHESBAR)

IAMGOLD Corporation – Côté Gold Project

OWNERSHIP – IAMGOLD 100% – LEASES – SURFACE AND MINERAL RIGHTS

Township	Claim Number	Area (ha)	Start Date	Lease Expiry Date
CHESTER	P1222832	21.6079	01-Aug-03	31-Jul-23*
CHESTER	CLM270	130.037	01-Aug-03	31-Jul-24
Total		151.6449

Note* - 21 year lease but MNDMF has 20 year expiry date

Claim CLM270 is subject to a 3% Net Smelter Return (NSR) with Trelawney having the right to purchase 2% for $2,000,000.

CHESTER 2 AGREEMENT

The Chester 2 claims consist of 11 patented claims and 18 staked claims comprising 42 units. The Chester 2 claims are contiguous, covering an area of approximately 675 ha, and are shown in Figure 4-4 and listed in Table 4-2. On October 27, 2009, Trelawney signed an

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amended and restated Mining Claim Acquisition Agreement with Metallum Resources Inc. (Metallum). This agreement allowed Trelawney to acquire a 92.5% interest in the Young-Shannon Property, subject to a 1% NSR royalty payable when the monthly average gold price exceeds US$1,000 per ounce. This royalty was subsequently acquired by IAMGOLD in 2012.

At the time of the closing of the Metallum agreement, Trelawney held at least a 92.5% interest in the staked and patented claims and the remaining interest was held by Treelawn Investment Corp.

The patented claims are subject to a 1.5% NSR under an agreement dated March 27, 1987. Sixteen of the 18 unpatented claims are subject to a 0.75% NSR under an agreement dated April 15, 1987.

TABLE 4-2 CHESTER 2 LIST OF PATENTED AND STAKED CLAIMS

IAMGOLD Corporation – Côté Gold Project

	Claim Number	Percent Option (%)	Claim Due Date	Work/Taxes Required ($)
PATENTED CLAIMS
1	19966	92.5	Not Applicable	Not Applicable
2	19970	92.5	Not Applicable	Not Applicable
3	19971	92.5	Not Applicable	Not Applicable
4	19972	92.5	Not Applicable	Not Applicable
5	19976	92.5	Not Applicable	Not Applicable
6	19995	92.5	Not Applicable	Not Applicable
7	19999	92.5	Not Applicable	Not Applicable
8	20001	92.5	Not Applicable	Not Applicable
9	20096	92.5	Not Applicable	Not Applicable
10	20094	92.5	Not Applicable	Not Applicable
11	20095	92.5	Not Applicable	Not Applicable
Total Annual Tax				979.58

STAKED CLAIMS
1	P-681824	92.5	2016-Jun-08	400
2	P-681825	92.5	2016-Jun-08	400
3	P-681826	92.5	2015-Jun-08	400
4	P-681827	92.5	2016-Jun-08	400
5	P-720673	92.5	2017-Jun-08	400
6	P-720674	92.5	2017-Jun-08	400
7	P-720675	92.5	2016-Jun-08	400
8	P-720703	92.5	2017-Jun-08	400
9	P-720704	92.5	2017-Jun-08	400

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10	P-720705	92.5	2018-Jun-08	400
11	P-894840	92.5	2016-Jun-02	400
12	P-894841	92.5	2016-Jun-02	400
13	P-894842	92.5	2016-Jun-02	400
14	P-1136163	92.5	2017-Jul-03	1,600
15	P-1136164	92.5	2017-Jul_03	400
16	P-1210929	92.5	2015-Oct-25	1,200
17	P-1213793	92.5	2015-Jun-18	400
18	P-1213796	92.5	2016-Jun-18	1,600
Total Annual Value of Assessment Work Required				10,400.00

CHESTER 3 AGREEMENT

On December 21, 2009, Trelawney and Treelawn Group Inc. entered into a Mining Option Agreement, pursuant to which Treelawn Group Inc. granted Trelawney the right to acquire up to a 92.5% interest in Treelawn’s interests in the Chester 3 claims (Tables 4-3 and 4-4) (Treelawn’s Interest). Pursuant to the terms of the Mining Option Agreement, Trelawney had the option to acquire an initial 50% interest in Treelawn’s Interest in these claims (First Option) and an option to increase such interest to 92.5% (the Second and Third Options).

In accordance with the Mining Option Agreement, after exercising the First Option, Trelawney granted to Treelawn Group Inc. a 1.5% NSR on the Treelawn Interest in the Chester 3 claims. During the 48 months following the grant of the royalty, Trelawney will have the right to purchase 0.5% of the royalty from Treelawn Group Inc. for the sum of $1,000,000.

On November 23, 2011, Trelawney announced that it had earned a 92.5% interest in the Treelawn Interest in the Chester 3 Property. Under the terms of an amending agreement dated November 22, 2011, between Trelawney and Treelawn Group Inc., Trelawney accelerated the terms of the Second and Third Options of the Chester 3 Option Agreement dated December 21, 2009, and earned 92.5% of the Treelawn Interest in the Chester 3 Property. The Chester 3 Property comprises one mining lease, 20 patented claims, and 29 unpatented mining claims covering approximately 890 ha and contains a portion of the Côté Gold deposit. In consideration for accelerating the exercise of the Chester 3 Option Agreement, Treelawn Group Inc.’s residual interest in the Chester 3 Property was converted into a free carried interest of 7.5% on the Treelawn Interest (Amended Interest).

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On March 28, 2012, Trelawney announced that, further to its press release dated November 23, 2011, it had entered into a restated amending agreement with Treelawn Group Inc. with respect to the Chester 3 Property. Pursuant to the restated amending agreement, the Amended Interest was converted into a 7.5% net profits interest on the Treelawn Interest.

TABLE 4-3 CHESTER 3 (EMERALD ISLE)

IAMGOLD Corporation – Côté Gold Project

Township	Claim Number	Area (ha)	Recording Date	Due Date	Work Req’d ($)	Total Applied ($)	Total Reserve ($)
CHESTER	720647	15.8888	1983-Dec-21	2016-Dec-21	262	12,938	0
CHESTER	734211	20.5741	1983-Dec-21	2016-Dec-21	263	12,937	0
CHESTER	734213	20.0208	1983-Dec-21	2016-Dec-21	262	12,938	0
CHESTER	734214	22.9388	1983-Dec-21	2016-Dec-21	263	12,937	0
Total		79.4225

TABLE 4-4 CHESTER 3 (CLAIMS SURROUNDING CHESTER 1)

IAMGOLD Corporation – Côté Gold Project

(These claims are adjacent to north, east and south of CLM 270 of Chester 1)

OWNERSHIP – Trelawn 60%, Arimathaea 40%

Township	Claim Number	Area (ha)	Recording Date	Due Date	Work Req’d ($)	Total Applied ($)	Total Reserve ($)
CHESTER	471954	4.42711	1978-Mar-15	2013-Aug_20	400	4,400	0
CHESTER	471955	7.44194	1978-Mar-15	2013-Aug_20	400	4,400	0
CHESTER	471956	12.0481	1978-Mar-15	2013-Aug_20	400	4,400	0
CHESTER	471957	9.22196	1978-Mar-15	2013-Aug_20	400	4,400	0
CHESTER	471958	15.1668	1978-Mar-15	2013-Aug_20	400	4,400	0
CHESTER	473709	30.856	1979-Oct-23	2015-Mar-15	399	4,401	0
CHESTER	473710	10.2043	1979-Oct-23	2015-Mar-15	400	4,400	0
CHESTER	473711	7.32282	1979-Oct-23	2015-Mar-15	400	4,400	0
CHESTER	473712	6.60572	1979-Oct-23	2015-Mar-15	400	4,400	0
CHESTER	473713	5.88648	1979-Oct-23	2015-Mar-15	400	4,400	0
CHESTER	473714	6.85922	1979-Oct-23	2015-Mar-15	400	4,400	0
CHESTER	473715	10.4716	1979-Oct-23	2015-Mar-15	400	4,400	0
CHESTER	473716	14.9773	1979-Oct-23	2015-Mar-15	400	4,400	0
CHESTER	515053	12.9289	1979-May-10	2014-Oct-15	400	4,400	0
CHESTER	515054	18.0276	1979-May-10	2014-Oct-15	400	4,400	0
CHESTER	515057	7.61063	1979-May-10	2014-Oct-15	400	4,400	0
CHESTER	515058	10.3121	1979-May-10	2014-Oct-15	400	4,400	0
CHESTER	515059	9.29913	1979-May-10	2014-Oct-15	400	4,400	0

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CHESTER	515329	25.91	1979-Jun-20	2014-Nov-25	400	4,400	0
CHESTER	515330	23.2295	1979-Jun-20	2014-Nov-25	400	4,400	0
CHESTER	549017	22.0411	1979-Oct-23	2015-Mar-30	400	4,400	0
CHESTER	549018	10.8208	1979-Oct-23	2015-Mar-30	400	4,400	0
CHESTER	549019	21.9731	1979-Oct-23	2015-Mar-30	400	4,400	0
Total Area		303.64221 ha
Treelawn 60% - Arimathaea 40% (a.k.a. CLM 376)
CHESTER	543820	11.7994	1979-Oct-03	2015-Mar-10	400	4,400	0
CHESTER	543822	9.73732	1979-Oct-03	2015-Mar-10	400	4,400	0
Total		325.1789

*	Arimathaea Resources Inc.

OWNERSHIP – TREELAWN 100% – PATENTS – SURFACE AND MINERAL RIGHTS

Township	Claim Number	Area (ha)
CHESTER	S32033	19.6060
CHESTER	S32034	11.0838
CHESTER	S32035	15.1564
CHESTER	S32036	17.3897
CHESTER	S32037	11.5208
CHESTER	S32044	15.1893
Total		89.9460

OWNERSHIP – TREELAWN 75% – CANORTH* 25% – PATENTS

Township	Claim Number	Area (ha)
CHESTER	S20655	23.2628
CHESTER	S20656	26.4897
CHESTER	S20657	19.4356
CHESTER	S20660	17.3749
CHESTER	S20661	26.3053
CHESTER	S20663	20.5553
CHESTER	S20664	11.4256
CHESTER	S20665	20.8911
CHESTER	S20666	10.9310
CHESTER	S20667	12.7708
CHESTER	S20668	20.0913
Total		209.5334

*	Canorth Resources Inc.

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OWNERSHIP – TREELAWN 60%– ARIMATHAEA* 40% – PATENTS

Township	Claim Number	Area (ha)
CHESTER	S19992	16.9339
CHESTER	S20009	24.3691
CHESTER	P1238635	27.0496
Total		68.3526

*	Arimathaea Resources Inc.

On November 26, 2010, Trelawney entered into an agreement to purchase the 21.62% undivided interest in leased Mining Lease CLM266 held by Gold Bar Resources Inc. (Gold Bar), consisting of 11 standard one-unit claims, the lease expires on March 31, 2026.

On September 9, 2011, Trelawney announced that it had completed the acquisition of the 21.62% undivided interest in leased Mining Lease CLM266 (Table 4-5).

TABLE 4-5 JACK RABBIT GROUP – CHESTER 3

IAMGOLD Corporation – Côté Gold Project

Township	Claim Number	Area (ha)	Start Date	Lease Expiry Date
CHESTER	CLM266	117.156	01-Apr-05	31-Mar-26
Total		117.156

In addition to Treelawn Group Inc.’s royalty under the Mining Option Agreement covering Chester 3, CLM266 is also subject to an additional 1.5% NSR.

CROWN MINERALS AGREEMENT

On May 19, 2010, Trelawney announced that it had signed a letter of intent with Crown Minerals Inc. (Crown) on their Chester/Yeo property in close proximity to the Chester Project. Trelawney has purchased an 80% interest and Crown will retain a 20% carried interest until the completion of a positive prefeasibility study. The Chester/Yeo Property is contiguous to and west of Trelawney’s Chester Property. The property consists of three claims with 14 units located approximately one kilometre west of Trelawney’s Côté Gold deposit (Table 4-6).

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TABLE 4-6 CROWN MINERALS PURCHASE AGREEMENT

IAMGOLD Corporation – Côté Gold Project

Township	Claim Number	Area (ha)	Recording Date	Due Date	Work Req’d ($)	Total Applied ($)	Total Reserve ($)
CHESTER	4220425	32	13-Feb-2008	13-Feb-2014	800	1,600	0
YEO	4240522	96	7-May-2008	7-May-2016	615	11,385	0
YEO	4241016	96	26-May-2008	26-May-2016	1,566	15,234	0

CLAM LAKE CLAIMS

On December 3, 2010, Trelawney staked four claims (4260697 4260698, 4260699, and 4260700) covering four small islands in Clam Lake, on the western boundary of Chester Township (Figure 4-3). The claims are held 100% by Trelawney. Each has an ascribed area of one claim unit (16 ha) and has an assessment requirement of $400 due December 3, 2014. On March 8, 2011, a single claim, 4254022, was also acquired by staking west of Clam Lake, due March 8, 2015.

OTHER PROPERTY GROUPS

SHERIDAN OPTION PROPERTY

The Sheridan Option Property is located in the easternmost area of the Project area properties. It is centred approximately 18 km due east of the Chester Property. The Sheridan Option Property is found within Groves, Benneweis, and Champagne townships. It is a single contiguous block of 27 unpatented mining claims with an approximate total surface area of 5,936 ha.

The property is subject to an option agreement between Trelawney and John Patrick Sheridan dated March 28, 2012 and amended October 4, 2012. Under the terms of this agreement, Trelawney has the right to acquire a 51% undivided interest in the property by completing the following:

1.	Pay $250,000 on the signing of the agreement (completed).

2.	Make an aggregate of $500,000 of Expenditures on the property by December 31, 2013.

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Trelawney has been appointed as the operator and has completed the necessary payment at signing of the Agreement. At the exercise of the Option, a Joint Venture may be created and terms governing the Joint Venture will be defined.

TRELAWNEY MINING AND EXPLORATION PROPERTY

Trelawney is an indirect subsidiary of IAMGOLD.

The Trelawney Mining and Exploration Property (Trelawney Property) is separated into three 100% Trelawney owned blocks. The eastern and southwestern blocks are contiguous with the Sanatana Option Property. The northern block is not continuous to any of the other property groups.

TABLE 4-7 TRELAWNEY MINING AND EXPLORATION PROPERTY CLAIMS

IAMGOLD Corporation – Côté Gold Project

Trelawney Property - Block Name	Number of Unpatented Mining Claims	Approximate Area (ha)
North	12	3,072
East	20	4,112
South	35	8,704
Trelawney Property Total	67	15,888

Trelawney North is located north of, and isolated from the rest of the property groups. It is centred eight kilometres due north of the Chester Property. This portion of the Trelawney North spans Neville and Somme townships. It is comprised of 12 unpatented mining claims for an approximate total area of 3,072 ha.

Trelawney East is located at the eastern end of the Project area, between the Ontario 986813 Ltd. (Arimathaea Resources Inc.) and the Sheridan Option Properties. The eastern block of the Trelawney East is centred 10 km due east of the Chester Property. Trelawney East is contiguous with the Project area, and has claims in Neville, Groves, St. Louis, and Benneweis townships. It consists of 20 unpatented mining claims for an approximate total area of 4,112 ha.

Trelawney South is the southernmost component of the entire Project area. The South Block is contiguous with the remainder of the Project area. It is centred 10 km southwest of the

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Chester Property. Trelawney South has claims in Yeo, Smuts, and Invergarry townships. It consists of 35 unpatented mining claims for an approximate total area of 8,704 ha.

The three blocks combine for a total of 67 unpatented mining claims and an approximate total area of 15,888 ha. These three blocks and 67 claims are all 100% IAMGOLD (Trelawney) owned, and are not subject to any joint ventures or option agreements. Description of individual claims comprising the Trelawney Property is contained in Appendix 1.

ONTARIO 986813 LTD. (ARIMATHAEA RESOURCES INC.) PROPERTY

Pursuant to an asset purchase agreement between Arimathaea and Ontario 986813 Ltd. (Ontario 986813) dated June 26, 1982, 986813 acquired the Arimathaea Property. By an application to the Commissioner from Ontario 986813, dated December 26, 2011, several separate requests were made. These included vesting 100% interest in the claims of Arimathaea Property to Ontario 986813, an application for exclusions, and an application for extension of time. An order by the Commissioner dated February 6, 2012 granted all of the relief sought with the effective date of transfer of the Arimathaea Property to 896813 being June 26, 1992. Ontario 2294167 Inc. (Ontario 2294167) acquired ownership of 55% of 986813 on August 3, 2011 and Ontario 2294167 is a wholly owned subsidiary of Trelawney Mining and Exploration Inc.

The Arimathaea Property is separated into four, 100% Ontario 986813 owned distinct blocks in the Project area. All except the East Block are contiguous with the Chester Property and located in the eastern part of the Project area.

TABLE 4-8 ONTARIO 986813 PROPERTY CLAIMS

IAMGOLD Corporation – Côté Gold Project

Arimathaea Property - Block Name	Number of Unpatented Mining Claims	Approximate Area (ha)
North	16	256
Northeast	7	112
East	114	1,824
South	96	1,536
Arimathaea Property Total	233	3,728

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Arimathaea North is located in the east-central part of the Project area. It is attached directly to the northern border of the Chester Property and found exclusively within Chester Township. Arimathaea North consists of 16 unpatented mining claims with a total area of approximately 256 ha.

Arimathaea Northeast is located in the east-central part of the Project area. It is centred about 1.5 km from the north border of the Chester Property and borders Chester and Neville townships. Arimathaea Northeast consists of seven unpatented mining claims with a total area of approximately 112 ha.

Arimathaea East is the largest block of the four 100% Ontario 986813 owned claims. It is located in the eastern Project area, between the Sanatana Option Property to the west and the eastern block of the Trelawney Property to the east. It is centred about six kilometres east-northeast from the Chester Property. Arimathaea East consists of 114 unpatented mining claims with a total area of approximately 1,824 ha.

Arimathaea South is located in the east-central part of the Project area. It is attached directly to the southern border of the Chester Property, and located dominantly in Chester Township, with a small number of claims in Benneweis Township. Arimathaea comprises 96 unpatented mining claims with a total area of approximately 1,536 ha.

The four blocks of the Arimathaea Property combine for a total of 233 unpatented mining claims and an approximate total area of 3,728 ha.

SANATANA OPTION PROPERTY

The Sanatana Option Property is located in the central and east-central portion of the Project area. The Sanatana Option Property envelops the Chester Property; Arimathaea North, Northeast, and South blocks, and the TAAC West Block. It is a single contiguous block with claims in Yeo, Chester, Neville, and Benneweis townships. It consists of 46 unpatented mining claims with an approximate area of 7,840 ha.

Tables summarizing the details for the unpatented mining claims of the Sanatana Option Property are found in Appendix 1.

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The Sanatana Option Property is under an earn-in agreement between Trelawney Augen Acquisition Corp. (TAAC) and Sanatana Resources Inc. (Sanatana) signed on February 14, 2011. Under the terms of this agreement, Sanatana has the right to acquire a 50% interest in the originally 100% TAAC owned claims (of the Sanatana Option Property) by completing the following:

1)	Paying TAAC $150,000 within 10 days of February 14, 2011 (completed).

2)	Allotting and issuing to TAAC a total of 5,000,000 shares on or before February 14, 2012, as follows:

•	2,000,000 Shares on or before February 24, 2011 (completed);

•	An additional 1,500,000 Shares on or before February 24, 2012 (completed);

•	An additional 1,500,000 Shares on or before February 24, 2013.

3)	Incurring Work Costs of not less than $5,000,000 as follows:

•	$1,000,000 on or before February 14, 2012 (completed);

•	An additional $1,500,000 on or before February 14, 2013;

•	An additional $1,500,000 on or before February 14, 2014.

To date, Sanatana has (i) paid TAAC $150,000 in cash, (ii) issued TAAC 3,500,000 common shares and (iii) incurred not less than $5,150,000 in exploration expenditures. The only payment remaining to earn the 50% Interest is for Sanatana to issue to TAAC 1,500,000 common shares. In accordance with the terms of the Option and JV Agreement IAMGOLD, through TAAC, has the right to audit the exploration expenditures (Sanatana News Release dated September 13, 2012).

Upon the exercise of the Option, Sanatana may increase its interest to 51% in the Sanatana Option Property upon completion and delivery of a pre-feasibility study on or before February 14, 2016.

TRELAWNEY AUGEN ACQUISITION CORP. PROPERTIES

Trelawney Augen Acquisition Corp. (TAAC) is a subsidiary company of Trelawney.

The TAAC Property is separated into two 100% TAAC owned distinct blocks in the Project area. The two TAAC blocks are separated by the Sanatana Option Property and are contiguous with the other property groups.

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TABLE 4-9 TRELAWNEY AUGEN ACQUISITION CORP. PROPERTY CLAIMS

IAMGOLD Corporation – Côté Gold Project

TAAC Property - Block Name	Patented		Unpatented Mining
	Patents	MLOs	Claims
East	0	0	9
West	41	50	83
TAAC Property	41	50	92

TABLE 4-10 TRELAWNEY AUGEN ACQUISITION CORP PROPERTY SURVEYED CLAIMS

IAMGOLD Corporation – Côté Gold Project

TAAC Property - Block Name	Surveyed		Approximate Unpatented	Total Surveyed +
	Patents (ha)	MLOs (ha)	Mining Claims (ha)	Approximate (ha)
East	0	0	304	304
West	488.46	732.92	14,320	15,541.38
TAAC Property	488.46	732.92	14,624	15,845.38

The TAAC East block is located in the east-central area of the Project area. It is attached directly to the northeastern border of the Chester Property and found exclusively within Chester Township. TAAC East consists of nine unpatented mining claims with a total area of approximately 304 ha.

TAAC has a contractual obligation to give Sanatana the right of first refusal (ROFR) for all nine unpatented mining claims (listed in Appendix 1), should Trelawney wish to sell these claims. This agreement was signed February 14, 2011, and the ROFR is valid for a period of three years, effective until February 14, 2014.

The TAAC West block is the largest property block in the Project area. It comprises the majority of the western half of the Project area, covering ground in Garnet, Esther, Osway, Huffman, Potier, Fingal, Arbutus, and Yeo townships. The TAAC West block is comprised of a combination of 41 patents, 50 mining licences of occupation (MLOs), and 83 unpatented mining claims, for an approximate total area of 15,541.38 ha.

The two blocks combine for a total of 92 unpatented mining claims and 41 patented mining claims and 50 mining licences, with an approximate total area of 15,845.38 ha.

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HUFFMAN LAKE OPTION PROPERTY

The Huffman Option Property is located in the west-central part of the Project area. It is completely enveloped by the claims of the TAAC West block. The Huffman Option straddles the border of Huffman and Potier townships. It is a single contiguous block of four unpatented mining claims with an approximate area of 624 ha.

Tables summarizing the details for the unpatented mining claims of the Huffman Lake Option Property are found in Appendix 1.

The property is subject to an option agreement between TAAC and John Gregory Brady and Reginald James Charron, executed on August 10, 2009. TAAC completed all necessary payments and shares have been issued by previously acquired companies to fulfill the agreement. The optioned property will be transferred to TAAC.

The property is subject to a 2% NSR. TAAC has the right to acquire half (50%) of the NSR at any time upon payment of $1,000,000. The royalty holders are also entitled to a non-refundable advance royalty payment (ARP) in the amount of $10,000 per year commencing August 10, 2013.

FALCON GOLD OPTION PROPERTY

The Falcon Gold Corp. (Falcon Gold) Option Property is located in the far northwest corner of the Project area. It is immediately west of the large group of claims of the TAAC West Block. The Falcon Gold Option is found exclusively within Esther Township. It is a single contiguous block made of 16 unpatented mining claims and six patented claims with an approximate total surface area of 335.18 ha. Falcon Gold is entitled to acquire a 100% interest in this property (the Burton Property) under a Mineral Property Acquisition Agreement dated March 25, 2010 and amended on April 29, 2010. It was signed with the original owners Martin L. Burton, Cumming S. Burton, and Archie S. Burton.

Tables summarizing the details for the patented and unpatented mining claims of the Falcon Gold Option Property are found in Appendix 1.

Under an option agreement dated February 16, 2012, between Trelawney and Falcon Gold, Trelawney is entitled to acquire a 51% interest in the Burton Property if Trelawney:

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1)	Pays Falcon Gold $150,000 on or before February 16, 2012 (completed).

2)	Complete $600,000 worth of expenditures on or before February 16, 2013.

During this phase of the agreement, Falcon Gold acts as the operator. After completing all terms of this first option, Trelawney may elect to exercise the Second Option to acquire a further 24% interest in the Burton Property if they complete a further $600,000 worth of expenditures on or before February 16, 2014. During this phase of the agreement, Trelawney may become operator of the property. If all above requirements are met, Trelawney will have acquired a 75% undivided interest in the Burton Property.

After exercising either the First or Second Option, a joint venture may be created with each party to contribute to the pro rata of their interest. A dilution process will be applied if either party does not contribute and dilutes to less than 10% interest. The diluted party will then forfeit all of its interest and be entitled to a 2% NSR royalty from any future production. The original owners are entitled to a 2.5% NSR with the possibility to buy-back right 60% of the NSR (total 1.5% NSR) by increments of 0.3% for $0.5 M or for a 10% NPI.

Either party shall have a right of first refusal, which shall apply to any transfer of all or part of the party’s participating interest (including royalties) in the joint venture.

LELIEVER PROPERTY

The Leliever Property is located in the east-central area of the Project area. It is immediately west of and contiguous with the Chester Property. The Leliever Property is found exclusively within Chester Township. It is a single contiguous block of three patented claims (S8995, S8996, and S8997) with an approximate area of 54.38 ha 100% owned by Trelawney.

Pursuant to an acquisition agreement between Trelawney and John Leliever, dated February 24, 2012, Trelawney owns a 100% interest in the Leliever claims.

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5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

ACCESSIBILITY

The Côté Gold Project is located southwest of Gogama, Ontario. The property is bisected by Highway 144 and is approximately 200 km by road north of Sudbury, along Highway 144 and approximately 120 km by road southwest of Timmins via Highways 101 and 144 (Figure 4-1). Access to the property is by a network of logging roads and local bush roads accessed from Highway 144 and from the Sultan Industrial Road which runs east-west along and below the southern part of the Project area.

CLIMATE

The climate of the Project area is continental in nature, with cold winters (-10°C to -35ºC) and warm summers (+10°C to +35°C). In this area, winter conditions can be expected from late October to early April. Precipitation averages 80 cm a year with a substantial portion in the form of snow averaging 2.4 m per year.

LOCAL RESOURCES

The nearby town of Gogama (population 600) is on the CN railway line and is also connected to the regional electric power grid, but has few resources related to exploration and mining. However, Sudbury and Timmins are only about 200 km and 120 km distant by road, respectively. Either centre has mining suppliers and contractors plus experienced and general labour.

INFRASTRUCTURE

The main infrastructure on the Chester Property is a 3 m by 5 m, 1,675 m decline to a final depth of 162 m plus 700 m of lateral drifting on five levels. This is referred to as the Chester 1 Project. There is a shallow shaft (Bates) on the east end of the main vein structure and 90 m of raises in mineralization. This is all located on Lease CLM 270 and Mining Lease P1222832 (Chester 1). The development work was completed from 1986 to 1989, but

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production was not achieved. The Project is now connected to the 120 kV provincial power grid.

In early February 2010, Trelawney purchased the equipment and plant required to establish surface and underground infrastructure at the Chester 1 Project. The material included a surface and underground electrical distribution system, a ventilation and mine air heat system, compressors furnished warehouse, workshop, offices, and various pieces of mobile equipment. A Dewatering Permit was granted for the Chester 1 Project in February 2010. Portal and underground rehabilitation began in the second half of 2010 and through early 2011 Trelawney recovered an underground bulk sample consisting of approximately 10,000 tonnes of mineralized material. Later in 2011, the Project was placed on care and maintenance

PHYSIOGRAPHY

The area is typical of glaciated terrain of the Canadian Shield. The topography is gently rolling, with high points seldom exceeding 50 m above local lake levels. Elevations on the property are generally between 380 MASL and 400 MASL. The higher ground usually has a veneer of glacial till or soil over bedrock. There is only a few percent of outcrop, mostly confined to higher ground. Low ground is covered by deep glacial till and frequent small lakes and/or swamps. Most of the area has been logged in the last 30 years so that vegetation is generally small second growth poplar, birch, spruce, and pine. Poplar, birch, and white pine are common on the higher ground and spruce in the lower, wetter areas.

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6 HISTORY

Prospecting and exploration activity in the Project area began about 1900 and has continued sporadically to the present time, spurred on periodically from exploration in the Porcupine and Elk Lake-Gowganda-Shiningtree camps. The first discovery of note was the Lawrence copper prospect (#79) on the east shore of Mesomikenda Lake in 1910. Particular interest in the area was sparked in 1930 when Alfred Gosselin found a spectacular showing of native gold on the east shore of Three Ducks Lake (Laird, 1932). This discovery is located within Young-Shannon Claim S-20095 and became part of the original 25-claim block staked around Three Ducks Lake.

Activity was fairly intense through to the early 1940s, with a significant amount of prospecting and trenching plus the sinking of a few, shallow shafts and some resultant, very minor production. Through to the late 1960s, there was little or no work performed. From the early 1970s to about 1990, there was a great deal of surface work performed along with some limited underground investigations. Since that time, fragmented property ownership has precluded any major programs. With the consolidation of control of a group of properties comprising the Chester Property by Trelawney in 2009, a reappraisal of the potential of several interesting gold prospects became possible. In the subsections that follow, historical work completed on the Chester Property is described, followed by the description of historical work on the other properties in the Project area.

CHESTER PROPERTY

The summary of historical work outlined below draws on the assessment records and descriptions and tabulations of Siragusa (1993), McBride (2002), Cargill and Gow (2009), Constable (1990), and Cook (2010). For clarity, the profusion of historical names for the various prospects, showings, or groups thereof have been grouped according to the names used by McBride for those properties with the most work. Otherwise the original names applied by Laird (1932) are used. The numbers shown on the map of local geology (Figure 7-3) and the bracketed numbers in the following text refer to Siragusa’s (1993) numeric designation in Open File Report 5844 which covers all of the known historic properties and showings in the area.

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Reference is made in this section to a number of historical resource estimates that have been made on several of the prospects. These estimates were likely prepared according to resource estimation practices of the time, however, they were not made in accordance with NI 43-101 and RPA is of the opinion that they cannot be relied upon.

YOUNG-SHANNON (56), (58), (59), (82)

In 1931, Consolidated Mining and Smelting Company Limited optioned the original Young-Shannon claim group, but after surface sampling of two veins (59), the option was allowed to lapse. Activities in 1930-1931 created a “rush” and a number of gold discoveries followed. Generally, these discoveries comprised native gold in quartz and/or carbonate veins or stockworks with numerous accessory minerals. Several discoveries at this time were on the existing Young-Shannon Property.

The C-Zone (58), the main gold showing on the Young-Shannon Property was stripped by the Three Ducks Syndicate in 1930-1931. The Martin Syndicate of Sudbury completed a diamond drilling program in 1932 on the A-Zone. No details of this work are available, but “an engineer’s report is said to have been highly favorable” (Laird, 1934).

The Young-Shannon Gold Mines, Limited (Young-Shannon) was formed in 1932. In 1936, a program proposed in 1934 in a consultant’s report was initiated. An inclined shaft (-70º) was completed to a vertical depth of 57 m (61 m down shaft) with a level at 30 m. About 52 m of lateral development was completed and 670 m of diamond drilling was carried out. In 1937, 49 m of lateral development was carried out on the 57 m level and a further 152 m of diamond drilling completed. A stamp mill was installed but there are no records of production from this period.

Young-Shannon completed a surface diamond drilling program and a geophysical survey in 1944. Further diamond drilling was carried out in 1946. There are no records of any of these work programs. The property was idle from 1946 to 1978.

In 1978, Canadian Gold Crest Ltd. leased the Young-Shannon Property, built a steel headframe and constructed a 60 tpd flotation mill near the C-Zone shaft. Material for the mill came from underground workings on the C-Zone and from a small open pit on the B-Zone. The mill operated for seven months and a gold-copper concentrate was sold to Noranda Ltd.

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In 1984 and 1986, Robert S. Middleton Exploration Services completed extensive very low frequency electromagnetic (VLF-EM) and induced polarization (IP) surveys over the ice and around Three Ducks Lake. Several weak IP anomalies were delineated, both under the lake and on land. Several of the anomalies appeared to align with known gold zones. Further, it was noted that some of the anomalies appeared to align with gold-bearing structures on an adjacent property. At the time, Young-Shannon considered that the zones outlined by Chesbar-Murgold aligned with the A- and B-Zones on the Young-Shannon Property. In 1989, Chesbar-Murgold mined a 10,900-tonne sample and reportedly sent it for treatment to the mill of Giant Yellowknife Mines Limited in Timmins.

Young-Shannon carried out a number of diamond drilling campaigns in the years 1987 to 1990 as summarized in Table 6-1. A technical report prepared by Constable (1990) identified an indicated mineral resource of 220,000 tons grading 0.354 oz/st Au on the C-Zone and an inferred mineral resource of 725,000 tons grading 0.16 oz/st Au on the C-Prime Zone. RPA cautions that these estimates are not compliant with NI 43-101 and should not be relied upon.

TABLE 6-1 CHESTER PROPERTY DIAMOND DRILLING 1987 TO 1990

IAMGOLD Corporation – Côté Gold Project

Phase	Number of Holes	Total Depth (m)
I	19	1,907.4
II	16	1,520.0
III	78	10,752.4
IV	69	10,516.5

Totals	182	24,696.3

Significant intersections for this work have been set out in various reports by Constable (1988, 1989, and 1990) and Bullock (1991), cited in McBride (2002). Copies of the detailed diamond drill logs from this period are not available.

There are no records of work between 1990 and 1997. In 1997, Nord Pacific Limited (Nord Pacific) entered into an agreement regarding the Young-Shannon Property. The objective of this work was to outline an open pit gold resource. Work carried out by Nord Pacific was described by Hofer (1998) but copies of this report have not been located. McBride (2002) refers to the Hofer (1998) report. He notes that Hofer reported that 23 diamond drill holes aggregating 3,650 m were completed to test the C-Zone and were drilled to confirm the

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previous work by Constable (1990). A further six holes (1,190 m) were drilled to test geophysical targets.

After the drilling was completed, Nord Pacific prepared a resource estimate. Criteria used were:

•	Mineralized intersections were taken to 1.8 m true width.

•	Specific gravity of 2.67 t/m3.

•	Drill hole influence of 4.57 m.

•	Cut-off grade of 3.43 g/t Au for diluted intersections.

•	Continuity based on two or more intersections either along strike or dip.

This work outlined 10 separate zones in the C-Prime area, a distance of 180 m. These zones contained a resource of 200,000 tonnes grading 12 g/t Au. This mineral resource estimate was prepared prior to the development of the CIM Reporting Guidelines and the estimate may not conform to modern reporting criteria. This estimate is a historical estimate under Section 2.4 of the NI 43-101, does not conform to current CIM guidelines for Mineral Resource Classification, and should not be relied upon. While copies of the Hofer (1998) report are not available, the Hofer (1998) estimate was subsequently audited by McBride (2002). The McBride (2002) report is the source of the existing data. This estimate is considered relevant because it gives an indication of the potential tested by Nord Pacific. Further, the estimate generally agrees with prior estimates by Constable (Bullock 1991, cited in McBride, 2002). Hofer does not appear to have classified the 1998 estimate.

Subsequent to the Nord Pacific work, there was a further hiatus until the report by McBride (2002) prepared for Northville Gold Corp. (Northville). Northville commenced a program of diamond drilling, apparently primarily directed to obtaining samples for lithogeochemical studies. The results of the Northville work should have been communicated to Young-Shannon, but only the results of the first six holes are available. It was reported at the time that Northville completed 24 diamond drill holes, 12 drill holes in 2002, and 12 drill holes in 2003.

Exploration work recommenced in 2004 when Young-Shannon drilled an additional six diamond drill holes to extend the known mineralization laterally. These holes were designed to test the C-Prime Zone. Mr. D. Constable, P.Geo., was the Qualified Person for this program.

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Young-Shannon carried out a further program in 2005 under the direction of Mr. G. Lipton, the Qualified Person for the program. Five holes were drilled in the 2005 program. As with the 2004 drilling, the target of this work was the C-Prime Zone.

LAWRENCE GROUP (79)

Discovered by H. Phillips in 1910, this Cu (Au) prospect was initially trenched and sampled. In 1916, a 60 ton sample averaging 7% Cu and $3.50 gold/ton was shipped to New York.

JACK RABBIT (73) (74) (75) (76) (77) (78)

ZONE 1 (73, 76)

Known as the No. 20 Vein or No. 20 Zone, occurrence (73) was discovered by Murgold Resources Inc. (Murgold) in 1981. Its extension to the west, occurrence (76), was known as Chester No. 2 Zone. To the beginning of 1989, Zone 1 had been tested with 26 holes by Rockwell Mining Corp. (Rockwell), three holes by Kidd Resources Ltd. (Kidd Resources), and two holes by Monte Carlo Resources/Canadian Gold for a total of 13,886 ft. Pamour Porcupine Mines had also carried out a program of percussion drilling in 1985-1985. In 1989, Gold Bar drilled a further 34 holes totalling 17,028 ft. on Zone 1. An IP survey was carried out over portions of the property. Novak (1989) estimated that the “resource” contained in Zone 1 was 336,000 tons grading 0.214 oz/st Au to the 600 ft level with an average width of 8.26 ft. The relevance of this estimate is that it provides an indication of the mineral potential; however, it is an historical estimate under Section 2.4 of NI 43-101, does not conform to current CIM guidelines for Mineral Resource Classification, and should not be relied upon.

In 1987, a 7,118 ton bulk sample was removed from the No. 2 Zone and sent to the Diepdome mill in Timmins. Recoveries from this sample are unknown.

ZONE 2 (78)

Beaver-Bethnal Gold Mines Limited prospected, stripped, and trenched on this occurrence in the period 1930-1933. Hanson Mineral Exploration Limited trenched, pitted, and drilled two holes in 1981-1982. No further information is available.

ZONE 3 (77) (74) (75)

Referred to as Zone 3 or the Texas Gulf Zone, occurrence (77) was worked initially by Sulmac Exploration Services Limited (1965) and subsequently by Viewpoint Exploration

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Limited (1972), Texas Gulf Canada Limited (Texas Gulf) (1977-1979), Chester Resources (1981) and Rockwell (1982). Texas Gulf was interested in the copper potential and drilled nine holes on the zone with only modest results. During 1982, Rockwell drilled about 6,000 ft. in more than 20 holes. During 1989, Gold Bar tested Zone 3 with a further 30,583 ft. of drilling in 68 holes. In 1989, James Wade Engineering (Wade) estimated a combined indicated “resource” for Zones 1 and 3 of 310,000 t at a grade of 12.4 g/t Au to a depth of 183 m. The relevance of this historical estimate is that it provides an indication of the mineral potential, however, it is an historical estimate under Section 2.4 of NI 43-101, does not conform to current CIM guidelines for Mineral Resource Classification, and should not be relied upon.

Referred to as the No. 16 Vein, occurrence (74) was drilled by Murgold (one hole) in 1982. No further information is available.

Referred to as the No. 15 Vein, occurrence (75) was trenched and tested by Murgold in 1982, with three holes totalling 494 ft. No further information is available.

MURGOLD-CHESBAR (67) (68) (69) (70)

OCCURRENCES (67), (68)

Occurrences (67) and (68) have been known historically as the Kingsbridge or Gomak prospect. Gomak Mines worked the ground in the period 1932 to 1938 during which time a shaft was sunk to 75 ft depth and a total of 283 ft of drifting, crosscutting, and raising was done. A total of 1,387 tons were produced from the workings in 1936 from which 98 oz Au and 23 oz Ag were recovered. Chesgo Mines Limited held the property from 1945 to 1948 and subsequently Kingsbridge Mines Limited, from 1967 to 1971. Apparently only surface work was done by those companies.

In 1979, Murgold acquired, through options and staking, a large property package that included the four Murgold-Chesbar occurrences. Extensive surface stripping and trenching were carried out over the main veins and the claims were covered by airborne magnetic and EM plus photogeological surveys. On the ground, these results were followed up with geological, geophysical, geochemical surveys and surface diamond drilling. This work supposedly led to the discovery of 12 separate vein structures, but the main targets remained the No. 1 Vein (Gomak, 68) and No. 3 Vein (69).

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OCCURRENCES (69), (70)

Referred to recently as the No. 3 Vein System, occurrence(69) was investigated through surface work by Chesgo Mines Limited (Chesgo) (1945-1948), Three Duck Gold Mines Limited (Three Duck) (1968-1969), Kingbridge Mines Limited (1969-1971), and Olympian International Resources Limited (Olympian) (1974-1975). Chesgo drilled 4,786 ft in 16 holes. Three Duck drilled 252 ft in three holes. Olympian drilled five holes totalling 1,340 ft and also collected two bulk samples of 47 tons and 49 tons which reportedly assayed 0.30 oz/st Au and 0.17 oz/st Au, respectively, over estimated widths of six to ten feet. Initial work by Murgold traced the No. 3 Vein System for 5,800 ft on surface and seems to have established continuity with the Strathmore Prospect (70) to the southeast.

The earliest indicated work on the Strathmore Prospect (70) was the sinking of the 116 ft. Strathmore shaft, along with limited drifting, by Strathy Basin Mines Limited in 1938. In the period 1945-1948, Chesgo drilled two surface holes for a total of 482 ft. Strathmore Mines Limited rehabilitated the shaft and drilled a number of surface and underground holes in 1947. Rinaldi Mines Limited drilled four surface holes totalling 1,240 ft in 1963.

The 1980-1981 program of Murgold concentrated on the eastern part of the No. 3 Vein System (Strathmore Prospect) with surface and underground work. The 100 ft level was sampled for 100 ft east and west returning grades of 0.192 oz/st Au over three feet for the eastern end and 1.03 oz/st Au for the western end. The drifts were extended an additional 140 ft to the west and 90 ft to the east, but the grades were low. A 656 ton bulk sample from a stope on the west drift, graded 0.34 oz/st Au. In 1982, 42 holes were drilled for a total of 12,776 ft and about two-thirds of this drilling was concentrated on the previously untested central section of the No. 3 Vein. Also in 1982, the Bates shaft (200 ft) was commenced on the No. 3 vein system, 1,250 ft to the northwest of the Strathmore shaft. Through 1985, more surface work was done including trenching and drilling (McBride, 2002).

In 1986, Chesbar Resources Inc. (Chesbar) assumed management of the program and to 1988 drilled 56 holes totalling 19,040 ft on the No. 3 Vein System. Chesbar’s main effort from 1986 was the driving of a decline to investigate the No. 3 Vein System. When completed in 1988, the ramp was 5,500 ft in total length and had reached a depth of 530 ft. It had investigated the zone from east of the Strathmore Shaft to west of the Watts Zone, the western surface extent of the No. 3 Vein System, a distance of 2,660 ft. and had looked at the main mineralization on three levels to a depth of 500 ft. Numerous exploration raises and

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drifts had been driven to sample the veins (McBride, 2002). A total of 45,000 ft of surface drilling and 53,000 ft of underground drilling had been completed. In April 1989, an 11,000 ton surface stockpile was shipped to a custom mill in Timmins. Unfortunately the result of this test sample is not known (McBride, 2002).

In 1988, Murgold contracted Wade to resample and revaluate the underground workings (O’Gorman, 1988) once the Chesbar sampling program was completed, but while the decline was being driven. Wade ultimately recommended additional exploration openings and underground drilling to confirm the grade, tonnages and vein continuity. In 1989, Murgold published an estimated “resource” of 507,000 tons at a grade of 0.237 oz/st Au. McBride (2002) suggested that there was a “measured resource”, accessible from underground workings, of 144,500 t at a grade of 14.7 g/t Au. The relevance of this historical estimate is that it provides an indication of the mineral potential. This estimate is a historical estimate under Section 2.4 of the NI 43-101, does not conform to current CIM guidelines for Mineral Resource Classification, and should not be relied upon.

No further work was done on the decline until IAMGOLD began dewatering and underground rehabilitation in the summer of 2010.

OTHER

Listed below are six other historical gold showings on the Chester Township properties which have received a limited amount of exploration work.

OCCURRENCES (60), (62)

Channel sampling was done on these showings in 1933 by the West McWatters Syndicate.

OCCURRENCE (61)

Trenching of unknown vintage was noted by Siragusa (1993).

OCCURRENCES (71), (72), (87)

These are three showings mentioned by Laird (1932), but no specific work is known from recent times. Siragusa (1993) notes that the southeast striking geometry of occurrence (72) might suggest that, south of Arethusa Lake, there could be a mineralized zone parallel to occurrences (69) (70) (No. 3 vein system).

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JOHN SHERIDAN OPTION PROPERTY

Two mineral occurrences are indicated in the MNDN database occurring on the John Sheridan Option Property:

1)	Williamson-Champagne (MDI41P12SE00007)

2)	Dunn, J.C. (MDI41P12SE00004)

1983: Six diamond drill holes comprising 625 m were completed by Hargor Resources Inc. (Hargor Resources) at the Williamson-Champagne occurrence. No significant results are reported.

TRELAWNEY MINING AND EXPLORATION PROPERTY

One mineral occurrence is documented on the Trelawney Mining and Exploration Property. It is referred to as the Jarvis (MDI41P12SE00005) occurrence and is located on the Benneweis block. No mineral occurrences are known on the Yeo and Neville blocks.

ONTARIO 986813 LIMITED OPTION PROPERTY

The Ontario 986813 Property is divided into four blocks: the north, south, east, and northeast blocks. Six historical mineral occurrences with gold, silver, and copper as the primary commodities are documented for the north block of the Ontario 986813 Property:

1)	Rockzone DDH #16 (MDI41P12SW00125)

2)	Beaverbridge (MDI41P12SW00056)

3)	Beaverbridge DDH 66-EM-3 (MDI41P12SW00124)

4)	Beaverbridge 67 R-1 (MDI41P12SW00075)

5)	Brennan HJ. (MDI41P12SW00074)

6)	East Arm Bagsverd Lake (MDI41P12SW00083)

On Claim S19970, a mineral occurrence and historical trench is located 90 m south from the property’s southwestern corner. The exploration history for the claim is as follows:

•	1966 and 1967: Beaverbridge Mines Ltd. drilled a total of six holes in the southern half of the property totalling 912 m.

•	1973: Rockzone Mines Ltd. drilled six holes totalling 293.59 m in the southern half of the property.

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•	1982: Murgold drilled 11 diamond holes totalling 1,659.45 m in the southern half of the property.

•	1987: Kidd Resources (Monte Carlo Gold Mining) drilled one diamond drill hole totalling 124 m in the southwestern part of the property.

•	2004: Young-Shannon Gold Mines Ltd drilled six holes in the southern part of the property totalling 1,561 m.

Three historical mineral occurrences are documented to occur on the East Block of the Ontario 986813 Property:

1)	Broken Hill DDH #3 (MDI41P12SW00119)

2)	Bernice Lake (MDI41P12SW00117)

3)	Benneweis Lake (MDI41P12SW00118)

The exploration history for the East Block of the property:

•	1971: two diamond drill holes were completed by Broken Hill Exploration Limited totalling 198.48 m on the southeast part of property, one at each of Broken Hill DDH #3 and Bernice Lake.

•	1971: one diamond drill hole totalling 182 m was completed by Safari Exploration Limited in the south central part of the property at the Benneweis Lake occurrence.

One mineral occurrence, Beaver Bethnal #1 (MDI41P12SW00137), occurs on the Southeast Block. No mineral occurrences are documented on the South Block.

SANATANA OPTION PROPERTY

Historic exploration at the occurrences on the Sanatana Option Property is summarized below.

YOUNG/SCHIST LAKE OCCURRENCE

MDI 41P12W061; 426975 E, 5269542 N

•	1925: Mr. T.L. Gledhill visited the property, which was inactive at the time but had an overgrown road leading to the shaft.

•	1932: Reportedly, Mr. C.T. Young performed work on the old shaft and obtained values of $0.60/st (1 g/t Au).

•	1939: Messrs. Scott and Cousins prospected numerous showings and collected a number of samples with values of $0.70 and $0.75 ($35/oz).

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•	1958: Three Ducks Lakes Syndicate did an exploration program were a number of targets were drilled. One hole (K-1) was located in the vicinity of the old shaft.

•	1979: Cominco performed ground magnetic survey and geological mapping program immediately west of this prospect. This was directed at iron formation hosted gold mineralization.

•	1980: Hargor Resources flew an airborne EM and magnetic survey.

•

1985: Blue Falcon Mines Ltd. (Blue Falcon) did a regional airborne magnetic and EM survey. In the following year, a stripping and trenching program adjacent to the old shaft commenced. No technical results are on file.

•	1988: Kidd Resources performed stripping program, excavating numerous trenches. No technical results from this program are on file.

•	1990: Blue Falcon did an airborne magnetic and VLF-EM survey over the area.

MOORE LAKE/BOBWAY OCCURRENCE

1,200 M EAST OF MOORE LAKE

CLAIM 3019553

MDI 41P12W062; 426137 E, 5269184 N

•

1910: Mr. P. Moore staked ground. Two years later, he performed an exploration program consisting of pitting and sinking a 10 m shaft on pyrite quarts carbonate vein. Values of 4 g/t Au ($2.40/st) were reported.

•	1932: Russell Cryderman held the ground but no work was reported.

•

1939: Pat Scott, on behalf of Lake Shore Mines, staked the area covering the Moore showing, plus others, and cleaned numerous old pits and trenches. Allegedly, two Moore Shaft samples returned values of 0.5 g/t Au and trace Au ($0.51/st).

•

1979: Cominco acquired ground in the immediate area of shaft performing ground magnetic and geological mapping to identify iron formation hosted gold deposits. Subsequently, numerous old trenches hosted in diorite northwest of the Moore showing were found. However, the Moore Shaft itself not located.

•

1979: Erana Mines flew a magnetic and radiometric survey, leading to sampling of a mineralized zone in schists with a series of grab samples along a 36 m strike length. Reportedly, sample averages ranged between 1.8 g/t Au and 24 g/t Au (0.09 oz/st to 0.71 oz/st Au).

•	1980: Hargor Resources performed an airborne EM and magnetic survey.

•	1981: Troutfly Resources stripped some ground in the vicinity of old shaft with no details reported.

•	1981: Bobway Resources performed an exploration program consisting of stripping and trenching at the old shaft. No technical data is on file.

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•	1985: Blue Falcon performed a regional airborne magnetic and EM survey.

•

1987: Consolidated Silver Butte Mines performed ground VLF-EM and a soil geochemical survey followed by a stripping program. Assays from a sheared diorite at an old shaft or pit reportedly graded 2.7 g/t Au over 4 m (0.08 oz/st over 12 ft). This pit is in same area as pits mapped by Cominco and does not appear to correspond to the Moore Shaft.

•	1990: Blue Falcon performed a follow-up airborne survey.

CORBETT MCCAMBLY OCCURRENCE

WEST OF BAGSVERD LAKE

CLAIM 3018437

MDI 41P12W049; 428520 E, 5269420 N

•

1934: Leslie Corbett sampled numerous widely spaced quartz veins in trenches obtaining up to 3 g/t Au (0.09 oz/st Au) in channel samples in claim S.24803. Claim post #4 was supposedly located 400 m east of a point where the township line intersected Schist Creek (Bagsverd Creek). A higher grade vein was located with grab samples and a channel grading 1.7 g/t Au (0.05 oz/st Au). The location of a second vein is in claim S.24936 which is north of Bagsverd Lake South Arm with #1 post on shore of main lake.

•	1984: Blue Falcon performed a regional airborne VLF-EM and magnetic survey which included the area.

•

1985: Nu-Start Resources drilled three holes on claims adjacent to the two original claims. Holes intersected a series of sericite schists described as tuffaceous and sedimentary with minor gold values, up to 0.9 g/t (0.027 oz/st Au), in small quartz carbonate veins.

•	1988: Seaway Base Metals Ltd. held the ground and flew an airborne VLF-EM and magnetic survey. No ground follow-up has been reported.

Exploration work completed by Augen Gold Corp. (Augen) on the Sanatana Option Property from October 2007 to July 2011 is summarized in Table 6-2. RPA is not aware of the results of this exploration work in particular the results of the nine diamond drill holes.

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TABLE 6-2 SUMMARY OF EXPLORATION WORK, SANATANA JV PROPERTY, 2007 TO 2011

IAMGOLD Corporation – Côté Gold Project

Exploration Survey	Location	Date	Comments
Airborne Survey (Mag, EM, Rad)	Sanatana Joint Venture Property (represents a portion of survey as the entire Augen South Swayze Property was covered)	Oct-2007.

Prospecting	Sanatana JV Property (represents a portion of program as the entire Augen South Swayze Property was covered)	July-2008 to Nov-2008	59 grab samples - mainly as confirmation of historic gold occurrences

Drilling	2 areas - Schist Lake, Chester Gold Areas	Oct-08-2009 to Oct-21-2009	9 drill holes = 926.00 m

Ground Mag, VLF, IP	2 surveys - Schist Lake, Chester Gold Areas	Oct-2009 to July-2011	JVX Ltd. 67.88 Line Km I P, 75.93 Line Km of Mag/VLF; IP = n=2 on plan view, pole-dipole a=25 m, N=1 to 6 in pseudo-section, depth penetration ~ 100 m

Soil Sampling for SGH Analysis	2 surveys - Schist Lake, Clam Lake Areas	Aug-2010 to Oct-2010	1,772 soil samples - SGH Analysis for Au

Note. SGH – soil-gas-hydrocarbon

SANATANA ROFR (TAAC EAST) PROPERTY

Historical exploration at the Sanatana ROFR Property in 1981-2001 is summarized as follows:

•

1981: Canadian Crest Gold Mines drilled two holes for 404.77 m, south of the east arm of Clam Lake, in claim 3007643. These holes were drilled due south and tested the Clam Lake Trend, in an area of historical trenching shown in their reports. No assays are available.

•

1987: Emerald Isle Resources drilled seven holes (#01 to #07) for 379.48 m within claim 1246710. These holes were drilled with 015° and 195° azimuth along two east-west corridors (approximately 150 m and 250 m long) and spaced approximately 200 m apart. Granodiorite, diorite, mafic intrusive and diabase were intersected with 2% to 3% pyrite and pyrrhotite over 34.32 m to 41.14 m interval in drill hole #06 marking a visual highlight. No assays are given.

•

1987: Emerald Isle Resources drilled two holes (87-14, 87-15) for 181.05 m near the Canadian Crest Gold Mines (1981) drill holes, south of the east arm of Clam Lake. Emerald Isle Resources indicates that its holes were drilled beneath two of three existing trenches and near a 1971 Walker drill hole reportedly bearing free gold. Intersections of 3.58 g/t Au over 0.76 m (37.34 m to 38.10 m), 2.41 g/t Au over 0.31 m (71.32 m to 71.63 m) and 1.82 g/t Au over 0.24 m (83.64 m to 83.88 m) in hole 87-15 mark highlights.

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•

2001: Emerald Isle Resources conducted power stripping at two locations northwest and north of Côté Lake in the northeast corner of the West Côté Lake Area. These sites are located within claims 3006971 and 3010943 and appear to flank the Murgold-Chesbar Trend. No gold assays are reported.

Exploration work completed during the period October 2007 to December 2011 is summarized in Table 6-3. Significant results of drilling during this period are contained in Table 6-4.

TABLE 6-3 SUMMARY OF EXPLORATION WORK, SANATANA ROFR PROPERTY, 2007 TO 2011

IAMGOLD Corporation – Côté Gold Project

Exploration Survey	Location	Date	Comments
Airborne Survey (Mag, EM, Rad)	ROFR Property (represents a portion of survey as the entire Augen South Swayze Property was covered)	Oct-2007

Drilling	3 programs - West Cote Lake Area	Mar-13-2010 to April-13-2010, Dec-08-2010 to Dec-04-2011	32 drill holes = 11,098.60 m

Petrography, Staining	West Cote Lake Area	March-2011	31 thin sections, 31 stained rock slabs

Prospecting	ROFR Property (represents a portion of program as the entire Augen South Swayze Property was covered)	July-2008 to Nov-2008	11 grab samples

Prospecting	West Cote Lake Area	Aug-2010, Oct-2010	25 grab samples

Ground Mag, VLF, IP	1 survey - West Cote Lake Area	Aug-03-2010 to Aug-13-2010	JVX Ltd. 21.03 Line Km IP, 26.55 line km Mag/VLF; IP = n=2 on plan view, pole-dipole a=25 m, N=1 to 6 in pseudo-section, depth penetration ~ 100 m

Down-the-Hole IP Survey	1 survey - West Cote Lake Area	July-Aug-2011	9 drill holes surveyed

Soil Sampling for SGH Analysis	1 survey - West Cote Lake Area	May-2010 to Nov-2010	1,085 soil samples - SGH Analysis for Au

Mechanical Stripping	1 program - West Cote Lake Area	Nov-2011	6 cleared areas, 31 channel samples

Till Sampling	1 survey - West Cote Lake Area	July-2011	57 till samples analyzed for gold grain abundance

Note. SGH – soil-gas-hydrocarbon

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TABLE 6-4 SUMMARY OF SIGNIFICANT DRILL INTERCEPTS, SANATANA ROFR PROPERTY, 2007 TO 2011

IAMGOLD Corporation – Côté Gold Project

DDH No	From (m)	To (m)	Width (m)	Au (g/t)	Cu (ppm)	Comments
WC11-206	334.28	369.20	34.92	2.26		Clam Lake Trend
WC11-206	406.97	422.90	15.93	1.83		Clam Lake Trend
WC11-207	274.00	274.45	0.45	8.27	642	Clam Lake Trend

TAAC WEST PROPERTY

The Jerome Mine has been the primary target of past exploration and drilling on the TAAC Property. This work spanned four main periods of activity: 1938 to 1945, 1956 to 1971, 1974 to 1989, and 1998 to 2006. Augen explored, drilled, and evaluated the Jerome Mine from 2007 to 2011. According to the Ontario Ministry Mines and Northern Development, the Jerome Gold Mine produced 56,878 ounces of gold from 1941 to 1943 (303,966 tonnes grading 6.72 g/t Au). Reference is made below to historical resource and reserve estimates from the Jerome Mine. RPA cautions that historical estimates under Section 2.4 of the NI 43-101, do not conform to current CIM guidelines for the preparation and classification of Mineral Resources, and should not be relied upon. They are included in this report as they indicate the potential of mineralization on the property. Other areas and targets of historical exploration and drilling completed on the property are described relative to the Rideout Series metasedimentary rocks as being within, north, or south of the “Temiskaming Band” relative to Schist Lake.

JEROME MINE 1938-1945

•	1938: Bert Jerome, a prospector for Mining Corporation of Canada Ltd. (Mining Corporation), discovered mineralization on the north shore of a peninsula on the south side of Opeepeesway Lake.

•

1939: Jerome Gold Mines, Ltd. owned 60% by Mining Corporation and 40% by Hollinger Consolidated Gold Mines, Ltd. was incorporated in the early part of the year. A three-compartment shaft was sunk to 520 ft on claim S-32071 in August and three levels were opened up, at depths of 200 ft, 350 ft, and 500 ft.

•	1940: Development continued and production plans were firmed up.

•

1941: Hydroelectric power was installed in April, and the 500 stpd mill began production on August 20. The shaft was deepened to 835 ft, levels were cut at 650 ft and 800 ft, a loading pocket was created at 725 ft and ore and waste passes

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were developed to the 650 ft level. The production figures for the last five months of the year were 58,824 tons milled at 0.182 oz/st Au grade, producing 8,757 oz gold, and 2,440 oz silver. The average recovery (using a cyanide milling process) was 90.07%. Due to the steep attitude of the ore and the relatively competent ground conditions, shrinkage stoping was used.

•

1942: The mill operated at capacity but development fell behind schedule because of wartime labour shortages and was suspended in the latter part of the year. Production for the year totalled 168,628 tons milled at a 0.189 oz/st Au grade producing 29,480 oz gold and 7,744 oz silver. Recovery was 92.44%.

•

1943: The mill was shut down on August 31 because of a wartime labour shortage, although development and exploration work continued. The production summary for the eight months of operation was 107,608 tons milled at a 0.185 oz/st Au grade, producing 18,641 oz gold and 4,921 oz silver. Recovery was 91.87%.

•

During the period from September 1943 to June 1945, considerable underground development and surface and underground drilling was carried out, and by the end of 1945 ore reserves were reported to be 344,000 tons averaging 0.19 oz/st Au. This included a dilution factor of 10%. This estimate is a historical estimate under Section 2.4 of the NI 43-101, does not conform to current CIM guidelines for Mineral Resource Classification, and should not be relied upon.

•

1944: The shaft was completed in February to 1,138 ft. A station was cut at 950 ft, and a level was driven at 1,100 ft. During the final two years, 1944 and 1945, also referred to as the “development” years, the Jerome Mine employed sixty to seventy men, compared to the high of two hundred and eleven during the most recent year of full production (1942).

•	1945: Operations at the Jerome Mine were suspended at the end of August, underground machinery was removed, and the mine was allowed to flood. Watchmen remained on the property until 1955.

JEROME MINE 1956-1971

•

1956: A fire on October 6 destroyed the headframe and almost all of the surface buildings, plus the original mine records. Following this loss, the property was leased for use as a lumber camp by K.V.P. Company.

•	1968: Brown Forest Industries purchased the site from Mining Corporation for use as a camp facility. Brown was subsequently purchased by E. B. Eddy Forest Products, Ltd.

•	1971: Camp closed down.

JEROME MINE 1974-1989

•

1974: E. B. Eddy undertook a surface diamond drilling program and drilled twenty-one holes, for a total of 8,414 ft. The holes were drilled east of the shaft, in the area of development (during the years 1944 to 1945) between lines 4500E and

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11750E and between the 100 ft and 270 ft levels. Drill holes Eddy-1 to Eddy-15 were drilled south at a bearing of S30W. Holes Eddy-16 to Eddy-20 were drilled north at a bearing of N30E. Hole Eddy-21 was also drilled N30E but was collared far to the west, at Monella Point.

•

1980-81: Bridgeview Resources Incorporated optioned the property and carried out a program involving diamond drilling, geophysical work, shop construction, headframe and hoistroom rehabilitation, shaft rehabilitation to the 200 ft level, and underground sampling. Surface drilling consisted of eight holes totalling 2,710 ft to test IP anomalies in the mineralized (so-called shear) zone between 78E and 105E at the 100 ft, 200 ft, and 300 ft levels. Four of the five holes “hit significant values” as follows: Hole 80-4 intersected 0.205 oz/st Au over 10.0 ft (uncorrected); Hole 80-5 hit 0.15 oz/st Au over 7.5 ft; Hole 80-6 intersected gold below the 0.10 oz/st Au cut-off; Hole 80-7 hit 0.115 oz/st Au over 6.5 ft; and Hole 80-8 intersected 0.468 oz/st Au (uncut) over 21.5 ft or 0.286 oz/st Au over 44.5 ft.

•

1983: Osway Explorations, Ltd. (Osway) made a deal with E.B. Eddy in mid-1983, which gave Osway the right to purchase the property for a cash payment of $1,250,000 at any time prior to June 1, 1984. Alternatively, Osway was obligated to prepare and deliver to Eddy a feasibility report on the property by February 28, 1985. Osway apparently intended to pump out the mine but instead opted to have an “ore reserve” study undertaken by Hill-Goettler-De Laporte Ltd. (HGD, 1983). This study reported “mineable ore reserves”, based on a cut-off grade of 0.10 oz/st Au over a minimum width of 5 ft, of 583,000 tons averaging 0.203 oz/st Au (i.e., 118,349 oz) before any allowance for dilution. This estimate is a historical estimate under Section 2.4 of the NI 43-101, does not conform to current CIM guidelines for Mineral Resource Classification, and should not be relied upon.

•

1984: Muscocho Explorations, Ltd. (Muscocho) carried out its own geophysical surveys, diamond drilling, and “reserve” estimation. A feasibility study by Charpentier and others (January 1985) concluded that the “present ore reserve tonnage of probable and possible ore at 311,000 tons does not justify a production rate of more than 200 tons per day or 75,000 tons per year.” This estimate of tonnage provided here is a historical estimate under Section 2.4 of the NI 43-101, does not conform to current CIM guidelines for Mineral Resource Classification, and should not be relied upon. Second, it was noted that, “recent exploration work in the form of surface diamond drilling has indicated the potential for finding more ore on the property is excellent” and “an exploration program to increase ore reserves must be initiated immediately prior to making a final production decision.”

•

1987-89: Muscocho, as reported by Millard (1989), undertook an exploration program in order to maximize reserves accessible from the existing workings. The program included surface and underground diamond drilling, hoist installation, headframe and camp construction, dewatering, and shaft rehabilitation to the 500 ft level; exploration drifting on the 500 ft level east to test the South Zone 1-B; mapping and sampling on the 200 ft, 350 ft, and 500 ft levels; and property-wide geophysical surveys. This work clearly identified the existence of seven parallel zones of mineralization. Muscocho estimated that the probable and possible ore reserves accessible from the shaft and its associated workings were 577,495 tons grading 0.20 oz/st Au (with gold uncut and undiluted), representing 115,499 oz of gold. This estimate is a historical estimate under Section 2.4 of the NI 43-101, is relevant as it indicates the potential mineralization on the property, is not classified according to the

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current CIM guidelines for Mineral Resource Classification, and should not be relied upon. Further work is required before this can be classified as a current Mineral Resource.

JEROME MINE 1998-2006

•	1998: Domtar Inc. (Domtar) purchased the Jerome Mine and patented claims from E. B. Eddy Forest Products Ltd.

•

2004: Domtar sold the Jerome Mine and patented claims to Boardwalk Creations, Ltd. (Boardwalk), a private Canadian corporation, in January. Boardwalk then staked claims in Osway, Huffman, Potier, Arbutus, Mallard, Esthern, and Benton townships, forming a claim holding that is 42 km in strike length. Boardwalk then sold these claim holdings to Osprey Gold Corp. (Osprey).

•

2004: Osprey completed thirty-three BQ sized diamond drill holes east-southeast of the Jerome Mine Shaft for a total of 18,780 ft (5,724 m) between June 9 and November 3. Many drill holes were designed to undercut the historic drill holes of E.B. Eddy (1974); and several were designed to intersect an untested mineralized block previously defined.

Osprey extensively sampled for assay in the first third of the program, but a limited number of samples were submitted for analysis thereafter due to financial restrictions enforced by senior management.

•

2006: In October, Osprey sold the claims to Coldrock Resources Inc. (Coldrock), a private corporation registered in Ontario, and that same month Augen purchased the 63 patented claims (the Jerome Mine Property) and 119 staked claims from Coldrock.

HISTORICAL EXPLORATION - WITHIN TIMISKAMING BAND

KERR ADDISON SHOWING

NORTHWEST ARM OF OPEEPEESWAY LAKE (CLAIMS 4203921, 3010752)

MDI 41O09W021; 401974 E, 5277232 N

•

1947: Cipway Gold Mines Limited held roughly 87 claims in the central and western parts of Osway Township and conducted trenching, stripping and diamond drilling. Several areas of anomalous gold mineralization were uncovered, including the subject of this section, to the west of Cipway Point, and west of Opeepeesway Lake.

•

1979-80: Kerr Addison Mines Ltd. conducted ground geophysics over a group of claims that covered the east portion of Opeepeesway Lake and that extended to the northwest along the west shore of the Northwest Arm of this lake. Geophysical work included magnetic, electromagnetic, and induced polarization surveys.

•	1980: Canadian Gold & Metals/Hargor Resources conducted an airborne EM survey over Opeepeesway Lake area which included the majority of Osway Township.

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•	1981: Canadian Gold & Metals Inc. conducted an airborne EM survey over a group of townships including the northwest corner of Osway Township.

•	1984: Blue Falcon conducted mapping on a 133 contiguous claim group that covered the northern portion of Osway Township east of the Northwest Arm of Opeepeesway Lake.

•

1984: Benton Resources completed two diamond drill holes to the northeast of a point about 1.2 km due south of the Cipway Southwest Showing and intersected primarily intermediate to felsic pyroclastics and felsic intrusions. No assays were provided.

•	1985: Blue Falcon conducted an airborne magnetic and VLF-EM survey over a number of townships including Osway Township.

•

1988: Central Crude Limited (Central Crude) completed an airborne magnetic, EM and VLF survey over an area that extended from the west side of the Northwest Arm of Opeepeesway Lake northwest into the west central portion of Benton Township. Central Crude also conducted a geochemical survey over a group of 49 claims to the south of Cipway Point.

CIPWAY SHOWING

(NORTHWEST ARM OF OPEEPEESWAY LAKE)

MDI 41O09W019, 402588 E, 5277770 N

Same as described for Kerr Addison Showing above

NORTH OF THE EAST ARM OF OPEEPEESWAY LAKE

An extensive amount of work has been done on the north shore of the East Arm of Opeepeesway Lake over the years. There are numerous showings, many ground and airborne geophysical surveys, soil or till geochemical surveys, trenching, mapping and drilling projects. Some of the work covered just a portion of the strike length while other work covered multiple showings.

It is beyond the scope of this report to document all of that historical work in its entirety or get into the specific details of each property. What follows is a brief summary of the main participants on various locations along the north shore.

•	1933: Messrs. Jessop and O’Neill staked a claim block on the eastern portion covering mineralized quartz veins which contained galena and chalcopyrite.

•	1938: Erie Canadian Mines (Sylvanite GML) examined the initial showings along with other nearby properties, but did not pursue them.

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•	1939: Cominco staked the ground in the central and western part of the property and reportedly carried out a prospecting program but no details are on file.

•

1949-51: Jess-Mac GML carried out an exploration program at the east end of Opeepeesway Lake. The program consisted of a magnetometer survey, trenching and 21 drill holes. In 1950, a number of stratigraphic holes were drilled from the ice as well as other holes in 1951. Drilling was done on old claim number S-54293 which straddles the north shore of the lake at the east end of the property. Hole No. 30 intersected 0.15 oz/st Au from 50 ft to 55 ft and 0.21 oz/st Au from 303-307 ft. The latter assay also contained 0.09% Cu, 4.97% Pb, 3.78% Zn, and 4.39 oz/st Ag. An extensive analysis of over 40 Jess-Mac drill holes by W. Brereton in 1991 put the various drill results in a better geological perspective by drawing some interpretative sections with respect to ground geophysical surveys and additional assays.

•	1961: Jess-Mac resumed exploration on parts of the area with a small drill program and intersected some disseminated chalcopyrite. No assays were reported

•

1961: Worthington Mines continued exploration, mainly on the western portion of the north shore with a small drill program. Some drilling was also done on a property at the east end of the lake: an excerpt from the Northern Miner confirmed “$8.40 per ton (0.24 oz) cut across a width of 6.5 ft within a quartz vein width of 10 ft.”

•	1966: Rio Tinto optioned various claims along the eastern half of the property and carried out ground magnetic and vertical loop electromagnetic surveys which failed to give any encouragement.

•

1971: Falconbridge Nickel carried out ground VLF-EM and ground surveys over various prospects and did limited follow-up drilling. This work indicated that a number of conductors parallel to north east and northwest trending shears were probably intersected in the earlier drilling. Brereton (1991) pointed out that “conductor No. 1, which was considered by the Falconbridge geophysicist to have the most consistent trend and possibly represents a large, conformable shear zone, was never drill tested”.

•

1981-83: Osway carried out magnetic and VLF-EM ground surveys covering virtually all of the north shore ground. Over the next two years there was extensive trenching and 3330 m of drilling were completed in 39 drill holes over the central and western portions of the property. Results of this work included 400 m strike length of high grade Pb-Zn, a number of low grade auriferous and molybdenite zones, as well as assay results up to 23 g/t Au and 312 g/t Ag.

•

1985: Muscocho optioned the ground and drilled some holes in the eastern area of the north shore. Results were apparently discouraging but no results are on file. This may have been in part because most of the work was carried out over the Jerome peninsula and elsewhere on the south shore.

•

Brereton (1991) received additional information from the former president of Osway and the low drill results were confirmed. But according to Brereton, “there appeared to be some problems with two of the drill set-ups; with a 200 ft discrepancy with hole 2 and a 75 ft discrepancy with hole 5”. Brereton also reported other information that

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indicated the Muscocho drill geology was at odds with that established by the surface work and previous results

•

1991: Bill Brereton staked the ground and carried out a compilation, prospecting, and geological mapping program. No new major prospecting discoveries were made, which according to Brereton, was due to “a testament to the very thorough efforts of previous workers and a general scarcity of outcrop, although two relatively modest copper occurrences were found”. In the following, year a soil geochemical survey indicated anomalous areas overlying some of the previously identified showings.

•

1993: Cameco Corporation (Cameco) optioned the ground and carried out additional till sampling, followed by line-cutting, ground magnetic and VLF-EM surveys, geological mapping, basal till and limited B-horizon soil sampling. Several gold showings in a silicified pyritic zone near the sediment-porphyry contact in the western part of the property were sampled. Values were in the 2 g/t Au to 4 g/t Au range.

•

1994: Cameco. During the period January-March 1994, 14.25 km of IP/resistivity surveying was completed over selected lines and a diamond drill program totalling 1,214 m in seven holes was performed. The IP survey detected several anomalies located within the porphyry-conglomerate contact. The best value from the drilling program was “12,574 ppb gold from a narrow fault zone in hole HU94-02”. Several other anomalous gold values occurred within the porphyry and to a lesser degree the conglomerate. Cameco geologists concluded that “the porphyry-conglomerate contact … may have provided a structural trap for gold deposition”.

OPEEPEESWAY LAKE TO HUFFMAN LAKE

CLAIMS 4209350, 4209548, 4209550, 4209560

•	1949: Best Ore Mines drilled six holes (425 m) to test a porphyry dike intruding conglomerate. No assay results were reported. These holes were apparently drilled in 1942.

•

1963: Denison Mines located mineralization in the vicinity of some old trenches during a geological mapping program in the area of Huffman Lake. The best reported results from 32 grab samples were 0.02 oz/st Au and 0.011% Mo. Subsequent ground magnetic and electromagnetic surveys did not locate significant anomalous zones.

•	1980: Hargor Resources conducted a regional airborne magnetic and electromagnetic survey, part of which covered this area.

•	1984: A ground magnetic and electromagnetic survey was conducted about one kilometre northwest of Huffman Lake and a long magnetic high near the Timiskaming/Keewatin unconformity was detected.

•	1990: Blue Falcon flew a second regional magnetic and EM survey which covered the area.

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HISTORICAL EXPLORATION – NORTH OF TIMISKAMING BAND

GRAVEL PIT BOULDER AREA

CLAIM 4200741 (418536 E, 5272341 N)

No historical work has been reported specifically on or near the gravel pit so the work listed below is that completed the north or northeast (of the pit).

•	1970: Pioneer Consultants performed a geochemical and geological survey northeast of the gravel pit, resulting in weak copper anomalies over a gossan zone. Scattered nickel values are also reported.

•	1971: Siscoe Metal performed an IP and resistivity survey in the same general area as the work done by Pioneer Consultants.

•

1984: Hargor Resources performed a ground magnetometer and a horizontal loop EM survey and detected an EM anomaly closely associated with a long linear magnetic crest a few kilometres north of the gravel pit.

•	1985: Hargor Resources conducted trenching and drilled two holes totalling 800 ft that encountered some brecciated banded iron formation (BIF) within the mafic volcanics.

•	1995: Takats reported on the results of a regional lake sediment geochemical survey that delineated several anomalous values in this area.

HISTORICAL EXPLORATION - SOUTH OF THE TIMISKAMING BAND

SKYE IRON FORMATION - GOG-1-OSWAY; GRANGES

(CLAIMS 4203924, 4203922, 3010747)

MDI 41O009W024, 404180 E, 5273510 N

•

1980: Kerr Addison Mines Ltd. performed ground magnetic, EM and IP surveys over a block of 63 claims on the west side of Opeepeesway Lake, and several anomalies were outlined. A four drill hole program totalling 623 m followed, with drill hole KJ-80-3 reporting low anomalous values of zinc and copper.

•

1982: Granges Exploration (Granges) completed EM and magnetic surveys over several properties including those with claims optioned from Maverick Mountain Resources in south central Osway Township. Granges drilled one hole (GOG-1) to test a conductor in their GOG-8 grid, off the southwest shore of Opeepeesway Lake and encountered graphitic schist with minor amounts of sphalerite (up to 1.55% Zn), chalcopyrite, galena, and arsenopyrite.

•

1984: Benton Resources Inc. drilled two holes, totalling 305 m to the southwest of the Northwest Arm of Opeepeesway Lake in west central Osway Township. These holes are reported to have intersected primarily felsic to intermediate pyroclastics.

•	1985: Blue Falcon completed an airborne magnetic and VLF-EM survey over several townships including Osway Township.

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•	1982-86: Hargor Resources completed several drill programs on properties in south-central Osway Township, south of Opeepeesway Lake with twelve holes completed for a total of about 1,012 m

•

1988: Canadian Gold Resources drilled one hole totalling 118 m within a four claim block in southwest Osway Township, south of an old logging road. No anomalous assay values were reported in the drill logs.

•	1989: Pioneer Metals Corporation (Pioneer Metals) completed an airborne magnetic and VLF survey over a 17 claim block in an area southwest of Opeepeesway Lake.

KERR-ADDISON (KINGBIRD)

CLAIM 4203922; MDI 41O09W020; 403063 E, 5274708 N

Same as GOG-1 Osway as above

SKYE SHOWING

CLAIM 3017500

The 1949 Annual Report of the Ontario Department of Mines states that “a considerable amount of trenching and diamond drilling was done…on a mineralized shear zone at or near the contact of the sediment and the greenstone.”

•	1983-84: Kidd Resources/Blue Falcon conducted ground geophysics and geological mapping over the Skye and Bi-Ore Showings.

•	1985: Blue Falcon conducted an airborne magnetic and VLF-EM survey over several townships including Osway Township.

•

1986-87: Kidd Resources completed stripping and trenching, and then three drill holes, which intersected mafic metavolcanics and felsic to intermediate pyroclastics. This drilling was in conjunction with drilling two additional holes at the Bi-Ore showing to the east. A total of 2,341 ft was drilled at both sites.

•	1989: Pioneer Metals conducted an airborne magnetic and VLF survey in an area southwest of Opeepeesway Lake.

•

1993: In a Noranda Exploration Ltd. (Noranda) report dated January 1993, author Reno Pressacco reported anomalous gold values from 11 grab samples taken in 1991 as “a low of 0.02 ppm Au to a high of 7.17 ppm Au”, with the high value coming from “a narrow zone of basalt-hosted silicification and quartz stock work containing 3% to 5% combined pyrite-arsenopyrite”.

This same report mentioned a small 1991 humus sampling program completed along previously established grid lines to test the known gold occurrences and selected VLF anomalies on the Skye (and Bi-Ore) properties. No anomalies were detected.

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BI-ORE SHOWING

CLAIM 3017499; MDI NO. 41009E025; 408530 E, 5272356 N

•

1946-49: Bi-Ore Mines drilled 1,500 ft (457 m) in conjunction with trenching on the property with intersections up to 0.17 oz/st Au over 5 ft and 0.57 oz/st Au over two feet. Most of the drilling and trenching was concentrated on the sheared contact between sediment and volcanic.

•	1983-84: Kidd Resources/Blue Falcon did ground geophysics and geological mapping over the Bi-Ore Showing and the Skye Showing.

•	1985: Blue Falcon conducted an airborne magnetic and VLF-EM survey over several townships including Osway Township.

•

1986-87: Kidd Resources did some stripping and trenching followed by two drill holes, which intersected predominantly mafic metavolcanics with quartz and quartz-carbonate veinlets with various associated sulphides. This drilling was in conjunction with drilling three additional holes at the Skye showing to the west. A total of 2,341 ft was drilled at both sites.

•	1989: Pioneer Metals conducted an airborne magnetic and VLF survey in an area that covered the Bi-Ore and Skye showings.

•	1991: Noranda conducted a humus and rock sampling program but results were not very encouraging. In addition, rock sampling indicated significantly lower gold values than reported previously.

GAGNE IRON FORMATION

CLAIMS 4220351, 4203922

MDI 41O09W023; 402202E, 5273608 N

Same as GOG-1 Osway as above

AIRBORNE GEOPHYSICAL ANOMALIES, SOUTH OF CAMP LAKE

CLAIMS 3006689, 3013944, 4209610, 4213606

•	1907: Mr. Leith explored local iron formations for their iron potential on behalf of other interests.

•	1948: Best Ore Mines drilled a total of 12 drill holes in Huffman and Arbutus Townships as part of a larger gold exploration program. A number of holes tested BIF, but no assay results are on file.

•	1980: Hargor Resources carried out a regional airborne EM survey which covered the area.

•	1985: B&B Mining carried out a geological mapping program which covered the area immediately to the east.

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•

1988: Bryndon Ventures Inc. (Bryndon Ventures) carried out a geological mapping program which covered the iron formation and resulted in a number of anomalous samples east of Camp Lake and west of Canoe Lake.

•	1990: Blue Falcon flew a second regional magnetic and EM survey over this area.

AIRBORNE EM CONDUCTORS, EAST OF CANOE LAKE

CLAIM 4203314; MDI 41O09E005; 419181 E, 5269620 N

Three parallel west-northwest trending airborne conductors in claim 4203314 between Canoe Lake and Yeo Road were investigated.

•	1920s: Iron formation extending east from Canoe Lake was prospected for iron ore potential and up to 45% Fe was obtained from sulphide facies varieties.

•

1979: Cominco optioned the ground overlying the eastern extension of the iron formation, and performed mapping, horizontal loop electromagnetic (HLEM) and magnetic surveys. A small follow-up diamond drill program intersected laminated chert with sulphide, some graphite and low gold and base metal values.

•	1980: Hargor Resources performed a regional airborne magnetic and EM survey.

•

1985: B & B Mining conducted geological mapping which covered this area followed by VLF-EM surveying and by trenching (that concentrated on chert and iron formation near Canoe Lake). Minor gold, silver, and base metal mineralization was found.

•

1988: Bryndon Ventures assumed control of the ground and till samples collected over iron formation west of Canoe Lake returned numerous anomalous samples. A stripping and trenching program south of the iron formation was performed the following year, but no assays are on file.

•	1988: Kidd Resources performed a small stripping and trenching program at eastern end of iron formation.

•	1990: Blue Falcon flew a regional magnetic and EM survey.

AIRBORNE GEOPHYSICAL ANOMALIES SOUTH OF BOUNDARY LAKE,

CLAIMS 4202343 AND 4202371

•

1984-86: Tonapah Resources (Tonapah) did work over 35 claims in Huffman Township, part of which covered the northern portion of the Brady claims. Initial work was line cutting, followed by ground magnetometer and VLF-EM surveys and geological mapping in 1984. In 1986, a soil sampling program was reported in the northwestern part of the property. Weak geochemical anomalies coincided with the EM conductors. In addition a 1,300 ppb Au anomaly was recorded in the northwest. A 2,500 ppb Au assay was also recorded in the Tonapah geochemical survey in the southwest corner of the property.

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•

1988: Four drill holes were drilled on the Tonapah claims which correspond close to the northern boundary of the Brady claims. Gold values ranged from 5 ppb to 30 ppb. Several other holes were recommended but not drilled.

•	1998: M. Gagne did some trenching and drilling on the claims surrounded by the Brady claims.

DAVIDSON AREA

(MDI 41009E012); CLAIM 4202372 OF THE BRADY-CHARRON OPTION PROPERTY

•	1938: The ground was originally staked for Mrs. Davidson.

•	1939: Venture Claims optioned the property and carried out exploration for three years prior to patenting the ground in 1946. No work was recorded on file.

•

1966: Falconbridge Nickel had a small diamond drill program (two holes, 800 ft), searching for precious and base metal mineralization. Minor copper mineralization (0.59% Cu over 11 ft) was reported in one drill hole. No zinc values were reported. A handwritten note in the report refers to low nickel-copper and low gold values.

•	1980: Hargor Resources carried out a regional magnetic and EM survey, part of which covered the area.

•	1984: Tonapah carried out a ground magnetic and EM survey combined with a mapping program over the western extension of the western extension of the iron formation.

•

1986: Tonapah performed a soil and humus sampling program over the claim block followed by a small drill program to test some of the anomalies. Drill results found disseminated sulphides associated with a sheared graphitic conglomerate but assay results were discouraging.

•	1988: Tonapah did geological work.

HISTORICAL EXPLORATION – SOUTHWEST, SOUTH, SOUTHEAST OF SCHIST LAKE

CRYDERMAN LAKE/SCHIST LAKE

MDI 41O09E002; 422683 E, 5270324 N

•	1932: Russell Cryderman held ground and excavated numerous pits along a quartz vein. The southern zone, or #1 vein, reportedly returned assays up to 6 g/t Au ($4/st over 4 ft).

•

1950: Central Manitoba Mining mapped the showing and samples with arsenopyrite returned discouraging low gold values. A number of old trenches not recorded on other existing maps probably date from this program.

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•

1979: Cominco re-mapped the area surrounding the showing while evaluating the banded iron formations to the south. In the following year an HLEM and magnetic survey was performed and three targets in the iron formation were tested.

•	1980: Hargor Resources flew a regional magnetic and EM survey.

•	1990: Blue Falcon flew a regional magnetic and EM survey.

TRAIL CREEK, PORCUPINE HECLA

BETWEEN CRYDERMAN\SCHIST LAKE AND TRAIL LAKE

MDI 41O09E003; 422735 E, 5269767 N

•	1911: Mr. J. Campbell apparently discovered the mineralization and performed some work prior to staking a group of claims along the iron formation.

•	1913: Mr. Reynolds did an exploration program over a two year period. Results are not known.

•	1929: Prior to this date, Porcupine Hecla apparently excavated a series of trenches on the iron formation to evaluate the iron potential.

•	Prior to 1950: A series of undocumented X-RAY holes were drilled into quartz veins along the iron formation.

•	1950: Central Manitoba Mines mapped the area and re-sampled old trenches in iron formation. The best assay was reportedly 4.4 g/t Au (0.13 oz/st).

•

1958: Three Duck Lakes Syndicate held ground in the area, cleaned some of the old trenches and drill-tested one target, well south of the iron formation. Some pyrrhotite, pyrite, and chalcopyrite were intersected.

•

1979: Cominco optioned the ground and performed detailed mapping centred on iron formation in search for gold. Follow-up consisting of HLEM and magnetic surveys yielded three targets that were drill-tested. One hole, which is the basis of this gold showing, intersected a banded chert with maximum values of 0.2 g/t Au.

•	1980: Hargor performed regional airborne magnetic and EM survey.

•	1988: Bryndon Ventures performed till sampling to immediate southwest of prospect. None of anomalous samples is located near Trail Creek Prospect.

•

1989: Blue Falcon performed a stripping program centered on iron formation east of Trail Creek Prospect with unknown results. The following year Blue Falcon flew secondary regional magnetic and EM survey.

TRAIL LAKE OCCURRENCE (KINGBIRD)

CLAIM 3017382; MDI 41O09E004; 422317 E, 5269138 N

•	1980: Hargor Resources performed regional airborne magnetic and EM survey.

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•

1985: B & B Mining performed geological mapping that covered the area followed by a VLF-EM and trenching program centred on the chert and iron formations near Canoe Lake. Minor gold and base metal mineralization was discovered during the program.

•

1986: Bryndon Ventures assumed control of the ground. Geological mapping was extended and some pop holes were blasted. In one pop-hole within a sulphide facies iron formation that constitutes this prospect, the best assay was reported as 1 g/t Au (0.032 oz/st Au).

•	1988: Bryndon Ventures performed till sampling over the prospect. Anomalous samples are not located near the prospect.

•

1989: Blue Falcon performed a stripping program on the iron formation east of Trail Creek prospect with unknown results. In the following year Blue Falcon flew a second regional magnetic and EM survey.

•	1980: Hargor Resources performed an airborne EM and magnetic survey.

•	1981: Troutfly Resources stripped some ground in the vicinity of old shaft with no details reported.

•	1981: Bobway Resources performed an exploration program consisting of stripping and trenching at the old shaft. No technical data is on file.

•	1985: Blue Falcon performed a regional airborne magnetic and EM survey.

•

1987: Consolidated Silver Butte Mines performed ground VLF-EM and a soil geochemical survey followed by a stripping program. Assays from a sheared diorite at an old shaft or pit reportedly graded 2.7 g/t Au over 4 m (0.08 oz/st Au over 12 ft). This pit is in same area as pits mapped by Cominco and does not appear to correspond to the Moore Shaft.

•	1990: Blue Falcon performed a follow-up airborne survey.

As indicated above, in October 2006, Augen purchased the 63 patented claims comprising the Jerome Property as well as 119 staked claims from Coldrock. Exploration and drilling completed on the TAAC West Property by Augen is summarized in Table 6-5. The majority of the diamond drilling was completed at the Jerome Mine. Significant assays from the Jerome Mine drilling completed by Augen are presented in Table 6-6. The work by Augen culminated in a Mineral Resource estimate reported in the NI 43-101 Technical Report prepared for Augen and dated July 18, 2011 (Table 6-7).

IAMGOLD Corporation – Côté Gold Project, Project #1941
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TABLE 6-5 SUMMARY OF HISTORICAL EXPLORATION TAAC WEST PROPERTY, 2007 TO 2011

IAMGOLD Corporation – Côté Gold Project

Location	Date	Comments
TAAC Property (represents a portion of survey as the entire Augen South Swayze Property was covered)	Oct-2007.

Jerome Mine	May-August, 2008	Logging, Addition Sampling, Magnetic Suscept,

Jerome Mine	Sept-2008	MPH Consulting - Check sampling of historical drill core from the various programs at Jerome

Jerome Mine	January-2009 to Sept-2009	Chris Marmont, Augen with Phil Burt Consulting & with MPH Consulting

Jerome Mine	Jan-April, 2008	21 drill holes = 10,449.00 m

7 areas - Brady Charron Option, Huffman West, Bi-Ore-Skye, South of Jerome, Jerome Mine, East Arm of Opeepeesway Lake, North Shore Areas	Oct-22-2009 to Dec-04-2011	148 drill holes = 32,728.00 m

Skye-Bi-Ore Area	Feb-2010.	1 thin section

5 surveys - Brady Charron Option, Huffman West, Bi-Ore, Skye, North Shore Areas	Oct-2009 to July-2011	JVX Ltd. 150.71 Line Km I P; 204.18 line km Mag/VLF; IP = n=2 on plan view, pole-dipole a=25 m, N=1 to 6 in pseudo-section, depth penetration ~ 100 m

1 survey - Main Part of Opeepeesway Lake	Feb-2011 to Mar-2011	JVX Ltd. 55.32 line km of Mag, VLF

Main North Shore Area	Oct-2011 to Dec-2011	Patrie Exploration ~ 50 line km of IP; IP = pole-dipole, a=50 m, n=1 to 6 on pseudo-section, depth penetration ~ 150 m

Huffman Lake Area	Oct-2011 to Dec-2011	Patrie Exploration ~ 70 line km of IP; IP = pole-dipole, a=50 m, n=1 to 6 on pseudo-section, depth penetration ~ 150 m

2 surveys - Jerome Mine, North Shore Area	July-Aug-2010, July-2011	35 drill holes surveyed (9+26)

1 survey - North Shore Area	May-2010 to Nov-2010	1,699 soil samples - SGH Analysis for Au

3 surveys - East Arm of Opeepeesway Lake, Main Part - Opeepeesway Lake, SW Extension - Opeepeesway Lake	Feb-March-2010, Jan-Feb-2011, Jan-Feb-2012	2,244 lake sediment samples - SGH Analysis for Au

1 survey - Huffman Area	Oct-2011 to Nov-2011	2,500 soil samples - Au + 32 Element ICP

TAAC Property (represents a portion of program as the entire Augen South Swayze Property was covered)	July-2008 to Nov-2008	940 grab samples - mainly as confirmation of historic gold occurrences

4 follow-up programs - Opeepeesway Lake Area	Oct-2010, Nov-2010, July-2011, Sept-2011	163 grab samples

Note. ICP – inductively coupled plasma

IAMGOLD Corporation – Côté Gold Project, Project #1941
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TABLE 6-6 SELECTED DRILL INTERCEPTS, JEROME MINE, 2008 TO 2010

IAMGOLD Corporation – Côté Gold Project

HoleID		From (m)	To (m)	Interval (m)	Au (g/t)
AG08-02		133.65	140	6.35	19.77
AG08-02		144.65	147	2.35	1.62
AG08-02		160	169	9	4.22
AG08-03		367.84	370	2.16	0.54
AG08-04		328.92	331.9	2.98	0.8
AG08-05		376	382	6	2.42
AG08-07		264.83	267.35	2.52	0.75
AG08-07		273.92	277.8	3.88	1.21
AG08-07		491.1	493.2	2.1	0.82
AG08-08		186.9	189.11	2.21	3.22
AG08-10		702.75	713.64	10.89	0.71
AG08-11		97.73	100.27	2.54	0.95
AG08-21		200.3	202.5	2.2	1.96
AG08-21		234.68	240.4	5.72	1.34
AG10-42		101.93	105.45	3.52	2.53
AG10-42		109.85	110.72	0.87	3.95
AG10-42		114.78	115.64	0.86	4.28
AG10-42		118.48	119.04	0.56	5.54
AG10-42		120.92	122.89	1.97	1.95
AG10-42		127	130	3	1.76
AG10-42		133	134.5	1.5	2.48
AG10-43		114.56	116.5	1.94	1.22
AG10-43		120	120.8	0.8	2.38
AG10-44A		39.41	40	0.59	1.1
AG10-44A		41.8	42.94	1.14	1.2
AG10-44B		45.9	47.9	2	8.43
AG10-44B	includes	47.2	47.9	0.7	21.2
AG10-44B		64.8	67	2.2	5.45
AG10-44B		70.5	72	1.5	1.81
AG10-45		10	14.5	4.5	1.44
AG10-45		39	39.55	0.55	25.71
AG10-45		44.5	46	1.5	1.35
AG10-46		42	48.6	6.6	4.91
AG10-46	includes	46.09	48.6	2.51	9.45
AG10-46		57.5	59	1.5	1.69
AG10-47		53	54	1	3.84
AG10-48		83.3	84	0.7	5.27
AG10-48		92.5	97	4.5	1.52
AG10-48		100.5	105	4.5	3.66
AG10-48	includes	102	103.5	1.5	8.07

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HoleID		From (m)	To (m)	Interval (m)	Au (g/t)
AG10-49		40.5	48	7.5	1.65
AG10-49		55	55.5	0.5	2.12
AG10-50		6.3	7.18	0.88	45.9
AG10-50		145	146	1	1.06
AG10-50		151.5	154	2.5	4.08
AG10-50	includes	153	154	1	6.59
AG10-50		162	162.5	0.5	1.46
AG10-51		107	113	6	7.56
AG10-51	includes	107.5	110.6	3.1	11.26
AG10-51		117.5	119.2	1.7	16.21
AG10-51	includes	118	119.2	1.2	21.2
AG10-52		109.68	111.5	1.82	1.27
AG10-52		121	132.5	11.5	6.18
AG10-52	includes	122	122.5	0.5	11.46
AG10-52	and	130	131	1	33.6
AG10-53		74.75	76	1.25	1.27
AG10-53		121.5	137	15.5	2.79
AG10-53		132	136	4	4.92
AG10-54		145.5	147	1.5	1.43
AG10-54		149	150	1	1.19
AG10-54		157	160	3	11.07
AG10-54		158	160	2	14.83
AG10-54		174	175	1	1.72
AG10-57		55	58	3	7.92
AG10-57	includes	56	57	1	15.25
AG10-58		156.5	162.5	6	1.05
AG10-58		169	170.5	1.5	4.62
AG10-58		170	170.5	0.5	8.78
AG10-58		180	181.5	1.5	1.41
AG10-58		184.5	186	1.5	1.87
AG10-58		202	203.5	1.5	2.11
AG10-58		208	209	1	1.06
AG10-59		30.5	36.17	5.67	4.76
AG10-59	includes	35	36.17	1.17	12.15
AG10-59		43	44.5	1.5	1.13
AG10-59		53.5	55	1.5	2.24
AG10-59		60.8	64.5	3.7	10.17
AG10-59		64	64.5	0.5	63.9
AG10-59		149.5	152	2.5	1.64
AG10-59		158	159.5	1.5	1.32
AG10-59		200.62	206.3	5.68	2.42
AG10-59	includes	200.62	204	3.38	3.22

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HoleID		From (m)	To (m)	Interval (m)	Au (g/t)
AG10-59		216	217	1	2.2
AG10-60		164	164.5	0.5	1.06
AG10-60		168.65	200	31.35	4.61
AG10-60	includes	168.65	170	1.35	19.35
AG10-60	also includes	168.65	183.5	14.85	6.83
AG10-60		206	211	5	3.6
AG10-61		159.5	161	1.5	4.06
AG10-61		174.12	207.65	33.53	2.62
AG10-61		196	201.5	5.5	4.88
AG10-61		217.5	219	1.5	7.92
AG10-62		217.5	227.5	10	3.37
AG10-62	includes	219.06	226	6.94	4.22
AG10-62		235	236.5	1.5	2.6
AG10-62		240.5	242	1.5	1.95
AG10-63		164	170.5	6.5	1.53
AG10-63		177.5	178.6	1.1	3.85
AG10-63		181	182	1	2.35
AG10-63		184	186	2	4.33
AG10-63		189	196.5	7.5	3.65
AG10-63	includes	191	191.8	0.8	12.35
AG10-63		231	237	6	1.58
AG10-64		120	130	10	3.31
AG10-64		122	123	1	8.24
AG10-64		127	128	1	7.62
AG10-64		135	137	2	5.22
AG10-65		47	53	6	3.81
AG10-65	includes	50	51.5	1.5	8.1
AG10-65		54.5	68	13.5	3.76
AG10-65	includes	59	62.5	3.5	5.74
AG10-66		62.7	64.7	2	2.63

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TABLE 6-7 AUGEN MINERAL RESOURCE ESTIMATE, JEROME PROPERTY, TAAC WEST – JULY 18, 2011

IAMGOLD Corporation – Côté Gold Project

Category[2]	Elevation (m)	Depth (m)	Tonnes[1]	Grade (g/t Au)	oz Au1	Cumulative Results
						Tonnes[1]	Grade (g/t Au)	oz Au1
Inferred Constrained	Surface to 300m	100	4,312,000	1.7	233,000	4,312,000	1.7	233,000
	300m to 200m	200	6,299,000	1.7	350,000	10,611,000	1.7	582,000
	200m to 100m	300	3,551,000	2.2	251,000	14,162,000	1.8	833,000
Inferred Unconstrained	Surface to 300m	100	1,426,000	1.1	50,000	1,426,000	1.1	50,000
	300m to 200m	200	1,827,000	1.2	71,000	3,253,000	1.2	121,000
	200m to 100m	300	1,322,000	1.8	76,000	4,576,000	1.3	197,000
Total			18,737,000	1.7	1,030,000

Notes:

1)	Tonnages and ounces have been rounded to nearest 1,000 tonnes so columns may not add
2)	Categories are compliant with CIM Resource Definitions using a price of US$1,400/oz Au

Source: Burt et al., 2011.

The Mineral Resource estimate in Table 6-7 is reported in the technical report entitled “Technical Report on a Mineral Resource Estimate on the Jerome Mine Property” prepared for Augen and dated July 18, 2011 (Burt et al., 2011). The estimate was prepared and reported prior to IAMGOLD entering into the agreement to acquire the Trelawney Augen Acquisition Property and therefore the estimate is regarded as historical as defined in NI 43-101. The key assumptions, parameters, and methods known are noted above.

The QP has not evaluated the key assumptions, parameters, and methods used to prepare the estimate and has not done sufficient work to verify the estimate as a current Mineral Resource. IAMGOLD is not treating the estimate as a current Mineral Resource. Historical mineral resources should not be relied upon.

HUFFMAN LAKE OPTION PROPERTY

•	1942: C. Swedlund drilled approximately 175 ft with a pack sack drill on a molybdenum occurrence. Exact location and results are unknown.

•	1949: Best Ore Mines drilled six holes (425 m) before 1945 to test a porphyry dike which intruded conglomerate. No assay results were reported.

•

1963: Denison Mines located mineralization in the vicinity of old trenches during a geological mapping program and the best reported assays from thirty-two grab samples were 0.02 oz/st Au and 0.011% Mo. Subsequent ground magnetic and electromagnetic surveys did not locate significant anomalous zones. An 8.5 in. X 11

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in. sketch included in the report outlined the feldspar porphyry south of Huffman Lake as well as a series of thin feldspar porphyry dikes throughout the area.

•	1980: Hargor conducted a regional airborne magnetic and EM survey, part of which covered the Huffman Lake Option Property.

•	1984: A ground magnetic and EM survey was conducted about one kilometre northwest of Huffman Lake and detected a long linear magnetic high in close proximity to the Timiskaming/Keewatin unconformity.

•	1990: Blue Falcon flew a second regional magnetic and EM survey which covered the area.

•	1997: John Brady and Reginald Charron performed assessment work consisting of prospecting, stripping, and trenching adjacent to the south shore of Huffman Lake.

•

2002: John Brady and Reginald Charron extended surface trenching along strike for over 150 m in this area and collected samples with pyrite, galena, chalcopyrite, molybdenum, and tetrahedrite in 10 cm long pods or discontinuous fractures that yielded up to 32 g/t Au and 274 g/t Ag.

•

2006: Namex Explorations (Namex) collected seventeen grab samples from three of the Brady-Charron trenches (B, C, D) spaced 50 m apart and these yielded up to 54.2 g/t Au 1,620 g/t Ag, 8.63% Cu and 5.94% Sb. Mount Morgan Resources Ltd. followed with a Mobile Metals Ions (MMI-M) soil survey for Namex, and three gold soil anomalies in the area of the trenches were defined.

•

2007: Namex mechanical stripping and power washing targeted the MMI gold anomalies, exposing mineralized porphyry bedrock along a strike length of 240 metres. This area was mapped, and 143 channel samples (each one metre long) cut along seven lines yielded up to 0.328 g/t Au over 34.0 m (in porphyry) and 0.432 g/t Au over 10.0 m (in sediment).

The best individual assay was 1.35 g/t Au. Approximately 10% of the porphyry was comprised of quartz veins and veinlets with dominant trends parallel to foliation, north-south and as stock work.

•

2007: Two shallow drill holes completed by Namex within the stripped area in late 2007 also yielded low but moderately encouraging gold. Drill hole HL07-01 was drilled vertically to assess the mineralogical variation with depth as well as to confirm the MMI response and near Trench B with the 54.2 g/t Au assay. This hole assayed 0.190 g/t Au over 92 m (0.80 m to 92.80 m).

Drill hole HL07-02 was collared 30 m south of hole HL07-01 and was drilled at 65 degrees to the north to assess the down-dip expression of high grade gold at surface and returned a composite of 0.218 g/t Au over 79 m (21.00 m to 99.88 m). A narrow 10 cm wide section at 90.00 m carried tetrahedrite

•

2007: A second MMI-M soil survey (2007) identified a gold soil anomaly 400 m east of the MMI gold anomalies identified in 2006. A single high gold response was also obtained 10 m from the edge of Huffman Lake, 210 m west of the 2006 MMI anomalies.

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•

2007: Fugro Airborne Surveys completed an airborne geophysical survey for Augen in October-November 2007. The survey covered Augen’s entire South Swayze Property as well as the Huffman Lake Option Property, nested within the Augen Property. Magnetic, EM, and radiometric properties were measured.

The airborne survey shows a broad area of low magnetic susceptibility, approximately 600 m wide, that strikes northerly along the west side of the Huffman Lake Option Property, in the area of the Namex stripping.

•

2009: The Huffman Lake Property was optioned by Augen in August 10, 2009, for its attractive position along the trace of a regional gold-bearing structure that hosts the Jerome Mine and for the existence of significant gold mineralization confirmed by Augen. This included grab samples yielding 51.3 g/t Au and 730 g/t Ag.

•

2009: An IP, magnetic, and VLF-EM survey was conducted by JVX Ltd. of Richmond Hill, Ontario, in October and November 2009 within a grid completed in October 2009 by Compass Explorations of Timmins. The survey outlined IP chargeability highs in the area of the Namex stripping; 500 m south of, and 600 m to the east of the stripped area.

•

2009: Ten drill holes (HF09-15 to HF09-24) totalling 1,830.80 m were completed on the Huffman Lake Option. Most holes (except drill hole HF09-15) were positioned adjacent to or along a three hundred metre long outcrop area exposed by Namex stripping. The best intersections include 5.29 g/t Au with 424 ppm Ag over 0.50 m and 3.72 g/t Au with 178 ppm Ag.

•

2011: The grid was expanded in October through November 2011 and approximately 20 line km of IP and magnetic surveys were completed by Patrie Explorations of Massey, Ontario. Numerous chargeability anomalies were detected.

This group also collected over seven hundred soil samples that were analyzed conventionally for gold and 32 element by inductively coupled plasma (ICP). Numerous gold-in-soil anomalies were detected.

FALCON GOLD OPTION PROPERTY

The property under option by IAMGOLD from Falcon Gold is called the Burton Property. Gold was discovered on the Burton Property circa 1928 by Archie Burton Sr. and Northern Aerial Minerals Exploration Ltd. and it appears from historical reports that the Burton family has controlled the ownership of mining claims in the immediate area since that time. The modern claims were recorded from September 1981 to November 1982 with one claim being recorded in October 1989.

The original discovery of 1928 is located on patented claim 31116. The original surface gold showing was trenched to the east for approximately 750 m. A shaft was planned to intersect down dip of the original showing but was abandoned at approximately 10 m depth, short of

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the target depth, due to flooding. Subsequently, the Burton Property has been optioned to Hollinger Consolidated Gold Mines Limited (Hollinger), Burscott Mines Limited (Burscott), Canadian Nickel Company Limited (Canico), Grandad Resources Limited (Grandad), and Northern Mining Properties (Northern). The work and results of work programs completed by these companies were summarized by Constable (1996). In 1996, Rainbow Petroleum Corp. optioned the Burton Property and completed a diamond drill program.

In the late 1930s and early 1940s, the Burton Property was under option to Hollinger. Hollinger completed a 32-hole diamond drill program on the property. Their drill program consisted of a series of short drill holes in the immediate shaft area to establish the trend of the gold mineralization. Hollinger also stepped back from the shaft area and drilled a series of holes designed to intersect the shaft zone at depth. While numerous gold intersections were encountered in the Hollinger drilling, it was apparent that the geometry of mineralization was more complex in the Main Zone than a simple sheet-like gold-bearing horizon. Canico (Bell, 1984) is quoted as saying that the Hollinger drilling delineated “a zone consisting of a possible 38,000 tons grading 0.345 oz/ton gold down to the 300 foot level…”. This mineral resource estimate was prepared prior to the development of the CIM Reporting Guidelines and the estimate may not conform to modern reporting criteria. This estimate is a historical estimate under Section 2.4 of the NI 43-101, does not conform to current CIM guidelines for Mineral Resource Classification, and should not be relied upon.

In 1945, Burscott carried out a 10-hole diamond drill program near the shaft zone and produced a historical estimate of possible reserves of 34,473 tons grading 11.83 g/st Au within the Main or Shaft Zone along a 76 m long, west p1unging zone, all above the 91 m level (Constable, 1996). This mineral resource estimate was prepared prior to the development of the CIM Reporting Guidelines and the estimate may not conform to modern reporting criteria. This estimate is a historical estimate under Section 2.4 of the NI 43-101, does not conform to current CIM guidelines for Mineral Resource Classification, and should not be relied upon.

Constable (1996) indicates that most of the details of the Hollinger and Burscott work no longer exist and only drill hole summaries and assays are available. Efforts at searching archives for the present report did not find any additional information on these drill campaigns.

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During the period 1982 to 1985, Canico optioned the property and carried out a systematic program of line cutting, mapping, geophysics, geochemistry, stripping, sampling, and drilling. The diamond drill program consisted of a total of 2,096 m in 29 holes. Perry (1985) reports “… a preliminary estimate of 17,460 tonnes at 10.09 grams per tonne is calculated for the shaft zone”. This mineral resource estimate was prepared prior to the development of the CIM Reporting Guidelines and the estimate may not conform to modern reporting criteria. This estimate is a historical estimate under Section 2.4 of the NI 43-101, does not conform to current CIM guidelines for Mineral Resource Classification, and should not be relied upon.

In 1987-88 Grandad Resources (Grandad) optioned the Burton Property and completed a 31-hole diamond drill program totalling 3,077 m. Grandad also completed a limited humus sampling geochemical program and down hole mise-à-la-masse geophysics. Grandad’s drilling was primarily located in the Shaft gold zone and G. R. Clark, consultant, concluded that the gold zone was striking north-south and dipping moderately westward (Clark, 1988). Clark recommended more drilling, which was not completed by Grandad.

In 1989, Northern Mining Properties optioned the property and re-assessed the work completed to date, focussing on previous drilling. This work included producing new vertical sections, longitudinal sections, and grade-thickness contours maps of the gold deposits (Bowen, 1989). An exploration program consisting of line cutting, magnetic, and IP geophysics, sampling, mapping, metallurgy, and diamond drilling was recommended. This work program was not initiated.

In 1996, Rainbow Petroleum Corp. (Rainbow) optioned the Burton Property and during the period October 1996 to February 1997 re-established the grid and completed 3,327 m of diamond drilling in 33 holes. The drilling completed by Rainbow included 22 drill holes centered over the Shaft Zone, six drill holes to the east of the Shaft Zone, and five drill holes immediately west of the Shaft Zone. Gold mineralization was intersected in both the east and west drilling areas as well as in the Shaft Zone drilling.

Under an agreement dated March 25, 2010, Apex Royalty Corporation (Apex) purchased an undivided 100% interest in the Burton Property. Apex completed line-cutting of a new grid over the Shaft Zone and East Zone, consisting of 10 lines, varying from 650 m to 950 m long, connected by a 1,350 m long baseline. Gridlines were spaced 150 m apart, and the total

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length of grid (not including the baseline) was 7.3 line km. An EarthProbe high resolution resistivity/IP survey was completed over the grid.

Apex was acquired by Chesstown Capital Inc., which subsequently changed its name to Falcon Gold. In May–July 2011, Falcon Gold drilled 24 holes on the Burton Property totalling 2,755 m. Significant intercepts from the 2011 drilling are contained in Table 6-8.

TABLE 6-8 SIGNIFICANT DRILL INTERCEPTS, BURTON PROPERTY 2011 DRILLING

IAMGOLD Corporation – Côté Gold Project

Hole ID	From (m)	To (m)	Length (m)	Au (g/t)	Target
FG-11-001	14.78	24.74	9.96	3.74	Shaft Zone
incl	15.77	20.5	4.73	6.43
incl	16.73	18.9	2.17	10.98
FG-11-003	58.7	64	5.3	0.57	East Zone
incl.	60.7	62.05	1.35	1.15
FG-11-004	94.5	97.72	3.22	0.82	East Zone
incl.	96.46	96.99	0.53	1.95
FG-11-005	120.86	122.36	1.5	4.01	Geology
FG-11-006	275.2	276.1	0.9	0.97	Geology
FG-11-008	113.5	115.4	1.9	3.02	Geology
FG-11-017	132.29	132.61	0.32	2.58	IP/Geology
FG-11-021	5.00	7.50	2.50	4.78	Shaft Zone
FG-11-022	4.70	6.60	1.90	10.30	Shaft Zone
FG-11-022	13.5	14.85	1.35	2.82	Shaft Zone
FG-11-023	33.70	34.70	1.00	2.20	Shaft Zone
FG-11-024	3.85	14.20	10.35	3.25	Shaft Zone
includes	11.35	14.20	2.85	5.65	Shaft Zone

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7 GEOLOGICAL SETTING AND MINERALIZATION

REGIONAL GEOLOGY

The Project area is located in the Swayze greenstone belt in the southwestern extension of the Abitibi greenstone belt of the Superior Province (Figure 7-1). In very general terms, the Abitibi Subprovince is comprised of Late Archean metavolcanic rocks, related synvolcanic intrusions, and clastic metasedimentary rocks, intruded by Archean alkaline intrusions and Paleoproterozoic diabase dikes. The traditional Abitibi greenstone belt stratigraphic model envisages lithostratigraphic units deposited in autochthonous successions, with their current complex map pattern distribution developed through the interplay of multiphase folding and faulting (Heather, 1998).

The Swayze belt, like the rest of the Abitibi greenstone belt, contains a diversity of extrusive and intrusive rock types ranging from ultramafic through felsic in composition, as well as both chemical and clastic sedimentary rocks (Heather, 2001). The geology of the Swayze belt underlying the Project area is illustrated in Figure 7-2. All of the rock types within the Swayze belt are older than 2,680 Ma, with the oldest dates of 2,747 Ma (Heather et al., 1996). Igneous lithologies predominate and include both volcanic and plutonic rocks. The latter are found both internally in the supracrustal belts and externally, in large granitoid complexes. Sedimentary rocks occur mainly near the top of the succession. Age correlations are consistent with an upward-younging stratigraphic succession without major tectonic breaks or disruption, which can be correlated with equivalent stratigraphy across the southern Abitibi greenstone belt.

Heather (2001) recognized six supracrustal groups; from the oldest to the youngest these are the Chester, Marion, Biscotasing, Trailbreaker, Swayze, and Ridout groups. These groups have subsequently been correlated by Ayer et al. (2002) with coeval assemblages across the southern Abitibi greenstone belt having similar characteristic features, respectively named the Pacaud, Deloro, Kidd-Munro, Tisdale, Blake River, and Timiskaming assemblages.

Plutonism in the Swayze belt lasted from 2,740 Ma to 2,660 Ma, during the entire period of volcanism and subsequent sedimentation. No geochronological evidence for pre-existing

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basement has been found. Plutonism continued after cessation of extensive volcanism, including 2,686 Ma to 2,680 Ma (D2) granitoids and post-tectonic granitoids as young as 2660 Ma. Syntectonic plutons constrain around 2,680 Ma, the main D2 deformation event. This was also a period of orogen-wide shortening across the entire Superior Province, an event that coincided with gold mineralization (von Breemen et al., 2006). As will be noted later, the gold mineralization of the Côté Gold deposit predates the D2 deformation event.

The Swayze area underwent a complex and protracted structural history of polyphase folding, development of multiple foliations, ductile high-strain zones, and late brittle faulting. The map pattern preserved within the Swayze belt is dominated by regional F2, and anticlines and synclines with an associated S2 axial-planar foliation interpreted to have formed during orogen-wide shortening across the entire Superior Province. An important structural element is the Ridout Deformation Zone (RDZ), a major east-west high-strain zone that is interpreted to be the western extension of the Larder Lake-Cadillac deformation zone of the Abitibi belt (von Breemen et al., 2006). The F2 Ridout Synform coincides with the RDZ wherein intense deformation is characterized by profound flattening, tight to isoclinal folding, transposition, and locally a component of dextral simple shear in east-southeast striking zones (Heather et al., 1996). The Côté Gold deposit is not located within the RDZ however other occurrences in the Project area are interpreted to be associated with the RDZ.

There are at least four separate diabase dike swarms, ranging in age from late Archean to late Proterozoic, present in the Swayze belt: (1) the north striking Matachewan dike swarm, (2) the northwest striking Sudbury dike swarm, (3) the east to northeast striking Abitibi dike swarm, and (4) a late, southeast striking dike swarm.

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FIGURE 7-1 REGIONAL GEOLOGY

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FIGURE 7-2 PROPERTY GROUP GEOLOGY

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LOCAL AND CHESTER PROPERTY GEOLOGY

The Chester Township area overlies a narrow greenstone belt assemblage that extends easterly from the southeast corner of the Swayze belt proper to the Shiningtree area, about 60 km to the east. The greenstone (supracrustal) assemblage is part of the well defined Ridout syncline which separates the Kenogamissi granitoid complex to the north from the Ramsey-Algoma granitoid complex to the south, a portion of the northern edge of which is called the Chester Granitoid Complex (CGC). The Kenogamissi complex, yielding ages of 2,747 Ma, consists of sheet-like dioritic and tonalitic intrusions, which are interpreted locally to be synvolcanic. The CGC, which hosts the Côté Gold deposit is also synvolcanic and was emplaced along what is now the southern margin of the Ridout syncline. The CGC is a crudely stratified trondhjemite-diorite laccolith containing numerous screens and inclusions of mafic volcanic rocks. A sample of biotite-trondhjemite yielded an age of 2,740 Ma, which makes it coeval with the overlying Yeo Formation of the Chester Group.

The oldest rocks found in the Swayze belt are assigned to the Chester Group, which occupies the bulk of the stratigraphy of the Ridout syncline through Chester Township and Yeo Township to the west. Ayer et al. (2002) correlated the Chester Group with the 2750 Ma to 2735 Ma Pacaud assemblage, which comprises the oldest volcanic rocks in the southern Abitibi belt. The Chester Group includes (1) mafic volcanic rocks and amphibolite of the Arbutus Formation and (2) the overlying intermediate volcanic rocks with associated minor sedimentary rocks and iron formation of the Yeo Formation (2,739 Ma). Bedding and foliation are steep to vertical. Both formations are highly folded and flattened, presumably by the D2 and F2 events, between the diorite and tonalite intrusions of the Kenogamissi granitoid complex on the north and the synvolcanic Chester granitoid complex (2,740 Ma) to the south (von Breemen et al., 2006).

In Chester, Yeo, and Potier townships, a package of mafic volcanic rocks occurs south of and stratigraphically below the Chester Group felsic volcanic rocks and iron formation. These pillowed and massive volcanic rocks are interpreted to be the base of the Chester volcanic cycle. Heather et al. (1996) notes that rhyolite and rhyodacite of the Chester volcanic package show gently sloping rare earth element (REE) patterns with negative Eu anomalies indicative of FII-type felsic volcanic rocks (Lesher et al., 1986).

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To the south of the Chester volcanic rocks is the 2740 Ma Chester granitoid complex, an apparently undeformed and unstrained trondhjemite-diorite intrusion exhibiting magma mingling textures and opalescent blue quartz eyes (Heather, 1993; Heather et al., 1996). Locally within the trondhjemitic phase of the complex there is strongly developed, fracture-controlled (stockwork) magnetite-chlorite-epidote ± quartz ± sericite alteration which Heather et al. (1996) interpreted as positive indications for base metal mineralization. The Chester trondhjemite has a similar REE pattern to the Chester Group felsic volcanic rocks.

An important structural element in the area is the RDZ, a major zone of east-west high strain that more or less follows the north boundary of Chester Township and extends a further 22 km to the west to Osway Township where it is associated with the former Jerome gold mine (historic production ± 56,800 oz Au). The RDZ is described as an anastomosing zone, up to 500 m wide, of high strain with local strong carbonate (calcite and Fe-carbonate), chlorite, sericite, and silica alteration within a wide variety of rock types. Kinematic indicators in the RDZ suggest it was initially a zone of extreme flattening, probably related to early folding, that with progressive strain became a zone of oblique simple shear. Kinematic information indicates an early component of sinistral shear followed by a dextral component. Z-shaped folds of the schistosity are common within the RDZ. Elongation lineations and mineral lineations within high strain zones are moderately to steeply plunging (Heather, 2001). As noted previously, this feature has been correlated regionally with the Cadillac-Larder Lake deformation zone. In Chester and adjacent townships, Yeo to the west and Benneweis to the east, all of the known gold and copper occurrences are to the south of the RDZ.

The RDZ high-strain zone is localized within the F2 Ridout syncline which extends for at least 80 km in a generally E-W direction across the southern Swayze greenstone belt. The Timiskaming-like, Ridout Series metasedimentary rocks are localized within the core of the F2 Ridout synform and are interpreted to unconformably overlie the older metavolcanic and metasedimentary rock packages. Comprised of intercalated polymictic conglomerates, cross-bedded sandstones, siltstones, argillites and local alkalic flows, the Ridout Series displays a diverse and even exotic provenance. According to Furse (1932): “In the Swayze area, the Ridout assemblage consists of a narrow band (less than 2 km) of steeply dipping turbidites, arkose and conglomerate, containing well-rounded pebbles and boulders of “granite”, chert, vein quartz, mafic metavolcanic rock, porphyritic rhyolite and rare jasper fragments”. Detrital zircons from a quartz- and feldspar-rich sandstone within the Rideout Series provides a maximum age of sedimentation of 2690 Ma which is consistent with it being of Timiskaming-type.

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The majority of the detrital zircons from the Ridout sandstone yield ages between 2745 Ma – 2735 Ma which is consistent with a source dominated by older rocks as found in the southern Swayze greenstone belt (Heather et al., 1995).

Chester Township and the surrounding area display relatively subdued topography reflecting the effects of glaciation and the infill of low-lying areas with glacial debris. Glacial till blankets the area and outcrop is moderate to poor. Laird (1932) noted remnants of eskers, moraines and kames, which can have elevations of 30 m to 60 m above local topography. More recent mapping of Quaternary geology shows glaciofluvial ice-contact deposits, including esker, kame, and moraine material in a north-south strip overlying the eastern boundary of Chester Township. Ice direction in the area was from the north to the south and south-southwest.

The Chester Property is underlain by calc-alkalic pyroclastic metavolcanic rocks of felsic to intermediate composition, felsic to intermediate intrusive rocks, namely tonalite, trondhjemites, granodiorite, and diorite of the CGC and related migmatites. Siragusa’s remapping (1993) and the compilation Map P3511 of Ayer and Trowell (2002) have been relied upon for the property geology indicated in Figure 7-3 where, as can be noted, granitoid rocks are depicted as the dominant lithology. Laird (1932) noted that, locally, the granitoid varies considerably in texture and composition and contains inclusions of older rocks. The texture is said to vary from granular to porphyritic, while in other places it has the appearance of a quartz porphyry phase of the granite.

Large north and north-northwest trending diabase dikes crosscut the intrusive and supracrustal rocks. Smaller diabases have been mapped with both northeast and southeast trends. An available detailed aeromagnetic map of Chester Township (Timmins Assessment File, T-3183) clearly shows the prominent north-south and northwest-southeast trends of diabase dikes which overprint any other magnetic fabrics.

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FIGURE 7-3 CHESTER PROPERTY GEOLOGY

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McBride (2002) notes that there has been no systematic geological mapping of the Chester Property, so there is no detailed map we can refer to. Specific local details can be gleaned from Laird (1932), Siragusa (1993), and McBride (2002). In very general terms, the property package is underlain by granitoid rocks, with the exception of a broad band of east-west trending intermediate to felsic tuffaceous rocks which skirts along the northern boundary. The granitoid rocks are very heterogeneous reflecting a number of primary igneous intrusive phases, migmatization and assimilation of older country rocks and local rafts and screens of the intruded supracrustal lithologies. Local lithologies described in the area of mineralized showings and from drill core include coarse grained sodic granites, coarse grained potassic granites, coarse grained porphyry, alaskite, fine grained trondhjemite, diorite, quartz diorite, diorite-granodiorite breccia, hybrid felsite, quartz eye granodiorite, gabbro, hornblendite, amphibolite, etc. McBride (2002) describes the presence of felsic tuffs near the Chester 1 Zone (Murgold-Chesbar) ramp on claim P1222832 and in drill holes on the Jack Rabbit Property, CLM 266.

Map P 3511, Geological Compilation of the Swayze Area, Abitibi Greenstone Belt (Ayer and Trowell, 2002) displays a two kilometre wide belt of felsic tuff, lapilli tuff, tuff breccia and pyroclastic breccia (4bc) stretching across the northern end of Chester Township and located just north of the Côté Gold property. Centered over the southern half of Bagsverd Lake (see Figure 7-2) is an area mapped as intermediate to felsic, variolitic flows (3c). West of Bagsverd Lake and straddling the western boundary of Chester Twp are two localized but interesting units mapped as 7db, chert and oxide and silicate facies iron formation and 8db, Timiskaming-type mudstone, siltstone and wacke. While stratigraphic relationships are not implied, units 8db are most reasonably remnants of Ridout Series. Units 4bc and 7db are compatible with the Yeo Formation (Chester Group). Unit 3c is slightly more problematic as it could represent the basal Arbutus Formation of the Chester Group or the basal Rush River Formation of the Marion Group (which overlies the Chester Group).

The main focus of this report is the Côté Gold deposit in the context of the CGC (Chester Granitoid Complex). Côté Gold mineralization is associated with a large volume of altered and brecciated intrusive rocks wherein gold mineralization occurs in association with disseminated sulphides in the gabbroic matrix of the breccias as well as in the breccia clasts, as fracture coatings and in thin veins or veinlets with quartz.

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As summarized by Bidgood (2011), the general rock unit descriptions developed during the ongoing drill program adequately describe the macroscopic features of the three major rock types—granodiorite, diorite, and gabbro—and their similarities and differences with respect to colour, texture, and mineralogy. These rock types and their clear igneous derivation and history as well as their near lack of foliation and deformation that is characteristic of more common greenstone-hosted gold mineralization certainly point toward an igneous, i.e. porphyry, origin.

Current descriptions of the main rock types are as follows:

1.	Granodiorite: medium to coarse grained, gray to dark gray green intrusive rock composed of plagioclase, potassium feldspar, quartz, and mafic minerals (hornblende and pyroxene).

2.	Diorite: medium grained, gray to gray blue, salt and pepper textured intrusive rock composed of plagioclase, oligoclase, and pyroxene. Gradational contact with granodiorite.

3.	Gabbro: fine to medium grained, dark green intrusive rock composed of plagioclase, pyroxene, amphibole, and minor quartz. Sharp contact with granodiorite.

4.

Diabase dike: fine to medium grained, dark green to violet brown, uniform and massive textured dike composed of fine grained plagioclase with occasional medium grained potassium feldspar phenocrysts and abundant magnetite. Late, cross cutting unit that is distinctive on aeromagnetic survey. Sharp contact with granodiorite. Minor lithology.

5.	Mafic dike: fine grained, dark green intrusive with occasional feldspar phenocrysts. Sharp contacts with granodiorite. Minor lithology.

Granodiorite and diorite appear to be segregation and/ or differentiation products from a single intermediate-mafic composition magma chamber as evidenced by the gradational contact reported between the two. The gabbro intrudes the granodiorite—diorite and exhibits a sharp contact with significant breccia development (Bidgood, 2011).

In an effort to standardize the geological documentation of the Côté Gold deposit, IAMGOLD has initiated re-logging archived drill holes. This has been completed for the 100 m spaced sections and includes re-logging and recording rock type, alteration, and structural information. The revised logging documents the major rock types as tonalite, diorite, and breccias. The rock type originally logged as gabbro is being re-logged as diorite based on the anorthite content of the plagioclase. However, the granodiorite and diorite as documented

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above and as the standard in the historical logs are a combination of tonalite and quartz diorite and their altered equivalents. RPA has plotted the revised rock type logs and notes a more consistent, potentially interpretable, distribution of diorite (old gabbro) and breccias, however further evaluation will require the re-logged alteration data, not available to RPA at the time of assessment, be evaluated in parallel with the rock type data.

The dominant structural feature of the Côté Gold deposit is the development of breccia at the contacts between granodiorite and diorite and gabbro. There is speculation that a major fault/structure provided a conduit for the gabbro to intrude the granodiorite-diorite and the breccias developed at those intrusive contacts provided the pathway and ground preparation for the hydrothermal alteration fluids and the mineralizing fluids. The described breccias have an igneous (gabbro composition) matrix and a near mono-lithologic clast composition that reflects which of the lithologies was intruded by gabbro. Sharp and diffuse clast boundaries reflect both milling texture and alteration effects on the breccia clasts.

1.

Granodiorite breccia is described as angular to subrounded less than one centimetre to more than one metre granodiorite clasts with mostly sharp clast boundaries in a fine to medium grained gabbro matrix. The ratio of matrix to clast is 40% matrix to 60% clast.

2.

Diorite breccia is described as mostly angular less than one centimetre to more than 20 cm diorite clasts with both sharp and diffuse clast boundaries in a fine to medium grained gabbro matrix. The ratio of matrix to clast is 40% matrix to 60% clast.

3.

Gabbro breccia is described as angular to subrounded less than one centimetre to more than one metre granodiorite clasts in a fine to medium grained gabbro matrix. The ratio of matrix to clast is 60% matrix to 40% clast.

The breccia descriptions define some common types associated with porphyry style mineralization, such as (a) breccia with milled clasts and clear igneous matrix/groundmass, and (b) puzzle breccia—a breccia with angular clasts that exhibit little or no rotation and milling and that could be reassembled to original position, much like putting puzzle pieces together (Bidgood, 2011).

As described previously, the Chester Granitoid Complex is a synvolcanic, crudely stratified trondhjemite-diorite laccolith, containing numerous screens and inclusions of mafic volcanic rocks. The Chester trondhjemite (2,740 Ma) has a similar REE pattern to the Chester Group felsic volcanic rocks suggesting that they are comagmatic (Heather et al., 1996). Supportive evidence of this is an age date of 2739 ± 1 Ma for felsic lapilli tuff collected from the Yeo

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Formation (Chester Group), 3 km northwest of the Côté Gold deposit (van Breemen et al., 2006).

Two samples of unaltered and altered (biotite) tonalite which host the mineralized zone were analyzed using the U-Pb zircon method at the Jack Satterly Geochronology Laboratory at the University of Toronto and returned ages of 2,738 and 2,741 ± 1 Ma (Kontak et al., 2012).

By its physical location, the Côté Gold deposit is associated with a brecciated irruptive located in the upper levels or hanging wall of the CGC, which is in turn overlain by the comagmatic Chester Group felsic volcanic rocks. As noted above by Bidgood (2011), the style of brecciation, alteration and mineralization are suggestive of a porphyry gold deposit. By inference, the Côté Gold deposit could be emplaced in the root zone of an Archean felsic volcanic pile.

MINERALIZATION

Two different types of gold mineralization are recognized on IAMGOLD’s Chester Township properties. The historically important mineralization can be termed quartz vein and fracture associated (Type 1), while the new Côté Gold deposit is interpreted by Kontak et al. (2012) as an Archean gold porphyry deposit (Type 2). Any genetic or temporal relationships between the two types of gold mineralization are unknown at this time.

The Type 1 quartz vein and fracture mineralization is manifest in the Chester 1, 2, and 3 areas on the Chester Property and elsewhere in Project area at the Jerome deposit on the TAAC Property and at the Shaft Zone on the Falcon Gold Option Property. Listed below is a collection of observations concerning the principal characteristics of this style of gold mineralization:

•

Mineralization is associated with shear fractures, with and without quartz veins and having preferred directions within a range of azimuths from 056° to 155°; dips are typically steep to north or south. In fact, there is virtually a radial distribution of gold-mineralized structures (Figure 7-2).

•	There is alteration associated with the veins/fractures, variously sericitization, chloritization, silicification, and less commonly, carbonatization.

•	Veins and/or mineralized fractures are generally narrow (individually), although there can be parallel sets across tens of metres.

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•

Gold occurs in the native state and visible gold is frequently noted. Common associated minerals include, variously, pyrite, pyrrhotite, chalcopyrite, and tourmaline. Less common are sphalerite, bornite, arsenopyrite, covellite, malachite, azurite, molybdenite, molybdite, scheelite, and tetradymite. Gangue minerals can include quartz, calcite, ankerite, sericite, and chlorite.

•	Quartz veins (± associated sulphide ± siderite/calcite ± fine grained free gold) are typically narrow (5 cm to 50 cm) but can persist intermittently along strike for tens of metres to more than 100 m.

•	Several showings display a general alignment suggesting a significant length (up to 1.5 km) to the controlling structure.

•	Work on Jack Rabbit (Chester 3) and Murgold-Chesbar (Chester 1) suggests steeply plunging mineralized shoots along mineralized structures.

•	Occasionally some of the mineralized structures host semi-massive to massive Cu mineralization (with low gold values) in narrow lenses up to one metre wide and 60 m long.

The Côté Gold, Type 2, gold mineralization consists of low to moderate grade gold ± copper mineralization associated with brecciated and altered, intermediate to locally mafic intrusive rocks. Mineralization occurs in the form of disseminated and fracture-controlled sulphides which generally correlate with the gold values. Visible gold is commonly observed. In general, sulphides (pyrite, chalcopyrite, molybdenite, rare pyrrhotite) are disseminated in the gabbro matrix of the breccias as well as in the breccia clasts and the sulphides also occur in veins/veinlets with quartz and as fracture coatings. Gold mineralization is closely associated with the sulphides and flashy visible free gold is often present where molybdenite occurs. A definite copper-gold association was recognized early in the exploration program (Bidgood, 2011).

Two molybdenite samples, one from a fracture coating in tonalite and the other a gold-rich quartz-chalcopyrite-molybdenite vein in the Côté Gold deposit were dated by the Re-Os method at the Radiogenic Isotopic Facility at the University of Alberta and returned ages of 2,737 and 2,741 ± 7 Ma (Kontak et al., 2012). The similarity in the age dates and similarity with the age of the host rocks complemented with geological studies indicates that the gold mineralization is of hypogene origin and provides additional strong evidence that the deposit is syn-magmatic and supports a porphyry-type model gold. Furthermore, this deposit now represents the oldest documented gold mineralization within the Abitibi Subprovince (Kontak et al., 2012).

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ALTERATION

The following description of alteration at the Côté Gold deposit has been summarized from Bidgood (2011).

The brecciated/mineralized lithologies described above have been affected by at least four distinct hydrothermal alteration events—two of which are pervasive and two vein/veinlet and fracture controlled.

The pervasive alteration phases are mineral assemblages representing potassic and Na/albite alteration types. The potassic phase may represent the earliest hydrothermal alteration event and the addition of potassium feldspar imparts a pink to salmon colour to the granodiorite. In addition there appears to be a component of hematite/specularite associated with the potassic event such that the whole alteration assemblage can be overprinted by very fine grained hematite. Trelawney personnel are of the opinion that the biotite in the matrix of breccias is also a manifestation of the potassic alteration. The Na/albite phase is a pervasive, texture- destructive hydrothermal alteration event represented by a mineral assemblage that includes albite, quartz (silicification), and sericite that completely replaces primary and potassic alteration mineral assemblages in the granodiorite and the diorite.

The vein/veinlet and fracture controlled alteration events are mineral assemblages representing phyllic and propylitic alteration types. The phyllic alteration mineral assemblage is composed of quartz, sericite, and pyrite and is well developed in potassic altered granodiorite where it is present as distinct vein/veinlets and fractures with characteristic grey selvages or envelopes of sericite and pyrite around a central vein of quartz and minor pyrite. The propylitic mineral assemblage is quartz, chlorite, calcite, and epidote in vein/veinlets and fractures with chlorite and calcite more common in the gabbro and epidote and chlorite with minor calcite in the granodiorite and diorite.

There is a general sense that the earliest alteration is the pervasive potassic event followed by the pervasive and texture destructive Na/albite event. These two events represent reaction with a hydrothermal fluid as it moves through the rock as an alteration front that reacts uniformly with all elements in the host rock. This is in contrast to the vein/veinlet and fracture controlled phyllic and propylitic events that are confined to the pathways provided by the vein/veinlet or fracture and alteration changes are confined to a relative narrow selvage

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or envelope around the pathway. It is clear that the phyllic alteration cross cuts the potassic altered rocks, but there is not yet sufficient evidence to definitively say that the phyllic also cuts the Na/albite altered rocks. There is agreement that the propylitic assemblages represent the final hydrothermal alteration event.

Considerable work and effort needs to be done to define these alteration mineral assemblages, to quantify their type (pervasive or vein/veinlet and fracture controlled), their intensity (1-5, to represent weak to texture destructive), and to determine timing, especially with respect to the position of the phyllic event, i.e., pre or post Na/albite. Similarly, it will be useful to understand the distribution of gold mineralization in relation to the phases of alteration.

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8 DEPOSIT TYPES

On the Chester Property, there are two distinct styles of gold mineralization as elaborated in Section 7 of this report. Historical work was concentrated solely on quartz vein and fracture hosted gold with a variety of associated secondary minerals. This has traditionally been viewed as orogenic, mesothermal type gold mineralization. These gold mineralized structures trend dominantly northeast to southeast but constitute a radial array of trends. The Côté Gold deposit is a new gold discovery associated with a large volume of brecciated and altered diorite, granodiorite, and gabbro. The deposit is essentially undeformed and is not affected by regional metamorphism. It is not known if the vein- and breccia-hosted gold mineralization on the Chester Property is related and, if not, which is the older.

The Côté Gold deposit is strikingly different from most Archean orogenic, mesothermal gold deposits. Gold mineralization in the granodiorite-diorite-gabbro intrusive complex is closely associated with disseminated and vein/veinlet sulphides that are part of a significant hydrothermal alteration system. The hydrothermal alteration (and gold mineralizing) fluids were focused along a conduit or pathway created during gabbro intrusion and related brecciation in the granodiorite-diorite intrusive complex. The igneous lithologies, the multiple hydrothermal events, the structural preparation and brecciation, and the coincident gold and sulphide mineralization are strong evidence for placing the Côté Gold deposit into the porphyry classification. The missing link is a clear tie to a “mineralizer”, a source lithology for the hydrothermal fluids. That “mineralizer” is usually readily recognizable in porphyry copper and porphyry molybdenum systems but has not been identified or intersected yet at Côté Gold (Bidgood, 2011). Support for the porphyry gold classification is found in the recent age dating (Kontak et al., 2012) which shows the similar ages of the gold-chalcopyrite-molybdenite mineralization and the host tonalite of the CGC.

RPA evaluated the distribution of gold by rock type in the database of re-logged drill holes and notes that numerous samples of mafic dykes contain significant Au contents, up to 26.35 g/t, and that approximately 10% of the mafic dyke samples have Au grades above cut off grade used in the current resource estimate (0.30 g/t Au). RPA points out that this observation, although not definitive in its self, needs to be included in the derivation of a deposit model for the Côté Gold deposit having implications for timing of mineralization, intrusion, and relation to a potential mineralizer. RPA also points out that the distribution of

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gold in the Côté Gold deposit is positively skewed (illustrated in Item 14) a distribution that may be expected to be more like an orogenic type gold deposit rather than a porphyry deposit where the metal distribution may be expected to be more normal.

Sillitoe (1973) suggested that porphyry copper deposits occur in a subvolcanic environment associated with small, high-level stocks and emphasized their close association with subaerial calc-alkaline volcanism. Figure 8-1, after Sillitoe (1973), gives a rough graphical depiction of a simple porphyry copper system on the boundary between the volcanic and plutonic environments. In addition to the classic porphyry copper model, it is recognized that some porphyry copper deposits are associated with intrusives having low silica/alkali ratios (Evans, 1980). This has become known as the diorite model, although the host pluton can have a range of compositions. A defining characteristic of this model is that sulphur concentrations were apparently low in the mineralizing fluids resulting in incomplete conversion of host rock iron oxides to pyrite, resulting in considerable iron remaining in chlorites and biotites. The phyllic and argillic alteration zones in the diorite model may be absent such that the potassic zone is surrounded by the propylitic zone. In the potassic zone, biotite may be the prominent potassic mineral and when orthoclase is not well developed, plagioclase is the principal feldspar. Unlike the classical porphyry copper model, significant gold contents can occur in the diorite model with relatively low associated concentrations of copper and molybdenum. Fractures containing gangue silicate minerals and copper sulphides may be devoid of quartz while chlorite, epidote, and albite are common (Evans, 1980). As described in Section 7, the Côté Gold deposit is characterized by a number of these alteration and mineralogical features.

At this early stage, RPA believes that the diorite model is applicable to certain characteristics of the Côté Gold deposit. With reference to Figure 8-1, the Côté Gold deposit would be associated with a hydrothermal breccia as indicated on the diagram. It must be noted, however, that Sillitoe’s model depicts subaerial volcanism. In Chester Township and around the Côté Gold deposit, the associated volcanism was submarine.

Given the spatial association of the two types of gold mineralization encountered on the Chester properties, it is interesting to contemplate if they are coeval or even related. As depicted in Figure 4-2, the Côté Gold deposit is more or less central to the radial array of gold-mineralized veins and fractures. As previously noted, the CGC is comagmatic with the overlying Chester Group volcanic rocks and the Côté Gold breccia hosted mineralization is

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the same age as the host diorite-granodiorite. According to Wisser (1960), the doming or inflation of a magma chamber can lead to the development of radial fracture systems in the overlying stratigraphy and these fractures can be mineralized during both the inflation and deflation of the magma chamber. Inflation of magma in the CGC could have initiated the pattern of gold-mineralized fractures noted in the Chester Property. The relation and timing of the breccia-hosted, porphyry gold mineralization at Côté Gold to the quartz vein and fracture-hosted gold mineralization remains to be defined but they may, or may not represent some sort of continuum. Age dating of the quartz vein mineralization might clarify the issue.

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FIGURE 8-1 DIAGRAMMATIC REPRESENTATION OF A SIMPLE PORPHYRY COPPER SYSTEM ON THE BOUNDARY BETWEEN THE VOLCANIC AND PLUTONIC ENVIRONMENTS

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9 EXPLORATION

The main focus of project activities on the Chester Property by IAMGOLD has been diamond drilling on the Côté Gold deposit. Underground exploration and evaluation ended when the Chester 1 project was placed on care and maintenance. Surface exploration on the eastern part of the Project area has included geological mapping, prospecting, and outcrop sampling as well as some soil sampling. These programs were on the Sheridan Option, Trelawney, and Ontario 986813 properties. Since the formation of the TAAC, two ground geophysical surveys have been completed. One airborne survey was completed over the Sheridan Option Property.

CHESTER PROPERTY

As mentioned above, IAMGOLD exploration on the Chester Property consisted mainly of drilling, which is reported in Section 10 of this report. The previous exploration at the property, including underground bulk sampling, etc., carried out by Trelawney was reported in Roscoe and Cook (2012).

No surface exploration has been completed on the Chester Property since the previous report by RPA (Roscoe and Cook, 2012).

JOHN SHERIDAN OPTION PROPERTY

During the 2012 field season (April-September), work completed by IAMGOLD consisted of prospecting, geologic mapping, and geochemical sampling (soil and rock). A total of 225 rock grab samples were collected, described, and assayed. A total of 810 soil samples were collected at 50 m spacing on 1,000 m spaced lines. All sample locations and mapping data as well topographic features and infrastructure were integrated into the Project GIS. Significant results of the rock sampling are contained in Table 9-1.

Approximately 73 km of grid line cutting was completed, and on this grid 33 km of IP survey has been completed to date.

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TABLE 9-1 SIGNIFICANT OUTCROP GRAB SAMPLE ASSAYS

IAMGOLD Corporation – Côté Gold Project

Sample #	Property	Easting	Northing	Rock Type	Au (g/t)
1330732	Arimathaea South	432,481	5,265,387	Altered Tonalite	1.56
1317008	Arimathaea South	430,062	5,265,409	Altered Tonalite	1.45
1330614	Arimathaea North	430,539	5,268,417	Tonalite	1.31
1330731	Arimathaea South	432,437	5,265,386	Altered Tonalite	0.58
1377187	Arimathaea South	431,817	5,263,882	Altered Tonalite	0.56
1330728	Arimathaea South	432,587	5,265,820	Gabbro	0.54
1397613	Arimathaea East	436,222	5,268,537	Diabase	0.54
1377295	Arimathaea North	430,546	5,268,418	Altered Tonalite	0.34
1330738	Arimathaea South	432,402	5,265,462	Altered Tonalite	0.29
1330547	Arimathaea North	431,591	5,269,027	Mafic Schist	0.26
1377006	Arimathaea North	431,519	5,268,529	Altered Tonalite	0.25
1397601	Arimathaea East	436,146	5,268,400	Other	0.22
1377050	Arimathaea North	431,450	5,268,869	Altered Diorite	0.19
1377297	Arimathaea North	430,567	5,268,397	Altered Tonalite	0.18
1330602	Arimathaea North	430,994	5,268,129	Altered Tonalite	0.18
1316140	J. Sheridan	448,037	5,267,675	Other	0.12

TRELAWNEY MINING AND EXPLORATION PROPERTY

Grab samples of outcrop were collected from the Trelawney Mining and Exploration claims during the 2012 field season. This includes 11 samples from the Neville Block, 69 samples from the Benneweis Block, and 253 samples from the Yeo Block.

ONTARIO 986813 LIMITED PROPERTY

Geological mapping, prospecting, and sampling was completed the during the 2012 summer months (May-September). A total of 191 grab samples of outcrop were taken including 191 from the North Block, 536 samples from the South Block, and 215 samples from the East Block. Sample locations and geological mapping were compiled in the Project GIS. Significant results of grab samples are contained in Table 9-1.

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TAAC WEST PROPERTY

Exploration on the TAAC West Property has been limited to two ground geophysical surveys. The surveys completed are described in Table 9-2. The dominant activity on the TAAC West Property has been diamond drilling and specifically at the Jerome deposit.

TABLE 9-2 SUMMARY OF SURFACE EXPLORATION, TAAC WEST PROPERTY

IAMGOLD Corporation – Côté Gold Project

Exploration Survey	Location	Date	Comments

Ground Mag, VLF, IP	Huffman Area, Main North Shore Area	Dec-2011 to Jan-2012	Patrie Exploration ~ 30 line km of IP (Main North Shore); ~ 15 line km of IP (Huffman Area); P = pole-dipole, a=50 m, n=1 to 6 on pseudo-section, depth penetration ~ 150 m

IP	1 survey - Opeepeesway Lake Area	Feb-2012 to Mar-2012	Patrie Exploration 28.35 line km of IP pole-dipole, a=50 m, N=1 to 12 in pseudo-section, depth penetration ~ 125 m

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10 DRILLING

Diamond drilling has been focussed largely on exploration and delineation of the Côté Gold deposit. This section provides a description of drilling at the Côté Gold deposit on the Chester Property, as well as drilling on the other properties in the Project area

CÔTÉ GOLD DRILLING

In 2009-10, Trelawney drilled 47 holes totalling 23,500 m on the Côté Gold and during the period from January to September 2011, a further 82 surface diamond drill holes for a total of 42,199 m were drilled. All the holes were targeted on the Côté Gold deposit for the purpose of determining the extent of the mineralized zone and to provide sufficient data to permit resource estimation. Continued drilling on the Côté Gold deposit has largely been focussed on infill drilling to support the estimation of Indicated Resources. Since the completion of the February 24, 2012 Mineral Resource update, a further 79 holes totalling 44,856 m were completed (including assays) and included in the current estimate. Figure 10-1 shows the drill hole location plan for holes E09-01 to E12-239, which were used in the current resource update. Not shown are holes that were drilled but for which assays had not been received prior to the August 1, 2012 data cut-off for the current resource estimate. The list of holes used in the current resource estimate is contained in Table 10-1.

TABLE 10-1 DIAMOND DRILLING ON THE CÔTÉ GOLD ZONE 2012

IAMGOLD Corporation – Côté Gold Project

DDH No.	Length (m)	Property
E11-00130	558	9350
E11-00131	710.63	9450
E11-00132	252	8400
E11-00133	60	8500
E11-00134	66	8500
E11-00135	549	8400
E11-00136	763	9250
E11-00137	745.7	9350
E11-00138	591	9450
E11-00139	304	8400
E11-00140	467	8850
E11-00141	535.2	8500

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DDH No.	Length (m)	Property
E11-00142	666	9450
E11-00143	612	9450
E11-00144	873	9250
E11-00145	555	8300
E11-00146	637	8850
E11-00147	766	9450
E11-00148	897	9350
E11-00149	503	9450
E11-00150	903.2	9450
E11-00151	276	8300
E11-00152	96	8900
E11-00153-3	558	9400
E11-00154	468.99	8900
E11-00155	656	8850
E11-00156	443	8900
E11-00157	746.99	9450
E11-00158	1046.95	9450
E11-00159	488.99	9000
E11-00160	964	9450
E11-00161	691.99	9500
E11-00162	480	9000
E11-00163	524	8850
E11-00164	570	9400
E11-00165	468	9050
E11-00166	705.99	9550
E11-00167	414	9050
E11-00168	682	9200
E11-00169	472.49	8850
E11-00170	268.9	9650
E11-00171B	527	9550
E11-00172	657	9550
E12-00173	570	9550
E12-00174	504	9500
E12-00175	593	9050
E12-00176	693	9200
E12-00177	626.3	9050
E12-00178	539	8900
E12-00179	547	9150
E12-00180	566	9550
E12-00181	440	9400
E12-00182	709	9050
E12-00183	687	9400
E12-001840	605	9250

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DDH No.	Length (m)	Property
E12-00185	654.15	8950
E12-00186	558.25	8950
E12-00188	449	8950
E12-00189	521	9250
E12-00190	627	9050
E12-00191	543	9550
E12-00192	588	8850
E12-00193	734	9600
E12-00194	792.5	8750
E12-00195	456	9250
E12-00196	768.1	8950
E12-00197	327.12	9100
E12-00198	653	9600
E12-00199	115.4	9450
E12-00200	581	9550
E12-00202	386.99	9050
E12-00203	638.36	8850
E12-00205	673	8750
E12-00207	492	9450
E12-00208	808.4	9550
E12-00209	804	9700
E12-00210	692	8850
E12-00218	143	8750
E12-00239	552	8650

Through the 2011-12 drilling program, five drilling contractors have been involved: Ronkor Diamond Drilling Ltd. from Sudbury, Ontario, Marathon Drilling Company Ltd., from Greely, Ontario, Bradley Brothers Limited, from Rouyn-Noranda, Quebec, Landdrill International Inc. from Moncton, New Brunswick, and Summit Drilling from Sudbury, Ontario. A variety of drilling rigs have been employed, with the major criteria being the ability to drill to a depth of 500 m to 1,000 m with NQ (or BTW) tools. NQ-sized holes were cased NW into bedrock and drilled NQ size (47 mm) to depth. Holes were spotted on a grid and collar sites surveyed by differential GPS. On rare occasions, holes were reduced to BQ if drilling problems were encountered.

The three-dimensional location of IAMGOLD holes is determined with a FlexIt instrument in single point mode, which measures the dip and azimuth at 50 m intervals down the hole with an initial test taken 10 m below the casing and a final at the bottom. Holes drilled by Bradley

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Brothers Limited were surveyed with a Reflex instrument in multishot mode, taking measurements of dip and azimuth at 50 m intervals down the hole.

For holes drilled on land, the casing was left in place and capped. Holes drilled on lakes were cemented and the casing was pulled.

SUMMARY OF DRILLING RESULTS

Drilling on the Côté Gold deposit continues to indicate a large volume of brecciated intrusive rock mineralized with low to moderate gold values over wide intervals. Some of the better intercepts calculated using a cut-off grade of 0.3 g/t Au and a maximum internal dilution of five metres, and where all assays are capped at 25 g/t Au, are indicated in Table 10-2. The true widths of individual intercepts are not known.

TABLE 10-2 CÔTÉ GOLD DEPOSIT DRILL RESULTS

IAMGOLD Corporation – Côté Gold Project

DDH No.	From (m)	To (m)	Length (m)	Gold (g/t)
E11-149	108.00	133.00	25.00	1.25
	162.00	172.00	10.00	0.92
	182.00	195.00	13.00	0.87
	205.00	219.00	14.00	0.53
	240.00	242.00	2.00	1.80
	255.00	256.00	1.00	11.88
	351.00	355.00	4.00	0.98

E11-150	16.00	54.00	38.00	0.83
	135.00	137.00	2.00	4.83
	170.00	171.00	1.00	6.63
	186.00	203.00	17.00	0.54
	246.10	249.65	3.55	1.22
	281.00	367.00	86.00	0.53
	405.00	433.00	28.00	1.00
	490.00	580.50	90.50	0.63
incl	528.25	569.85	41.60	0.91
	662.00	802.00	140.00	0.73
incl	687.00	749.00	62.00	1.10
	838.00	903.00	65.00	0.57
	895.00	903.00	8.00	1.49

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DDH No.	From (m)	To (m)	Length (m)	Gold (g/t)
E11-152	57.00	58.00	1.00	1.29
	88.00	96.00	8.00	0.76

E11-153	8.00	50.00	42.00	0.70
	77.00	78.00	1.00	4.17
	126.00	127.00	1.00	1.14
	135.00	136.00	1.00	1.18
	278.00	279.00	1.00	1.73
	331.00	332.00	1.00	6.08
	382.00	383.00	1.00	47.25
	486.00	487.00	1.00	1.81
	512.00	513.00	1.00	2.15
	547.00	548.00	1.00	1.01

E11-155	60.00	66.00	6.00	0.79
	86.00	87.00	1.00	111.41
	87.00	90.00	3.00	0.62
	100.00	122.00	22.00	0.42
	190.00	317.00	127.00	0.51

E11-156	9.00	15.00	6.00	2.10
	25.00	27.00	2.00	0.88
	38.00	46.00	8.00	0.72
	96.00	98.00	2.00	3.22
	105.00	125.00	20.00	0.57
	348.00	349.00	1.00	1.81

E11-158	139.00	785.00	646.00	0.61
incl	612.00	735.00	123.00	1.18

E11-159	173.00	210.00	37.00	0.47
	251.00	252.00	1.00	1.86
	266.00	267.00	1.00	1.45
	343.00	344.00	1.00	1.11
	395.00	396.00	1.00	1.16
	420.00	421.00	1.00	1.50
	427.00	428.00	1.00	1.43

E11-160	240.10	949.00	708.90	0.54
incl	300.00	430.00	130.00	0.65
incl	641.00	699.00	58.00	0.95
	925.00	949.00	24.00	0.47

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DDH No.	From (m)	To (m)	Length (m)	Gold (g/t)

E11-162	12.00	56.00	44.00	1.02
	78.00	131.00	53.00	0.94
	309.00	310.10	1.10	5.03
	313.00	314.00	1.00	2.76

DRILLING ON OTHER PROPERTIES

Diamond drilling has been completed on the TAAC properties including both the TAAC West Property and Sanatana ROFR Property (TAAC East). In both cases, the drilling was planned to follow up and continue drill programs that were in progress at the time of formation of the TAAC. The drilling programs and TAAC West and East are summarized in Table 10-3.

TABLE 10-3 DRILL PROGRAM, TAAC PROPERTIES

IAMGOLD Corporation – Côté Gold Project

Property	Location	Date	Comments
Sanatana ROFR	West Cote Area	Dec-05-2011 to Feb-24-2012	4 drill holes = 2,704.30 m

TAAC West	4 areas - North Shore, South Shore, NW Arm, Main North Shore Areas	Dec-05-2011 to April-06-2012	18 drill holes = 4,956.30 m

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FIGURE 10-1 CÔTÉ GOLD DRILL PLAN MAP

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11 SAMPLE PREPARATION, ANALYSES AND SECURITY

The mineralized rocks at the Côté Gold Project include diorite, granodiorite, and gabbro as well as variably altered and brecciated combinations of all three. Mineralized or unmineralized, the core is very competent except for very local, metric intervals of blocky core where minor faults are encountered. One larger fault has been encountered in the western portion of the Côté Gold deposit with true widths varying from 5 m to 10 m. Overall, IAMGOLD estimates 99% core recovery.

The sampling interval is established by minimum or maximum sampling lengths determined by geological and/or structural criteria. The minimum sampling length is 30 cm to 50 cm, while the maximum is 1.5 m. The typical sample length in most of the mineralized zones is one metre.

Sample intervals are tagged in a procedure requiring the geologist to clearly mark the start and end of each sample on the core with a grease pencil. The geologist or geological technician transfers all sample intervals to a sample book. Each page in the sample book represents a unique number with two identical sample tags. The borehole number and sample interval are transferred to one of the tags and recorded in the logs. One tag is placed in a plastic sample bag with the sample and the second is stapled in the core box beneath the representative half sample. This method of recording sample numbers is a quality control measure that ensures that the proper sample tag is inserted into the correct sample bag. During this procedure, the location for the insertion of standards and blanks into the sample sequence is noted.

IAMGOLD saws and samples the entire length of a drill hole. Diabase dikes that occur within the sequence are not sampled except for two one-metre shoulder samples at the upper and lower contacts of the dike. All unsampled diabase is inserted as blanks into the assay sequence.

Prior to sawing, geotechnicians orient the core for cutting to mitigate biased sampling procedures. Sawn core is placed in the core box with the cut facing up and the top half of

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the core is sent for assay. The remaining half of the core is stored in racks or pallets at the core farm facilities located at Camp #1 near Gogama, Ontario.

Geotechnicians sample the core after logging. For quality assurance/quality control (QA/QC) purposes, IAMGOLD inserts one gold standard sample or one blank diabase sample at every twelfth sample interval. Nine OREAS gold standards ranging from 0.116 g/t Au to 8.79 g/t Au have been acquired from Analytical Solutions of Toronto. IAMGOLD also has Accurassay set aside the pulp from one out of every 10 samples to be sent to a second laboratory as a check assay.

Samples, standards, and blanks are tagged and sealed in plastic bags, which are put into rice bags and sealed with security tags. The sealed rice bags are placed on pallets in a secure area of the camp. Gardewine Transport collects the bagged samples from the IAMGOLD camp twice a week and delivers them to the Accurassay sample preparation facility in Sudbury from whence they are forwarded by Accurassay to its analytical laboratory in Thunder Bay, Ontario.

The Accurassay laboratory is accredited to the ISO 17025 by the Standards Council of Canada, Scope of Accreditation 434. For sample preparation, IAMGOLD requests that samples be crushed to -8 mesh after which a 1,000 g subset of each sample is pulverized to 90% passing -150 mesh. Assays are completed using a standard fire assay (FA) with a 30 g aliquot and an atomic absorption (AA) finish. For samples that return values of between 2 g/t Au and 5 g/t Au, another pulp is taken and fire assayed with a gravimetric finish. Samples returning values greater than 5 g/t Au are reanalyzed by pulp metallic analysis.

All samples are subject to a 33-element ICP scan, Accurassay procedure ICP 580. Descriptions of the analytical procedures used by Accurassay are outlined in Appendix 2.

The split sample material sent for assay is for the most part an accurate reflection of one half of the core and should be free of bias because of the relatively competent nature of the core recovered. The mineralization is heterogeneous by nature, however, and duplicate samples will reflect that fact. Due to the high rate of core recovery within the mineralized zone, assays are considered to be reliable. The true widths of mineralized intersections are not yet known.

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IAMGOLD determines the bulk density of samples by the water immersion method. Bulk densities are determined for barren host rocks and for the full length of sample intervals sent for assay.

RPA concurs with the adequacy of the samples taken, IAMGOLD’s QA/QC program, the security of the shipping procedures, and the sample preparation and analytical procedures at the Accurassay laboratory in Thunder Bay.

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12 DATA VERIFICATION

RPA has completed site visits to the Chester exploration property and has reviewed exploration, drilling, logging, and sampling procedures with Trelawney and IAMGOLD personnel. Through the observation of core and outcrop during the site visits and through the independent review of reports and geological literature, RPA has reviewed the geology of the Côté Gold deposit. With respect to geology and drill core logging, RPA noted inconsistency in the recording of rock types in the diamond drill hole logs and subsequently portrayed on interpreted drill sections. With respect to sampling and drill core logging, RPA noted inconsistent sampling practice where samples crossed obvious lithological or mineralization limits or contacts. RPA recommends that IAMGOLD implement systems to provide consistency in recognition and recording of rock types and alteration types and ensure that samples adhere to obvious geological contacts.

In addition, and reported here, RPA has:

1.	Completed an independent assessment of Côté Gold QA/QC data.

2.	Completed a check of the data base with assay certificates.

3.	Completed independent sampling of drill core.

IAMGOLD QA/QC DATA

IAMGOLD inserts control samples at a frequency of one control sample in a total of every 12 samples submitted to Accurassay. The control samples consist either of a Certified Reference Material (CRM) or a blank. During 2012, IAMGOLD used nine different CRMs with gold values ranging from 0.334 g/t to 8.79 g/t. For blanks, IAMGOLD has used barren diabase dike drill core recovered from the Côté Gold deposit drilling and commercially acquired silica blanks. A total of 2,227 blanks and 1,634 CRMs were analyzed from December 31, 2011 to August 1, 2012.

IAMGOLD has check assays on pulp rejects completed at ActLabs, Ancaster, Ontario. A total of 1,544 samples were analyzed at ActLabs. All of the samples were analyzed using the FA-AA method and 20 samples that produced over-ranges were also analyzed with the

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FA-Gravimetric method. These analytical methods and sample preparation protocol are equivalent to that used by IAMGOLD at Accurassay.

The results of analyses and compilation completed by RPA are summarized in Table 12-1 and discussed in the following sections.

TABLE 12-1 QA/QC REVIEW SUMMARY

IAMGOLD Corporation - Côté Gold Project

Metal	Blanks		Pulp Checks No.	Standards (CRM)
	No.	Failure No. or %		No.	Values outside 3SD or %
Au	2,227	20 or 0.9%	1,544	1,634	74 or 4.6%

CERTIFIED REFERENCE MATERIALS

IAMGOLD has acquired the CRMs from Analytical Solutions of Toronto, Ontario. Table 12-2 lists the certified values for the standards. RPA has reviewed and evaluated the results of 1,634 Au assays for six of the nine different CRMs. CRM Oreas-10C, 62-C, and 67-A were not reviewed due to the low number of analyses available. Specific pass/fail criteria are determined from the standard deviation (SD) for the certified standard reference samples. The conventional approach to setting reference standard acceptance limits is to use the mean assay ±2 SD as a warning limit and ±3 SD as a failure limit. Results falling outside of the failure limit of ±3 SD must be investigated to determine the source of the erratic result, either analytical or clerical.

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TABLE 12-2 EXPECTED VALUES AND RANGES OF CRMS

IAMGOLD Corporation - Côté Gold Project

			Standard Deviation Gates
CRM	Unit	Certified Value	+1SD	-1SD	+2SD	-2SD	+3SD	-3SD	Number of analysis
Oreas-10c	PPM	6.6	6.76	6.44	6.92	6.27	7.08	6.11	6
Oreas-15f	PPM	0.334	0.35	0.318	0.366	0.301	0.382	0.286	37
Oreas-16a	PPM	1.81	1.87	1.75	1.93	1.68	1.99	1.62	518
Oreas-62c	PPM	8.79	9	8.58	9.21	8.36	9.42	8.15	12
Oreas-66a	PPM	1.237	1.291	1.183	1.345	1.129	1.399	1.075	400
Oreas-67a	PPM	2.238	2.334	2.142	2.43	2.046	2.526	1.95	2
Oreas-152a	PPB	116	121	111	126	106	131	101	605
Oreas-503	PPM	0.687	0.711	0.663	0.735	0.639	0.759	0.615	35
Oreas-504	PPM	1.48	1.52	1.44	1.56	1.40	1.60	1.36	19
Total									1,634

In general, the IAMGOLD CRM analyses exhibit considerable spread of data, which is summarized in Table 12-3 and illustrated in Figures 12-3 to 12-8. RPA notes that a few of the CRMs exhibit somewhat greater variability in the later part of the time period assessed and recommends that IAMGOLD investigate this further with Accurassay. RPA recognized a considerable number of analyses in the CRM database that were erroneous due to transcription errors. This was subsequently confirmed by personnel at the Côté Gold Project. These analyses are indicated in Table 12-3 and have been removed from the data for the purposes of evaluation and plotting. RPA reviewed the procedures of sample batch preparation and control sample insertion with IAMGOLD personnel and confirms that the on-site sample batch preparation routine has been modified to reduce or eliminate the transcription errors present in the current CRM data.

TABLE 12-3 SUMMARY OF THE CRM RESULTS FOR GOLD

IAMGOLD Corporation - Côté Gold Project

	Oreas-15f	Oreas-16a	Oreas-66a	Oreas-152a	Oreas-503	Oreas-504	Total
No. valid Assays	37	518	400	605	35	19	1,614
No. Assays removed	2	30	9	12	5	13	71
Minimum (g/t)	0.01	0.12	0.05	0.02	0.6	0.008
Maximum (g/t)	0.36	2.46	1.39	4.06	0.73	1.573
Average (g/t)	0.32	1.75	1.2	0.12	0.68	1.3
CRM (g/t)	0.334	1.81	1.237	0.116	0.687	1.48
- 3SD (g/t)	0.286	1.62	1.075	0.101	0.615	1.36
+ 3SD (g/t)	0.382	1.99	1.399	0.131	0.759	1.6

IAMGOLD Corporation – Côté Gold Project, Project #1941
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	Oreas-15f	Oreas-16a	Oreas-66a	Oreas-152a	Oreas-503	Oreas-504	Total
No. values outside 3SD	2	32	9	24	1	6	74
% outside 3SD	5.4	6.2	2.3	4.0	2.9	31.6	4.6

CRM OREAS-15F

The gold control chart for CRM Oreas-15F is shown in Figure 12-1. Two (5.4%) gold values were outside 3 SD. The higher percentage of failures may be due to the small number of CRMs used. Overall, the gold values show an even distribution about the mean and have a mean value of 0.32 g/t Au, which compares to the certified mean value of 0.334 g/t Au. Based on comparison of the means, two gold values were removed from the dataset due to potential transcription errors with CRM Oreas-15G and 16a.

FIGURE 12-1 CRM OREAS-15F

CRM OREAS-16A

The gold control chart for CRM Oreas-16A is shown in Figure 12-2. Overall, the analytical values show an even distribution about the mean and dominantly fall within 3 SD. Thirty-two (6.2%) gold values were outside 3 SD. Based on comparison of the means, thirty gold values were removed from the dataset due to potential transcription errors with CRM Oreas-15G and 66a. The performance of this CRM is still satisfactory.

IAMGOLD Corporation – Côté Gold Project, Project #1941
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FIGURE 12-2 CRM FOR OREAS-16A

IAMGOLD Corporation – Côté Gold Project, Project #1941
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CRM OREAS-66A

The gold control chart for CRM Oreas-66A is shown in Figure 12-3. Nine (2.3%) gold values are outside 3 SD. The performance of this CRM is satisfactory. The distribution of data also illustrates a slight low bias in the first part of the time interval. Based on comparison of the means, nine gold values were removed from the dataset due to potential transcription errors with CRM Oreas-15G and 16a.

FIGURE 12-3 CRM FOR OREAS-66A

IAMGOLD Corporation – Côté Gold Project, Project #1941
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CRM OREAS-152A

The gold control chart for CRM Oreas-152A is shown in Figure 12-4. Twenty-four (4%) gold values are outside 3 SD. Based on comparison of the means, twelve gold values were removed from the dataset due to potential transcription errors with CRM Oreas-15G, 66a, and 16a. The performance of this CRM is satisfactory.

FIGURE 12-4 CRM FOR OREAS-152A

IAMGOLD Corporation – Côté Gold Project, Project #1941
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CRM OREAS-503

The gold control chart for CRM Oreas-503 is shown in Figure 12-5. One (2%) gold value is outside 3 SD. Based on comparison of the means, five gold values were removed from the dataset due to potential transcription errors with CRM Oreas-15g and 152a.

FIGURE 12-5 CRM FOR OREAS-503

IAMGOLD Corporation – Côté Gold Project, Project #1941
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CRM OREAS-504

The gold control chart for CRM Oreas-504 is shown in Figure 12-6. Six (31.6%) of the gold values are outside 3 SD. The relatively higher percentage of failures is due to the small number of CRMs used. Based on comparison of the means, thirteen gold values were removed from the dataset due to potential transcription errors with CRM Oreas-66a and 152a.

FIGURE 12-6 CRM FOR OREAS-504

BLANKS

The IAMGOLD QA/QC protocol includes the use of blanks inserted in the sample stream at a frequency of approximately one in 24 samples. These blanks are assigned regular sample numbers and inserted in the sample sequence prior to shipment to Accurassay sample preparation laboratory in Sudbury, Ontario. IAMGOLD has used two types of blanks: one blank material is from diabase dikes from the Côté Gold drill core and the other blank material is barren silica purchased in Sudbury.

RPA received the results from 2,213 analyses of diabase blanks and 14 from standard silica blanks (Table 12-4). The assay was considered a failure if the value was higher than the average plus two standard deviations. In total, there are twenty failures for gold (Figures 12-7 and 12-8), eighteen in the diabase blanks (0.81%), and two in the silica blanks (14.29%).

IAMGOLD Corporation – Côté Gold Project, Project #1941
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The data do indicate that minor sample contamination problems may exist. RPA recommends close monitoring of the blank results on a batch-by-batch basis. RPA has evaluated the assay data of diabase present in the Côté Gold drill hole database and recommends that the diabase blank failures, particularly those greater than the average value (Figure 12-7), be investigated through inspection and possibly assay of the half core that remains on site. Based on RPA’s assessment of the grade distribution of diabase in the Côté Gold drill hole database, RPA is of the opinion that an alternative approach would be to discontinue the use of diabase from the Côté Gold drill core as a blank.

TABLE 12-4 BLANK SUMMARY RESULTS

IAMGOLD Corporation - Côté Gold Project

Metal Ore	Blank	No. Blanks	No. Failures	% Failures
Au	Diabase	2,213	18	0.81
	Silica	14	2	14.29
Total		2,227	20	0.90

FIGURE 12-7 AU (G/T) DIABASE BLANKS

IAMGOLD Corporation – Côté Gold Project, Project #1941
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FIGURE 12-8 AU (G/T) SILICA BLANKS

CHECK ASSAYS

Trelawney/IAMGOLD sent 1,544 pulp samples to ActLabs for check assay (Table 12-5). The results are presented in Figures 12-9 and 12-10. In general, at higher grades, the results from the checks are slightly higher than the results from the primary laboratory (Accurassay).

Based on the summary statistics of the datasets, and considering the natural variation of the gold distribution at Côté Gold, RPA is of the opinion that the check assays provide validation of the data.

TABLE 12-5 STATISTICS OF PRIMARY AND SECONDARY ASSAYS

IAMGOLD Corporation - Côté Gold Project

	Accurassay Pulp Assay (Au g/t)	ActLabs Pulp Assay (Au g/t)
Number of Samples	1544	1544
Mean	0.33	0.34
Maximum Value	64.41	71.00
Minimum Value	0.0025	0.0025
Median	0.07	0.06
Variance	3.46	4.17
Standard Deviation	1.86	2.04
Coefficient of Variation	5.72	6.09
Correlation Coefficient	0.985
Percent Difference Between Means	-3.2%

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FIGURE 12-9 CHECK ASSAY - SCATTER PLOT

FIGURE 12-10 CHECK ASSAY - Q-Q PLOT

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DATABASE CHECK

RPA completed a check of the drill hole assay database by comparing assay certificates to entries in the IAMGOLD database. Approximately 12% of the assay database was checked and two errors were found both related to the entry of values below detection limit.

APPLICATION OF DATABASE

RPA is of the opinion that the assay database is appropriate for the estimation of Mineral Resources at the Côté Gold deposit. RPA has detected minor errors in the assay database and detected proportionally greater database errors with respect to the CRMs. RPA concurs with IAMGOLD’s implementation of the use of an industry specific relational database for the processing of all Côté Gold drilling and exploration data including QA/QC data.

INDEPENDENT SAMPLING OF DRILL CORE

During the site visit on January 24, 2012, Barry Cook of RPA selected eight samples of remaining half core for duplicate analysis. Four samples were taken from IAMGOLD hole E11-53 and four from hole E11-62. The half core samples were bagged, tagged, and sealed in plastic bags by Mr. Cook. The samples were packed and sealed in a larger “rice” bag and taken to Sudbury, Ontario, from where they were sent by courier to the RPA office in Toronto. From there the samples were forwarded by courier to the SGS laboratory in Don Mills, Ontario. Table 12-6 shows the relevant sample information, SGS assay results, and the original gold assays as determined for IAMGOLD by Accurassay.

SGS is accredited to ISO 17025 Standard by Certificate number 456. RPA instructed SGS to crush each sample to -8 mesh, then split a 1,000 g subset to be pulverized to 90% passing -150 mesh. All samples were assayed using a standard FA with a 30 g aliquot and an AA finish. For samples that returned values of between 2 g/t Au and 5 g/t Au, SGS was requested to take another pulp and do a fire assay with a gravimetric finish. Samples returning values greater than 5 g/t Au were reanalyzed by the pulp metallics method.

Accurassay is an ISO/IEC 17025 certified laboratory by the Standards Council of Canada. Assays there were also done using a standard FA with a 30 g aliquot and an AA finish.

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Descriptions of the analytical procedures used by SGS and Accurassay are outlined in Appendix 2.

TABLE 12-6 INDEPENDENT ASSAYS OF DRILL CORE

IAMGOLD Corporation - Côté Gold Project

				SGS Assay	Trelawney Assays
Drill Hole	From To (m)	Sample	Sample Number	g/t Au	Sample Number	Au g/t
E11-62	134.00 – 134.90	Half Core	70977	6.90	1045642	1.158
E11-62	134.90 – 135.90	Half Core	70978	0.643	1045643	0.679
E11-62	128.20 – 129.00	Half Core	70979	1.860	1045635	2.49
E11-62	124.40 – 125.40	Half Core	70980	0.100	1045631	0.106
E11-53	245.35 – 246.10	Half Core	70981	1.60	71259	5.474
E11-53	243.25 – 244.60	Half Core	70982	2.11	71257	1.211
E11-53	251.00 – 252.00	Half Core	70983	0.017	71266	0.026
E11-53	247.00 – 248.00	Half Core	70984	0.045	71261	0.022

The independent sampling by RPA clearly confirms that there is gold mineralization in the drill holes sampled. Four of the SGS assay values compare well with the original assays by Accurassay. Of the other four samples, two by SGS were higher than and two were lower than the corresponding assays by Accurassay. Although eight half core duplicates are insufficient to make statistical comparisons and come to firm conclusions, RPA believes that differences in values obtained from the two assay laboratories could most reasonably be explained by the inhomogeneity of the Côté Gold mineralization.

In RPA’s opinion, the data is adequate for use in the resource estimate on the Côté Gold deposit.

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13 MINERAL PROCESSING AND METALLURGICAL TESTING

In December 2010, Trelawney submitted two composite samples of Côté Gold mineralization to SGS Canada Inc. in Lakefield, Ontario. Comprised of drill core, Composite 1 was described as copper-enhanced gold mineralization and Composite 2 as gold-only mineralization. Preliminary results of metallurgical testing were described in the report by Roscoe and Cook (2011). A final report on that testwork was received by Trelawney from SGS in July 2011 (Zhao, MacDonald and Dymov, 2011) and is summarized below.

Trelawney submitted two samples for comminution and gold metallurgical testwork. The samples were designated as Composite 1 and Composite 2 and had gold head grades of 0.98 g/t and 1.34 g/t, respectively. Head analysis also showed that Composite 1 contained 0.16% Cu and Composite 2, 0.013% Cu.

Bond ball mill work index grindability tests were performed on both composites. Composite 1 was found to have a work index of 15.4 kWh/t, while Composite 2, a work index of 13.6 kWh/t. Both fall within the intermediate hardness category for work indices.

Gravity separation testing indicated that Composite 1 gold recovery ranged from 21% to 44%, while Composite 2 gold recovery was in the 48% to 51% range.

Flotation tests were performed on gravity separation tailing and on whole ore. Composite 1 showed high gold recoveries for both gravity tailing (89% to 91%) and whole ore (~89%). Composite 2 did not respond as well as Composite 1, with gold recovery from the gravity tailing ranging from approximately 66% to 72%. The whole ore flotation tests indicated gold recoveries of 83.4% and 90.3%.

Cyanide leaching testwork on whole ore and gravity separation tailing yielded similarly high overall gold recoveries. In the case of Composite 1, recovery was approximately 96% at a grind P80 of 69 µm applying the gravity + tailing cyanidation protocol, while at a similar grind P80 (72 µm) gold extraction was approximately 95% by leaching the whole ore directly.

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In the case of Composite 2, the gravity + tailing cyanidation circuit yielded an overall gold recovery of 96.5% at a grind P80 of 74 µm, while whole ore cyanide treatment at 77 µm yielded approximately 97% gold extraction.

Composite 1 and Composite 2 yielded a gold recovery of 88.2% and 95.8%, respectively, from the flotation concentrate.

The environmental testwork consisted of static acid-base accounting (ABA) and net acid generation (NAG) tests performed on selected cyanidation residues. The results indicate that the samples have a very low acid generation potential.

RPA notes that no deleterious elements have been identified to date.

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14 MINERAL RESOURCE ESTIMATE

GENERAL STATEMENT

The current Mineral Resource estimate for the Côté Gold deposit prepared by RPA is summarized in Table 14-1. Jamie Lavigne, M.Sc., P.Geo., RPA Associate Principal Geologist, is the Qualified Person responsible for this Mineral Resource estimate. Mohan Srivastava, M.Sc., P.Geo., Consulting Geostatistician, provided geostatistical input and geostatistical validation of the Côté Gold Mineral Resource model. The Mineral Resource estimate was completed using Gemcom GEMS 6.4 software and employs a conventional approach including 3D geological modelling and block modelling. The Mineral Resource is reported at a cut-off grade of 0.3 g/t Au and a gold price of US$1,600 per ounce. High gold assays have been capped at 20 g/t.

TABLE 14-1 MINERAL RESOURCE ESTIMATE – OCTOBER 4, 2012

IAMGOLD Corporation – Côté Gold Project

Classification	Tonnage (Mt)	Grade (g/t Au)	Contained Gold (Moz)
Indicated	131	0.84	3.56
Inferred	165	0.88	4.66

Notes:

1.	CIM Definitions were followed for classification of Mineral Resources.
2.	Mineral Resources are estimated at a cut-off grade of 0.30 g/t Au.
3.	Mineral Resources are estimated using a gold price of US$1,600 per ounce and metallurgical recovery of 93.5%.
4.	High grade assays are capped at 20 g/t Au.
5.	Bulk density of 2.71 t/m3 was used for tonalite and breccia and 2.79 t/m3 was used for diorite.

The Mineral Resource estimate reported in Table 14-1 is the part of the block model that was constrained within a preliminary pit optimization shell using preliminary gold recoveries for the Côté Gold deposit and assumed costs and gold price. The preliminary pit optimization was completed by RPA using Whittle software. The Mineral Resources are classified as Indicated and Inferred and follow CIM Definition Standards for Mineral Resources and Mineral Reserves adopted on November 27, 2010 (CIM Definitions).

The Côté Gold deposit is characterized by a number of relatively long, relatively low grade, diamond drill hole gold intercepts. The gold mineralization occurs near surface and outcrops

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in three locations. The Côté Gold deposit is being evaluated for its open pit resource potential.

RESOURCE DATABASE

The Côté Gold Mineral Resource was estimated using only diamond drill hole data. All holes have been drilled from surface utilizing a locally established grid. The location of all diamond drill holes have been surveyed and reported in UTM NAD83 coordinates. The current Mineral Resource estimate is based on assay results from a total of 208 diamond drill holes (110,722 m). Since the completion of the February 24, 2012 Mineral Resource estimate, which was based on 129 diamond drill holes (65,866 m), a further 79 diamond drill holes (44,856 m) were completed and validated as of August 1, 2012. Description of the drilling, exploration data, and data verification is included in previous sections of this report. The drill hole database is summarized below:

•	208 diamond drill holes totalling 110,722 m

•	2,820 down hole survey readings

•	110,880 samples assayed

•	553 bulk density determinations

The Côté Gold deposit has been drilled on 100 m spaced sections over a strike length of 1,400 m from section 8300E in the southwest to section 9700E in the northeast (local grid section names). Drilling density has been increased to 50 m section spacing from section 8800E to 9550E, a strike length of 750 m. Drilling direction is dominantly at a planned azimuth of 150o (section line orientation). Some of the infill 50 m sections have been drilled at an azimuth of 330o, opposite that of the dominant drilling direction. Three holes have been drilled from grid east to west, normal to the dominant drilling direction. Drilling at Côté Gold extends over a vertical distance of approximately 800 m, with four holes extending beyond 800 m vertical and one hole extending to a final depth of approximately 1,000 m vertical.

Previous Mineral Resource estimates at Côté Gold were completed in local grid coordinates. However, to be consistent with other project activities, the current Mineral Resource estimate has been completed using UTM NAD83 coordinates. Geological solids from the February 24, 2012 estimate, representing mineralization, structure, and lithology, have been translated into UTM coordinates by RPA and imported into the current GEMS mineral resource project.

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Historically, and at the cut-off date for the February 24, 2012 Mineral Resource estimate, the digital database for Côté Gold was maintained in a series of Excel spreadsheets. However, the Côté Gold project has since migrated to an industry specific drill hole logging and data management software system (DH Logger and Fusion) and RPA received the drill hole data for the current estimate as output from this system. RPA imported the Côté Gold drill data into GEMS software for resource estimation. The GEMS database validation utilities were applied to the database and very minor end-of-hole errors and interval from-to errors were corrected. These errors were reported to the IAMGOLD Côté Gold database manager. The location and traces of the holes in the GEMS digital database used for the current Mineral Resource estimate were validated against diamond drill hole plans and data in the IAMGOLD Côté Gold exploration office.

Assay data of 5,006 samples from original laboratory assay certificates were checked against the Côté Gold database to be used for Mineral Resource estimation. The check was limited to those assays received since the data cut-off date for the previous Mineral Resource estimate (February 24, 2012) and represents approximately 12% of the data received since that time. Two errors in the assay data were detected and were due to the assignment of a below detection limit value.

Based on this assessment as well as evaluation of the data in previous sections of this report, it is the opinion of RPA that the drill hole database is appropriate to form the basis of the Mineral Resource estimate for the Côté Gold deposit.

GEOLOGICAL INTERPRETATION AND 3D SOLIDS

Two main domains of mineralization have been interpreted at Côté Gold and are referred to as the Southwest (SW) domain and the Northeast (NE) domain. The SW and NE domains are separated by a west striking, steeply north dipping fault zone and are intruded by vertical to steeply dipping, northwest striking post mineralization diabase dykes. The SW and NE domains of mineralization have distinct host rock, alteration, and orientation characteristics that are summarized in Table 14-2.

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TABLE 14-2 GEOLOGICAL CHARACTERISTICS OF MINERALIZATION DOMAINS

IAMGOLD Corporation. – Côté Gold Project

	SW Domain	NE Domain
Location	Southwest of the fault	Northeast of the fault
Dominant Host Rock	Diorite/granodiorite	Breccia
Alteration	Sodic: pervasive albite-quartz	Potassic : biotite

This interpretation formed the basis for the February 24, 2012 Côté Gold Mineral Resource estimate. RPA evaluated this interpretation using the updated drill data and concludes that it remains a reasonable framework for geological modelling and Mineral Resource estimation of the Côté Gold deposit. RPA expanded and modified the interpretation of the NE and SW domains to incorporate the new diamond drilling. In addition, RPA evaluated and modified the interpretation of mineralization to exclude continuous domains of mineralization below cut-off grade from the mineralization wireframes and to include mineralization intercepts previously not included in the wireframes. RPA applied a 10 m minimum intersection length to the mineralized zones.

The mineralization wireframes consist of a large zone, which is continuous and comparatively thick and which represents greater than 90% of the mineralization in each of the NE and SW domains. These zones of mineralization, within the NE domain and SW domain, are referred to as the NE Main and SW Main zones. Both the NE and SW domains also include smaller zones of modelled mineralization referred to as the NE200, NE300, and NE400 zones in the NE domain and the SW200 and SW300 zones in the SW domain.

The update of the mineralization interpretation and wireframes for the current Mineral Resource estimate was completed through sectional interpretation facilitated by the calculation and posting of down hole composites at a cut-off grade of 0.30 g/t Au, with a minimum core length of five metres and allowing for a maximum of five metres of internal dilution.

Mineralization at Côté Gold occurs in all of the intrusive rock types and breccias with the exception of the diabase dikes that post-date mineralization. Further solid modelling including modelling of intrusive rock types and breccias has not been completed due to the compounding effects of these rocks comprising a geometrically complex intrusive environment, overprinting alteration, and inconsistent logging of lithology and alteration.

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However, a program of systematically re-logging archived drill holes at Côté Gold has been initiated and has been completed for each 100 m spaced drill section across the deposit. RPA has plotted and evaluated the lithology data from the re-logged holes and notes a more consistent distribution of gabbro (re-logged as diorite) occurring dominantly peripheral to, and within, the northern margin of the NE and SW mineralization domains.

The fault and the diabase dykes were interpreted and modelled by IAMGOLD geologists at the Côté Gold project. RPA has reviewed the interpretations and has used these geological solids in the compiled interpretation and resource modelling.

The geological model used for the current Côté Gold Mineral Resource estimate is illustrated in Figure 14-1. For clarity of presentation of the mineralization domains and zones, the diabase dykes have not been included in Figure 14-1. Evaluation of assay statistics, composites, grade capping, and variography presented below have been based only on the NE Main and SW Main parts of the NE and SW domains.

IAMGOLD Corporation – Côté Gold Project, Project #1941
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FIGURE 14-1 MINERALIZED DOMAINS

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ASSAY SUMMARY STATISTICS

With the exception of post mineralization diabase dykes, all core drilled at Côté Gold has been assayed for gold. Minor exceptions occur where short intervals, for example at the end of holes, have not been sampled. The assay statistics are summarized in Table 14-3 and histograms for the NE Main and the SW Main zones are presented in Figures 14-2 and 14-3, respectively.

TABLE 14-3 ASSAY STATISTICS

IAMGOLD Corporation – Côté Gold Project

	NE Main		SW Main
	g/t Au	g/t Au Cut to 20 g/t	g/t Au	g/t Au Cut to 20 g/t
n	21,943	21,943	13,786	13,786
Mean	0.98	0.78	0.96	0.82
Length Weighted Mean	0.92	0.76	0.95	0.82
Minimum	0.00	0.00	0.00	0.00
Q1	0.10	0.10	0.09	0.09
Median	0.28	0.28	0.29	0.29
Q3	0.70	0.70	0.78	0.78
Maximum	785.09	20.00	312.65	20.00
Standard Deviation	8.14	1.92	5.19	1.93
Coefficient of Variation	8.27	2.47	5.42	2.34
Skewness	60.46	6.95	36.08	6.54

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FIGURE 14-2 HISTOGRAM OF GOLD ASSAYS – SW DOMAIN

FIGURE 14-3 HISTOGRAM OF GOLD ASSAYS – NE DOMAIN

IAMGOLD Corporation – Côté Gold Project, Project #1941
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GOLD GRADE CAPPING

The positively skewed distribution of the assay data within the SW and NE wireframes (Figures 14-2 and 14-3) and the relatively high coefficient of variation (CV) indicate that high grade outliers may have a disproportionate influence on average gold grade and need to be capped for use in grade estimation. To estimate the gold grade capping levels for the NE and SW domains, histograms and log probability plots (Figures 14-4 and 14-5) for the SW and the NE domains were plotted and evaluated and decile analysis was carried out. Based on these analyses, a grade cap of 20 g/t Au was determined to be appropriate for both the SW and NE domains, respectively.

Decile analysis illustrates the effect of capping outlier gold values. In addition to the 20 g/t Au cap grade selected, the effect of cutting to 15 g/t Au and 25 g/t Au is illustrated in Figures 14-6 and 14-7. For the NE domain, decile analysis indicates that the contained gold in the top percentile is reduced from approximately 34% to approximately 16% when high gold assay values are capped at 20 g/t Au (Figure 14-6). Similarly, approximately 29.5% of the contained gold in the SW domain occurs in the top percentile (Figure 14-7) and capping to 20 g/t Au reduces the contained gold in the top percentile to approximately 16%. Some statistics illustrating the effects of the grade caps are contained in Table 14-4.

TABLE 14-4 STATISTICS RELATED TO GRADE CAPPING

IAMGOLD Corporation – Côté Gold Project

Statistic	NEMain Domain	SWMain Domain
Number of samples capped (n)	94	51
Percent of samples capped (%)	0.43	0.37
Total core length capped (m)	77.94	49.56
Percent of total core length capped (%)	0.38	0.37
Decrease in average grade (g/t)	0.21	0.13
Percent decrease in average grade (%)	20.96	14.08
Percent decrease in grade*length (%)	18.25	13.66
Decrease in CV (stdev/mean)	5.80	3.08
Percent decrease in CV (%)	70.15	56.78

Note: stdev – standard deviation

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FIGURE 14-4 CUMULATIVE FREQUENCY % LOG PROBABILITY PLOT, NE MAIN

IAMGOLD Corporation – Côté Gold Project, Project #1941
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FIGURE 14-5 CUMULATIVE FREQUENCY % LOG PROBABILITY PLOT, SW MAIN

IAMGOLD Corporation – Côté Gold Project, Project #1941
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FIGURE 14-6 NE DOMAIN DECILE ANALYSIS

FIGURE 14-7 SW DOMAIN DECILE ANALYSIS

IAMGOLD Corporation – Côté Gold Project, Project #1941
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COMPOSITING

The average sample length within the NE Main and SW Main wireframes is 0.96 m, with a minimum sample length of 0.10 m and a maximum sample length of 2.2 m. For the February 24, 2012 Côté Gold Mineral Resource estimate, a composite length of two metres was used. For the current estimate, the composite length is set at five metres and is based on it being half the block height used for resource estimation and on evaluation of the results of ordinary kriging runs completed with varying composite lengths.

The assays, after capping at 20 g/t Au, were composited in the down hole direction from the upper wireframe limits. The composites occurring at the lower wireframe contacts that are less than five metres but greater than 2.5 m were used for grade interpolation on an as-is basis. Those composites less than 2.5 m were added to the adjacent five metre composite and the length weighted average grade calculated, and this grade was used for grade estimation. RPA evaluated the distributions, including mean grades, of the resulting composites greater than and less than five metres and concludes that no bias is introduced by this process.

The composite statistics for the SW Main and NE Main domains are summarized in Table 14-5. RPA notes a small decrease in the average assay and composite mean grade in the current model database relative to the February  24, 2012 model.

TABLE 14-5 COMPOSITE STATISTICS

IAMGOLD Corporation – Côté Gold Project

	NE Domain		SW Domain
	g/t Au	g/t Au Cut to 20 g/t	g/t Au	g/t Au Cut to 20 g/t
n	4,155	4,155	2,713	2,713
Mean	0.92	0.76	0.95	0.82
Minimum	0.00	0.00	0.00	0.00
Q1	0.24	0.24	0.25	0.25
Median	0.45	0.45	0.49	0.49
Q3	0.87	0.87	0.97	0.97
Maximum	160.65	9.72	55.52	12.26
Standard Deviation	3.27	0.94	2.29	1.00
Coefficient of Variation	3.54	1.24	2.40	1.22
Skewness	31.85	3.31	14.26	3.12

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BULK DENSITY

The bulk density of Côté Gold drill core is determined at the Côté Gold project core logging facility using the conventional approach of weighing the samples dry and immersed in water. The bulk density is determined by the relation:

Bulk Density = weight in air / (weight in air – weight in water)

RPA evaluated the bulk density database supplied by IAMGOLD and after elimination of entries with typographical and/or measurement procedure errors evaluated the bulk density by rock type as summarized in Table 14-6. The average bulk density by rock type in the database is consistent with the average bulk density of rock types in the re-logged database and is the same as the bulk density used for the February 24, 2012 model. No correlation was recognized between density and gold grade.

TABLE 14-6 AVERAGE BULK DENSITY BY ROCK TYPE

IAMGOLD Corporation – Côté Gold Project

Rock Type	n	Average Bulk Density
Database Rock Types
gabbro	35	2.79
granodiorite	280	2.70
diorite	67	2.71
breccia	171	2.72

grd+dio+bx	518	2.71

Re-logged Rock Types
diorite	22	2.79
tonalite	160	2.70
breccia	123	2.73

ton+bx	283	2.71

VARIOGRAPHY

Down hole and directional experimental variograms were constructed and evaluated using SAGE® software. The SW Main and the NE Main zones were considered independently. A

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nugget of 50% of the sill was derived for both the SW Main and NE Main zones from a single exponential model fit to the down hole variograms.

The directional variograms were calculated using five metre composites. In both the NE Main and the SW Main, the directions of greatest continuity were similar, but slightly rotated, relative to the directions of greatest continuity determined for the February 24, 2012 model.

In the SW Main domain, the five metre composites are most continuous in a horizontal direction at an azimuth of approximately N60°E and range of 90 m. The intermediate and short ranges of continuity are approximately equal being 29 m and 25 m, respectively, with the intermediate range having an azimuth of approximately 170°. The correlogram illustrating the longest range of continuity is depicted in Figure 14-8.

In the NE Main, the longest range of continuity is oriented similar to that in the SW Main domain being approximately N60°E, however, it plunges shallowly, approximately 15°, to the west and has a significantly longer range of 162 m. The intermediate axis of continuity has a range of 45 m and is oriented approximately N10°E with a plunge of 51°. The shortest axis has a range of approximately 25 m. The correlogram illustrating the longest range of continuity is depicted in Figure 14-9. The variogram parameters used for grade interpolation are summarized in Table 14-7.

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FIGURE 14-8 DIRECTIONAL EXPERIMENTAL CORRELOGRAM IN THE SW MAIN DOMAIN

FIGURE 14-9 DIRECTIONAL EXPERIMENTAL CORRELOGRAM IN THE NE MAIN DOMAIN

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BLOCK MODEL

The block model used for estimation of the Côté Gold grade and tonnage consists of 10 m by 10 m by 10 m blocks oriented N60°E in UTM coordinate space which is parallel to the local grid. The origin of the block model (minimum easting, minimum northing, and maximum elevation) is at 429,000E, 5,265,000N, and 400El. The block model consists of blocks in 300 columns (easting), 220 rows (northing), and 1,020 levels.

ROCK TYPE MODEL

Blocks were assigned integer codes corresponding to their occurrence inside or outside of the mineralization wireframes and therefore the block model includes integer codes for the SW Main, NE Main, as well as the SW200, SW300, NE200, NE300, and NE400 domains. All blocks above the base of overburden surface have been assigned a rock code of 0 and are not included in model grade/tonnage tabulations.

DENSITY MODEL

Based on the bulk density measurements completed at the Côté Gold site and the development of the geological solids, two density values have been assigned to blocks. All blocks within the diorite interpretation (wireframe) based on the updated logging have been assigned a density of 2.79 t/m3 and all other blocks, collectively representing the felsic intrusive rocks and the breccias, have been assigned a density of 2.71 t/m3.

TONNAGE MODEL

The block tonnage is calculated for each block by the relation:

Block tonnage = block density (in t/m3) * block volume (in m3) * percent/100 where “percent” is the percent of the block inside (or outside) of the mineralization wireframe.

GRADE INTERPOLATION PLAN AND GRADE MODEL

Ordinary Kriging was used for block grade estimation. The ordinary kriging parameters used for the SW Main and NE Main mineralized domains, including nugget, sill, search ellipse orientation and ranges, and number of samples, are listed in Table 14-7. For the NE domain, the variography and kriging parameters were developed using the NE Main data and were

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applied to the smaller NE200, NE300, and NE400 domains for the purposes of interpolation. Similarly, the variography and ordinary kriging parameters for the SW domain were developed using the SW Main domain and were applied to the smaller SW200 and SW300 domains. Based on consideration of data density and the results of the experimental variograms from the February 24, 2012 model, the ranges of the intermediate and short axes of continuity for the NE Main have been modified to 70 m. Approximately 73% of the blocks in the SW domain were estimated in the first interpolation pass using the parameters in Table 14-7 and where the search ellipse was equal to the variogram ranges. The remainder of the blocks were interpolated in a second interpolation pass, which utilized an expanded search range while keeping the parameters in Table 14-7 the same. For the NE domain, approximately 95% of the blocks were estimated in the first interpolation pass, with the remainder being estimated in the second pass with an expanded search ellipse.

TABLE 14-7 BLOCK MODEL GRADE INTERPOLATION PARAMETERS

IAMGOLD Corporation – Côté Gold Project

Domain	Method	C0	C1	Orientation	Range	Number of Samples
						Min	Max	Max/Hole
NE	OK	0.5	0.5	73/-55/-71	140/70/70	3	6	3
SW	OK	0.5	0.5	28/07/57	90/30/25	3	6	3

Note: Orientation is the rotation of the ellipse axes using the ZYZ convention

RESULTS AND BLOCK MODEL VALIDATION

A number of ordinary kriging runs were completed using varying composite lengths of two metres, five metres, and ten metres. In addition, various runs completed also utilized different combinations of number of samples and maximum samples per hole while keeping the variogram and search parameters constant. The results of the various runs were compared visually against 10 m composites posted on drill hole traces and were compared statistically with each other and with the composite data. Grade–tonnage curves of the various runs were compared against change-of-support adjusted grade–tonnage curves derived from the underlying drill hole assay data prepared by Mohan Srivastava, P. Geo.

Figures 14-10 and 14-11 illustrate the change-of-support validation and the results of the comparison with the resource block model.

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Figure 14-10 shows how the tonnage above cut-off grade from the block model compares to the corresponding curve predicted by the indirect lognormal change-of-support calculation that starts with 10 m bench composites and reduces their variance to that predicted by the variogram model for 10 m x 10 m x 10 m selective mining units (SMU). In the NE domain, this variance reduction is 45% (the grade distribution of the mining blocks has 55% of variance of the grade distribution of the 10 m bench composites). In the SW domain, this variance reduction is 50% (the grade distribution of the mining blocks has half the variance of the grade distribution of the 10 m bench composites).

When the composites that occur in the Indicated blocks, and inside the resource pit shell (described below), are adjusted to match the predicted variance of SMUs, the predicted tonnage (green dotted line in Figure A) matches very well with that of the resource block model’s Indicated blocks inside the pit (green solid line in Figure A). At the reporting cut-off grade of 0.3 g/t Au, the two agree to within less than ± 2%. The same is true of the Inferred region inside the pit (the blue dotted and solid lines).

Figure 14-11 shows the change-of-support check of the predicted grade above cut-off grade, using the same change-of-support adjustment procedure: an indirect lognormal correction that reduces variance by 45% in the NE domain, and by 50% in the SW domain. For the Indicated region, the grade match is very good, again with ± 2% at the reporting cut-off grade. In the Inferred region, the adjusted composites predict an ore grade that is slightly higher (+2.3%) at the reporting cut-off grade.

With very good agreement between the grade-tonnage curves from the change-of-support procedure and from the resource block model, Figures 14-10 and 14-11 confirm that the degree of smoothing in the resource block model is appropriate for the intended level of mining selectivity.

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FIGURE 14-10 CHANGE-OF-SUPPORT CHECK OF THE RESOURCE BLOCK MODEL TONNAGE

IAMGOLD Corporation – Côté Gold Project, Project #1941
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FIGURE 14-11 CHANGE-OF-SUPPORT CHECK OF THE RESOURCE BLOCK MODEL GRADE

IAMGOLD Corporation – Côté Gold Project, Project #1941
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Based on these assessments, the block models utilizing the five metre composites and the search/sample parameters described above for the SW Main and the NE Main domains (Table 14-7) were chosen as the final resource models. The statistics of the NE Main and SW Main block models are contained in Table 14-8.

TABLE 14-8 STATISTICS OF SW AND NE DOMAIN BLOCK MODELS AT ZERO CUT-OFF

IAMGOLD Corporation – Côté Gold Project

	NE Main	SW Main
n	131,595	86,742
Mean	0.72	0.77
Minimum	0.00	0.00
Q1	0.41	0.41
Median	0.59	0.62
Q3	0.91	0.98
Maximum	5.80	6.07
Standard Deviation	0.47	0.54
Coefficient of Variation	0.65	0.71

The mean grade of the NE Main block model is approximately 5% lower than the average grade of the five metre composites and the average grade of the SW Main block model is approximately 6.5% lower than the average grade of the five metre composites. In both cases, the lower block grade, relative to the composite grade, is due to the more widely spaced and comparatively lower grade drill holes (composite grades) in the deeper, less well drilled parts of the deposit. The swath plots, prepared at 50 m level intervals (Figure 14-12), indicate a reasonable comparison between average block grade and average composite grade and also indicate an average composite and block grade lower than the deposit average in the deeper, more sparsely drilled parts of the deposit. As per classification below, these lower level blocks have largely been excluded from the resource inventory. Comparison of the other descriptive statistics, including the maximum value, standard deviation, and coefficient of variation, are considered appropriate for the change of support from the raw assay data, five metre composites, and 10 m3 blocks.

As a check, the tabulated block model volumes were compared with the wireframe volumes for each of the main and smaller zones. The volume difference between wireframes and the block model is less than 0.001% for each of the main zones and less than 0.05% for all of the smaller zones.

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Block model grades were also independently estimated using inverse distance methods varying the distance power and the search parameters. The mean values of all of the inverse distance iterations for the global wireframes estimates compare with each other and with the mean grades of the ordinary kriging estimates.

For the final ordinary kriging model, block model grades were visually compared with composite grades on a section-by-section basis on both vertical section and plan view. This evaluation indicates an acceptable local comparison of block grades with composite grades. Examples of sections from the SW Main domain and the NE Main zones are shown in Figures 14-13 and 14-14, respectively.

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FIGURE 14-12 SWATH PLOTS BY 50 M LEVEL INCREMENTS OF THE NE MAIN AND SW MAIN ZONES

IAMGOLD Corporation – Côté Gold Project, Project #1941
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FIGURE 14-13 SW MAIN DOMAIN SECTION 8900E

IAMGOLD Corporation – Côté Gold Project, Project #1941
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FIGURE 14-14 NE MAIN DOMAIN SECTION 9150E

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CUT-OFF GRADE

Based on the parameters outlined in Table 14-9 as well as other considerations, RPA has reported the Côté Gold Mineral Resources at a cut-off grade of 0.3 g/t Au. This cut-off grade is the same as that used for the February 24, 2012 Côté Gold Mineral Resource estimate and is consistent with cut-off grades used to report Mineral Resources of other large low grade gold deposits with open pit potential at current gold prices.

CLASSIFICATION OF MINERAL RESOURCES

In order to comply with the CIM Definitions of “reasonable prospects for economic extraction”, RPA prepared a range of preliminary Whittle pit shells using the estimated costs and parameters shown in Table 14-9.

TABLE 14-9 PRELIMINARY WHITTLE PIT SHELL PARAMETERS

IAMGOLD Corporation – Côté Gold Project

Item	Amount
Mining - $ per tonne waste	1.90
Mining - $ per tonne material above 0.30 g/t Au	1.75
Mining - $ increment per 10 m	0.013
Pit Wall Slopes (°)	42
Process - $ per tonne ore	9.00
G&A - $ per tonne ore	1.50
Gold Recovery (%)	93.5
Gold Price (US$)	1,600
Discount Rate (%)	6

For constraining the resource, IAMGOLD selected a smaller pit than the base shell generated by the inputs in Table 14-9. This smaller, higher grade pit would more closely match what might be selected as the basis for a pit design in an engineering study as it considers the time value of money when selecting the optimized pit shell.

Only those blocks contained within the preliminary pit shell are reported as Mineral Resource at a cut-off grade of 0.30 g/t Au.

Mineral Resource blocks have been classified as Indicated Mineral Resource based on the following criteria:

1.	The block grade is estimated using a minimum of six 5 m composites.

2.	The average distance from the block to all samples used for grade estimation is 50 m or less.

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A continuous 3D solid was constructed around the blocks in the upper NE Main zone satisfying the above criteria and was used to tag blocks classified as Indicated. All other blocks in the model, within the constraint of the preliminary Whittle pit, are classified as Inferred.

The current Côté Gold Mineral Resource estimate is presented in Table 14-10 at various cut-off grades and is reported at a cut-off grade of 0.3 g/t Au. Figure 14-15 is an isometric view of the block model and the preliminary pit shell. The upper view shows all of the blocks contained within the mineralization wireframes and the lower view shows only the blocks classified as Indicated Mineral Resource. In contrast to the February 24, 2012 model where most of the blocks were within the preliminary pit, in the case of the current model, a significant proportion of the blocks are outside (below) the preliminary pit constraint.

TABLE 14-10 MINERAL RESOURCE ESTIMATE AT VARIOUS CUT-OFF GRADES – OCTOBER 4, 2012

IAMGOLD Corporation – Côté Gold Project

Classification	Cut-off Grade (g/t Au)	Tonnage (Mt)	Grade (g/t Au)	Contained Au (Moz)
Indicated	0.25	136	0.82	3.61
Indicated	0.3	131	0.84	3.56
Indicated	0.4	116	0.91	3.39
Indicated	0.5	97	1	3.12

Inferred	0.25	172	0.85	4.73
Inferred	0.3	165	0.88	4.66
Inferred	0.4	144	0.96	4.43
Inferred	0.5	122	1.05	4.12

Notes:

1.	CIM Definitions were followed for classification of Mineral Resources.
2.	Mineral Resources are estimated using a gold price of US$1,600 per ounce and metallurgical recovery of 93.5%.
3.	High grade assays are capped at 20 g/t Au.
4.	Bulk density of 2.71 t/m3 was used for tonalite and breccia and 2.79 t/m3 was used for diorite.

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FIGURE 14-15 BLOCK MODEL CLASSIFICATION AND PRELIMINARY PIT SHELL

IAMGOLD Corporation – Côté Gold Project, Project #1941
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15 MINERAL RESERVE ESTIMATE

This section is not applicable.

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16 MINING METHODS

This section is not applicable.

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17 RECOVERY METHODS

This section is not applicable.

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18 PROJECT INFRASTRUCTURE

This section is not applicable.

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19 MARKET STUDIES AND CONTRACTS

This section is not applicable.

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20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

IAMGOLD has commenced environmental studies with regard to potential development of the Côté Gold deposit, including the appointment of a Vice President of Environment and Sustainability.

Previous First Nations consultation with the local communities has resulted in the development of an exploration agreement with the Mattagami First Nation. Ongoing consultation with the local communities has led to the commencement of discussions regarding an Impacts and Benefits agreement should the deposit come into production.

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21 CAPITAL AND OPERATING COSTS

This section is not applicable.

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22 ECONOMIC ANALYSIS

This section is not applicable.

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23 ADJACENT PROPERTIES

There are no adjacent properties to describe in the context of the Côté Gold deposit.

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24 OTHER RELEVANT DATA AND INFORMATION

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

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25 INTERPRETATION AND CONCLUSIONS

IAMGOLD has recently acquired the Côté Gold deposit on the Chester Property located within the larger land package comprising several properties in the Project area. The Côté Gold deposit is a large tonnage, low grade gold deposit potentially amenable to open pit mining.

As of August 1, 2012, the cut-off date for data used in the current estimate, the Côté Gold database contained results of 208 diamond drill holes for a total of 110,772 m. Almost the entire drill core has been sampled and assayed with a total of 110,880 assays being completed at Accurassay. RPA concludes that the data density and the results from the Côté Gold drill program are adequate to form the basis for an updated Mineral Resource estimate for the Côté Gold deposit.

RPA has conducted site visits to the Chester Property, has reviewed property and deposit geology, exploration and drilling methods and results, sampling method and approach, sample and data handling, including chain of custody, and has completed independent verification of the data. RPA has evaluated the compilation of QA/QC data from the Côté Gold deposit and offers the following conclusions and opinions:

•	Sampling procedures are in accordance with accepted industry standards and practices, in the opinion of RPA.

•	RPA concurs with the adequacy of the samples taken, IAMGOLD’s QA/QC program, the security of the shipping procedures, and the sample preparation and analytical procedures used.

Since completion of the previous Mineral Resource estimate for the Project (Roscoe and Cook, 2012), 79 diamond drill holes totalling 44,856 m have been completed. The majority of the drilling has been aimed at infill drilling, increasing the drilling density to approximately 50 m spacing in parts of the deposit. Utilizing the updated drill hole database, RPA has evaluated the interpretation of geology and mineralization used in the previous Mineral Resource estimate and concludes that it remains a reasonable framework for Mineral Resource estimation of the Côté Gold deposit.

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Historical gold occurrences on the Chester Property and elsewhere in the Project area have a geological setting and characteristics typical of Archean lode-gold deposits. However, the Côté Gold deposit is uncharacteristic of this class of deposit. Recent, research oriented work has concluded that Côté Gold is an Archean porphyry-gold deposit. While RPA concurs that this interpretation is viable and that radiometric age dates illustrate a syn-magmatic origin, RPA points out that some characteristics of the deposit may be indicative of an alternative interpretation (origin) and recommends that IAMGOLD consider alternatives while deriving an exploration model based on the Côté Gold deposit.

RPA estimates the current Indicated Mineral Resources at Côté Gold to be 131 million tonnes at an average grade of 0.84 g/t Au containing 3.56 million ounces Au and Inferred Mineral Resources to be 165 million tonnes at an average grade of 0.88 g/t Au containing 4.66 million ounces Au (Table 25-1). Jamie Lavigne, P. Geo., RPA Associate Principal Geologist, is the Qualified Person responsible for this Mineral Resource estimate. Mohan Srivastava, M.Sc., P.Geo., Consulting Geostatistician, provided input on geostatistical parameters and geostatistical validation of the estimate. Ordinary Kriging was used for block grade estimation.

TABLE 25-1 CÔTÉ GOLD MINERAL RESOURCE ESTIMATE – OCTOBER 4, 2012

IAMGOLD Corporation – Côté Gold Project

Classification	Tonnage (Mt)	Grade (g/t Au)	Contained Gold (Moz)
Indicated	131	0.84	3.56
Inferred	165	0.88	4.66

Notes:

6.	CIM Definitions were followed for classification of Mineral Resources.
7.	Mineral Resources are estimated at a cut-off grade of 0.30 g/t Au.
8.	Mineral Resources are estimated using a gold price of US$1,600 per ounce and metallurgical recovery of 93.5%.
9.	High grade assays are capped at 20 g/t.
10.	Bulk density of 2.71 t/m3 was used for tonalite and breccia and 2.79 t/m3 was used for diorite.

In order to comply with the CIM Definitions requirement of “reasonable prospects for economic extraction”, RPA prepared a preliminary Whittle pit shell to constrain the Mineral Resource estimate using process recovery of 93.5%, a gold price of US$1,600, and other assumed pit parameters. Only blocks located within the pit shell are reported in the Mineral Resource estimate.

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Drilling to August 1, 2012, has been completed on 50 m spaced sections to a vertical depth of approximately 600 m in the NE domain. However, RPA notes gaps and irregularities in the drill pattern and positions in the NE domain where the current drilling does not define the limits of mineralization. The current drilling in the NE domain supports a significant portion of the resource contained within the pit shell to be classified as Indicated Mineral Resources. As of the August 1, 2012, drilling on 50 m sections in the SW domain has been completed only over a strike length of 200 m and to a vertical depth of approximately 500 m and consequently a smaller portion of the mineral resources in the SW domain are classified as Indicated.

RPA understands that IAMGOLD has drilled a series of holes across the deposit at a high angle to the dominant drilling direction to assess grade continuity. RPA concurs that this is a necessary step illustrating geological and grade continuity and in addition to geological interpretation and geostatistical evaluation of these holes, RPA recommends that these holes be compared with the results contained in the current block model.

RPA concludes that the Côté Gold deposit represents a viable opportunity to advance through continued evaluation and development and recommends the initiation of a pre-feasibility study based on an updated Mineral Resource estimate that includes all infill drilling completed.

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26 RECOMMENDATIONS

RPA concurs with IAMGOLD’s initiative to complete infill drilling across the deposit on 50 m sections and recommends that IAMGOLD assess the drill pattern and current Mineral Resource model to target holes to specifically attain information where gaps exist including constraining the limits of mineralization.

RPA concurs with IAMGOLD’s initiatives to update the Côté Gold Mineral Resource estimate with the infill drilling completed and, utilizing the updated estimate, to initiate a pre-feasibility study of the Côté Gold deposit. RPA concurs with IAMGOLD’s recent initiative to standardize the geological database for the deposit including the re-logging of archived holes for rock type, alteration, and structure on 100 m spaced sections. RPA recommends that this be completed on the 50 m sections and the data be integrated in the Mineral Resource update in the form of geological solids of rock types and alteration. RPA suggests that upgrading the geological model that is the basis for estimation, combined with evaluation and application of alternative estimation methods, such as Multiple Indicator Kriging, has the potential to increase confidence in the estimation of local gold grade distributions within the Côté Gold deposit.

RPA supports IAMGOLD’s intention to explore and evaluate other opportunities on its properties in the Project area. IAMGOLD is currently in the process of evaluating historical and recent exploration work and drilling on the properties.

RPA recommends that work continue to be advanced, at the Côté Gold deposit, on the Chester Property, and on the other property groups as follows:

1)

Continued evaluation of earlier stage exploration opportunities and exploration program design and execution. For budgeting purposes, RPA assumes that diamond drilling will be the dominant activity associated with testing earlier stage targets. RPA has budgeted a total of 17,000 m of exploration drilling contingent on results of compilation and evaluation of exploration data.

2)	Continued diamond drilling at the Côté Gold deposit to include:

a.	Infill and delineation drilling to 50 m spacing totalling 18,400 m;

b.	Exploration drilling at 100 m spacing or greater where the deposit remains open for expansion totalling 5,600 m.

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3)

Update the Mineral Resource estimate for the Côté Gold deposit. RPA has made total budget allowances of C$250,000 for the Mineral Resource update. RPA assumes that a Technical report will not be required with the next Mineral Resource update.

4)

Implement and continue Project Development studies. The budget developed by RPA covers the ongoing studies directed towards permitting and the development of a Closure Plan and supports preliminary geomechanical and geotechnical studies. A budget of $5.21 million is recommended.

5)	In addition, RPA recommends, contingent on the outcome of the Mineral Resource update, that a select part of the deposit be drilled at a 25 m spacing over a 200 m x 200 m area for a total of 13,600 m.

The budget for these activities is presented in Table 26-1.

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TABLE 26-1 EXPLORATION PROGRAM AND BUDGET

IAMGOLD Corporation – Côté Gold Project

Item	C$
Project Area Exploration
Salaries	1,280,000
Geology	245,000
Geophysics	285,000
Drilling – 17,000 m	2,950,000
Camp Operations	325,000
Contingency (10%)	508,500
Sub-total	5,593,500

Côté Gold Deposit
Salaries	1,827,200
Geology	350,000
Geophysics	412,000
Drilling – 24,000 m	4,200,000
Camp Operations	460,800
Contingency (10%)	725,000
Sub-total	7,975,000

Côté Gold Resource Estimation
Geology	100,000
Geostatistics	100,000
Independent Verification	50,000
Contingency (10%)	25,000
Sub-total	275,000

Côté Gold Project Studies
Aquatic/Terrestrial Baseline Studies	865,000
Archeology	461,000
Groundwater, water use, and related	415,000
Permitting – Environmental, Land Use, Strategy	2,616,000
Geotechnical – Tailings and Waste Rock Dumps	252,000
Geomechanics – Preliminar Pit Design	185,000
Socio-Economic Studies	416,000
Contingency (10%)	521,000
Sub-total	5,731,000

Total Côté Gold and Project Area	19,574,500

IAMGOLD Corporation – Côté Gold Project, Project #1941
Technical Report NI 43-101 – October 24, 2012	Page 26-3

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Item	C$
Contingency – Detailed Resource Drilling
Salaries	1,024,000
Geology	196,000
Geophysics	228,000
Drilling – 13,600 m	2,360,000
Camp Operations	260,000
Contingency (10%)	406,800
Sub-total	4,474,800

IAMGOLD Corporation – Côté Gold Project, Project #1941
Technical Report NI 43-101 – October 24, 2012	Page 26-4

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27 REFERENCES

Ayer, J. A., Trowell, N. F., Amelin, Y., and Corfu, F., 1999: Geological Compilation of the Abitibi Greenstone Belt in Ontario: Toward a revised Stratigraphy Based on Compilation and New Geochronology Results; in Summary of Field Work and Other Activities 1998: OGS MP169, pp. 14-24.

Ayer, J. A., and Trowell, N. F., 2002: Geological Compilation of the Swayze area, Abitibi Greenstone Belt; OGS preliminary Map P 3511, scale 1:100,000.

Ayer, J. A., Amelin, Y., Kamo, S. L., Ketchum, J. W. F., Kwok, K., and Trowell, N., 2002: Evolution of the southern Abitibi greenstone belt based on U-Pb chronology: autochthonous volcanic construction followed by plutonism, regional deformation and sedimentation; Precambrian Research, v. 115, pp. 63-95.

Ayer, J. A., Thurston, P.C., Bateman, R., Dube, B., Gibson, H.L., Hamilton, M.A., Hathway, B., Hocker, S. M., Houle, M. G., Hudak, G., Ispolatov, V. O., Lafrance, B., Lesher, C. M., MacDonald, P. J., Peloquin, A. S., Piercy, S. J., Reed, L. E., and Thompson, P.H., 2005: Overview of results from the Greenstone Architecture Project: Discover Abitibi Initiative: OGS, Open File 6154, 146 p.

Bell, R., 1984: 1983 Annual Report of Activities, Canadian Nickel Company M. L. Burton, C. S. Burton, A. S. Burton Jr. Agreement, Esther and Benton Townships, Porcupine Mining Division, Porcupine Mining Division Assessment Files.

Bidgood, T. W., 2011: Observations on the Côté Gold Deposit, Chester Township, Ontario; Internal report for IAMGOLD Corporation, 6 p.

Bowen, R. P., 1989: An evaluation of the Gold Potential of the Burton Property, Esther and Benton Townships, Ontario, Private Company Report.

Brereton, W.E. 1991: Report on the Opeepeesway Lake Gold-Base Metal Property, Huffman Township, Porcupine Mining Division, Ontario: Assessment Report dated October, 1991, 39 p. plus appendices (AFRI # 41O09SE0001).

Burt, P. D, Chance, P. N., Burns, J. G., 2011: Technical Report on a Resource Estimate on the Jerome Mine Property, Augen Gold Corp., July 18, 2011.

Cargill, D. G., and Gow, N. N., 2009: 2009 Technical Report on the Young-Shannon Property, Chester Township, Ontario, a NI 43-101 report prepared for IAMGOLD Corporation, September 30, 2009.

Charpentier, B. J., McAdam, J. H., and Botsford, J. N., 1985: Feasibility Study on the Jerome Mine commissioned by Muscocho Explorations Ltd., 234 p.

Clark, G. R., 1988: Progress Report on the Burton Property of Grandad Resources, Porcupine Mining Division Assessment Files.

IAMGOLD Corporation – Côté Gold Project, Project #1941
Technical Report NI 43-101 – October 24, 2012	Page 27-1

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Constable, D. W., 1990: Interim Exploration Report for Young-Shannon Gold Mines Limited, April 27, 1990 (revised July 24, 1990); unpublished report for Young-Shannon Gold Mines Limited, 85 p.

Constable, D. W., 1996: Summary Report for Rainbow Petroleum Corp. on the Burton Gold Property, Esther Township, Porcupine Mining Division, Ontario.

Cook, R. B., 2010: Technical Report on the Chester Township Properties, Ontario, Canada; prepared for IAMGOLD Mining and Exploration Inc; January 14, 2010.

Evans, A.M., 1980: An Introduction to Ore Geology; Elsevier, New York; 231 p.

Furse, G.D., 1932: Geology of the Swayze area; Ontario Department of Mines, Annual Report, 1932, v.41, pt.3, pp. 35-53.

Heather, K. B., Shore, G. T., and van Breemen, O., 1996: Geological investigations in the Swayze greenstone belt, southern Superior Province, Ontario: a final field update; in Current Research 1996-C; GSC, pp. 126-136.

Heather, K. B., 1998: New insights on the stratigraphy and structural geology of the southwestern Abitibi greenstone belt: Implications for the tectonic evolution and setting of mineral deposits in the Superior Province: in The first age of giant ore formation: stratigraphy, tectonics and mineralization in the Late Archean and Early Proterozoic; Papers presented at the PDAC, pp. 63-101.

Heather, K. B., 2001: The geological evolution of the Archean Swayze Greenstone Belt, Superior Province, Canada; Ph. D. Thesis, Keele University, Keele, England, 370 p.

Hill, Goettler & DeLaporte Ltd., 1983: Study of the Ore Resources Remaining at the Jerome Mine.

Kontak, D., et al., 2012: Preliminary Results for Age Dates for Several Samples Submitted From the Côté Gold Mineralized Zone, Chester Twp., Ontario; Internal report for IAMGOLD Mining and Exploration Inc

Laird, H. C., 1932: Geology of the Three Duck Lakes Area; Ann. Rept. Ont. Dept. Mines, v. 41, pt. 3, 34 p.

Lesher, C. N., Goodwin, A.M., Campbell, I.H., and Gorton, M.P., 1986: Trace element geochemistry of ore-associated and barren, felsic metavolcanic rocks in the Superior Province, Canada; Canadian Journal of Earth Sciences, v 23, pp. 222-237.

McBride, D. E., 2002: Qualifying Report on the Chester Township Property for Northville Gold Corporation, 41 p.; filed on SEDAR, July 29, 2002 by Condor Gold Corp.

Millard, J. E., 1989: Jerome Gold Project Exploration Report for the Period December 1987 through April 1989: 62 p.

Novak, N., 1989: Economic Evaluation of the Chester Resources Inc. Property in the Swayze Syncline Area of Ontario as prepared for Gold Bar Resources Inc. 12 p.

IAMGOLD Corporation – Côté Gold Project, Project #1941
Technical Report NI 43-101 – October 24, 2012	Page 27-2

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O’Gorman, G., 1988: Evaluation of the Murgold-Chesbar Joint Venture, Murgold Resources; James Wade Engineering Ltd., 141 p.

O’Gorman, G., 1990: Gold Bar Resources Inc., Jack Rabbit Project; Preliminary Evaluation; James Wade Engineering Ltd., 115 p.

Poulsen, K. H., Robert, F., and Dube, B., 2000: Geological classification of Canadian gold deposits; geological Survey of Canada, Bulletin 540, 106 p.

Roscoe, W. E., and Cook, R. B., 2011: Technical Report on the Côté Gold Deposit, Chester Property, Ontario, Canada; 43-101 report prepared for IAMGOLD Mining and Exploration Inc; April 21, 2011.

Roscoe, W. E., and Cook, R. B., 2012: Technical Report on the Côté Lake Resource Update, Chester Property, Ontario, Canada, prepared by Roscoe Postle Associates Inc. for Trelawney Mining & Exploration Inc., March 30, 2012.

Sillitoe, R.H., 1973: The Tops and Bottoms of Porphyry Copper Deposits, Economic Geology, v. 68, pp. 799-815.

Siragusa, G. M., 1993: Precambrian Geology, parts of Chester, Neville, Potier and Yeo Townships; Ontario Geological Survey, Open File Report 5844.

Von Breemen, O., Heather, K.B., and Ayer, J.A., 2006: U-Pb geochronology of the Neoarchean Swayze sector of the southern Abitibi greenstone belt; GSC Current Research 2006-F1, 32 p.

Wisser, E., 1960: Relation of Ore Deposits to Doming in the North American Cordillera; G.S.A Memoir 77; 117 p.

Watts, Griffis and McOuat Limited, 1983: The Chester, Benneweis and St. Louis Twps. Property of Murgold Resources Inc; Porcupine Mining Division, District of Sudbury, Ontario; Company Files, Murgold Resources Inc., Toronto.

Zhao, J., MacDonald, J., and Dymov, I., 2011: An Investigation into The Recovery Of Gold From The Côté Gold Deposit; prepared for IAMGOLD Corporation by SGS Canada Inc., July 12, 2011; 21 p.

IAMGOLD Corporation – Côté Gold Project, Project #1941
Technical Report NI 43-101 – October 24, 2012	Page 27-3

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28 DATE AND SIGNATURE PAGE

This report titled “Technical Report on the Côté Gold Project, Chester Township, Ontario, Canada” and dated October 24, 2012, was prepared and signed by the following authors:

(Signed & Sealed) “Jamie Lavigne”

Dated at Toronto, ON October 24, 2012	Jamie Lavigne, P.Geo.
Associate Principal Geologist

(Signed & Sealed) “William E. Roscoe”

Dated at Toronto, ON October 24, 2012	William E. Roscoe, Ph.D., P.Eng.
Principal Geologist

IAMGOLD Corporation – Côté Gold Project, Project #1941
Technical Report NI 43-101 – October 24, 2012	Page 28-1

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29 CERTIFICATE OF QUALIFIED PERSON

JAMIE LAVIGNE

I, Jamie Lavigne, M.Sc., P.Geo., as an author of this report entitled “Technical Report on the Côté Gold Project, Chester Township, Ontario, Canada” prepared for IAMGOLD Corporation and dated October 24, 2012, do hereby certify that:

1.	I am an Associate Principal Geologist with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.	I am a graduate of Memorial University of Newfoundland in 1986 with a B.Sc. degree in geology and the University of Ottawa in 1991 with a M.Sc. degree in geology.

3.	I am registered as a Professional Geoscientist in the Province of Ontario (Reg. # 1895) and the Northwest Territories (Reg. # L1244). I have worked as a geologist for a total of 25 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	Design and implementation of gold exploration programs in Canada and in Mexico including advanced exploration and resource delineation drill programs

•	Completion of numerous Mineral Resource Estimates for gold mineralization

•	Preparation of NI 43-101 Technical Reports

4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I visited the Côté Gold Project on August 10, 2012.

6.	I am responsible for all of the sections of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have prepared previous resource estimates for the property that is the subject of the Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10.	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 24th day of October, 2012

Signed & Sealed) “Jamie Lavigne”

Jamie Lavigne, M.Sc., P.Geo.

IAMGOLD Corporation – Côté Gold Project, Project #1941
Technical Report NI 43-101 – October 24, 2012	Page 29-1

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WILLIAM E. ROSCOE

I, William E. Roscoe, Ph.D., P.Eng., as an author of this report entitled “Technical Report on the Côté Gold Project, Chester Township, Ontario, Canada” prepared for IAMGOLD Corporation and dated October 24, 2012, do hereby certify that:

1.	I am a Consulting Geologist with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.

I am a graduate of Queen’s University, Kingston, Ontario, in 1966 with a Bachelor of Science degree in Geological Engineering, McGill University, Montreal, Quebec, in 1969 with a Master of Science degree in Geological Sciences and in 1973 a Ph.D. degree in Geological Sciences.

3.

I am registered as a Professional Engineer (No. 39633011) and designated as a Consulting Engineer in the Province of Ontario. I have worked as a geologist for a total of 40 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	Twenty-five years experience as a Consulting Geologist across Canada and in many other countries

•	Preparation of numerous reviews and technical reports on exploration and mining projects around the world for due diligence and regulatory requirements

•	Senior Geologist in charge of mineral exploration in southern Ontario and Québec

•	Exploration Geologist with a major Canadian mining company in charge of exploration projects in New Brunswick, Nova Scotia, and Newfoundland

4.

I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I visited the Côté Gold Project on January 18, 2011 and March 29, 2011.

6.	I am responsible for portions of Sections 1, 2, 14, 25, and 26 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have prepared previous NI 43-101 Technical Reports on the Project that is the subject of this Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

IAMGOLD Corporation – Côté Gold Project, Project #1941
Technical Report NI 43-101 – October 24, 2012	Page 29-2

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10.

At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 24th day of October, 2012.

(Signed & Sealed) “William E. Roscoe”

William E. Roscoe, Ph.D., P.Eng.

IAMGOLD Corporation – Côté Gold Project, Project #1941
Technical Report NI 43-101 – October 24, 2012	Page 29-3

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30 APPENDIX 1

CLAIM LISTS

IAMGOLD Corporation – Côté Gold Project, Project #1941
Technical Report NI 43-101 – October 24, 2012	Page 30-1

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TABLE 30-1 TRELAWNEY PROPERTY – NORTH BLOCK – UNPATENTED MINING CLAIMS

IAMGOLD Corporation – Côté Gold Project

Township	Claim Number	Claim Size (Units)	Approx. Claim Size (ha)	Claim Due Date	Ownership	Work Required
NEVILLE	4266730	16	256	14-Jun-13	100% Trelawney M & E Inc	$6,400
NEVILLE	4266731	16	256	14-Jun-13	100% Trelawney M & E Inc	$6,400
NEVILLE	4266735	16	256	14-Jun-13	100% Trelawney M & E Inc	$6,400
NEVILLE	4267206	16	256	14-Jun-13	100% Trelawney M & E Inc	$6,400
NEVILLE	4267207	16	256	14-Jun-13	100% Trelawney M & E Inc	$6,400
NEVILLE	4267211	16	256	14-Jun-13	100% Trelawney M & E Inc	$6,400
SOMME	4266292	16	256	14-Jun-13	100% Trelawney M & E Inc	$6,400
SOMME	4266293	16	256	14-Jun-13	100% Trelawney M & E Inc	$6,400
SOMME	4266736	16	256	14-Jun-13	100% Trelawney M & E Inc	$6,400
SOMME	4266737	16	256	14-Jun-13	100% Trelawney M & E Inc	$6,400
SOMME	4266740	16	256	14-Jun-13	100% Trelawney M & E Inc	$6,400
SOMME	4266741	16	256	14-Jun-13	100% Trelawney M & E Inc	$6,400

TABLE 30-2 TRELAWNEY PROPERTY – EAST BLOCK – UNPATENTED MINING CLAIMS

IAMGOLD Corporation – Côté Gold Project

Township	Claim Number	Claim Size (Units)	Approx. Claim Size (ha)	Claim Due Date	Ownership	Work Required
NEVILLE	4249459	12	192	3-Feb-14	100% Trelawney M & E Inc	$4,800
ST. LOUIS	4249460	12	192	3-Feb-14	100% Trelawney M & E Inc	$4,800
ST. LOUIS	4249461	12	192	3-Feb-14	100% Trelawney M & E Inc	$4,800
ST. LOUIS	4249462	3	48	3-Feb-14	100% Trelawney M & E Inc	$1,200
ST. LOUIS	4249463	16	256	3-Feb-14	100% Trelawney M & E Inc	$6,400
ST. LOUIS	4249464	16	256	3-Feb-14	100% Trelawney M & E Inc	$6,400
GROVES	4249465	16	256	3-Feb-14	100% Trelawney M & E Inc	$5,779
ST. LOUIS	4249466	16	256	3-Feb-14	100% Trelawney M & E Inc	$6,400
GROVES	4249467	16	256	3-Feb-14	100% Trelawney M & E Inc	$6,400
BENNEWEIS	4249468	16	256	3-Feb-14	100% Trelawney M & E Inc	$6,400
BENNEWEIS	4249469	16	256	3-Feb-14	100% Trelawney M & E Inc	$6,400
BENNEWEIS	4249470	16	256	3-Feb-14	100% Trelawney M & E Inc	$6,400
BENNEWEIS	4249471	16	256	3-Feb-14	100% Trelawney M & E Inc	$6,400
BENNEWEIS	4249472	16	256	3-Feb-14	100% Trelawney M & E Inc	$6,400
BENNEWEIS	4249473	4	64	3-Feb-14	100% Trelawney M & E Inc	$1,600
BENNEWEIS	4249474	4	64	3-Feb-14	100% Trelawney M & E Inc	$1,600
BENNEWEIS	4249475	12	192	3-Feb-14	100% Trelawney M & E Inc	$4,800
BENNEWEIS	4249476	16	256	3-Feb-14	100% Trelawney M & E Inc	$6,400
BENNEWEIS	4249477	7	112	3-Feb-14	100% Trelawney M & E Inc	$2,800
BENNEWEIS	4249478	15	240	3-Feb-14	100% Trelawney M & E Inc	$6,000

IAMGOLD Corporation – Côté Gold Project, Project #1941
Technical Report NI 43-101 – October 24, 2012	Page 30-2

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TABLE 30-3 IAMGOLD PROPERTY – IAMGOLD SOUTH BLOCK – UNPATENTED MINING CLAIMS

IAMGOLD Corporation – Côté Gold Project

Township	Claim Number	Claims Size (Units)	Approx. Claim Size (ha)	Claim Due Date	Ownership	Work Required
INVERGARRY	4266701	16	256	30-May-13	100% Trelawney M & E Inc	$6,400
INVERGARRY	4266702	16	256	30-May-13	100% Trelawney M & E Inc	$6,400
INVERGARRY	4266703	16	256	30-May-13	100% Trelawney M & E Inc	$6,400
INVERGARRY	4266704	16	256	30-May-13	100% Trelawney M & E Inc	$6,400
INVERGARRY	4266705	8	128	30-May-13	100% Trelawney M & E Inc	$3,200
INVERGARRY	4266706	16	256	30-May-13	100% Trelawney M & E Inc	$6,400
INVERGARRY	4266707	16	256	30-May-13	100% Trelawney M & E Inc	$6,400
INVERGARRY	4266708	16	256	30-May-13	100% Trelawney M & E Inc	$6,400
INVERGARRY	4266709	16	256	30-May-13	100% Trelawney M & E Inc	$6,400
INVERGARRY	4266710	16	256	30-May-13	100% Trelawney M & E Inc	$6,400
INVERGARRY	4266711	16	256	30-May-13	100% Trelawney M & E Inc	$6,400
SMUTS	4266712	16	256	30-May-13	100% Trelawney M & E Inc	$6,400
SMUTS	4266715	16	256	30-May-13	100% Trelawney M & E Inc	$6,400
SMUTS	4266718	16	256	30-May-13	100% Trelawney M & E Inc	$6,400
SMUTS	4266722	16	256	30-May-13	100% Trelawney M & E Inc	$6,400
SMUTS	4266723	16	256	30-May-13	100% Trelawney M & E Inc	$6,400
SMUTS	4266727	16	256	30-May-13	100% Trelawney M & E Inc	$6,400
SMUTS	4266728	16	256	30-May-13	100% Trelawney M & E Inc	$6,400
SMUTS	4266750	16	256	30-May-13	100% Trelawney M & E Inc	$6,400
YEO	4249454	16	256	3-Feb-14	100% Trelawney M & E Inc	$6,400
YEO	4249455	16	256	3-Feb-14	100% Trelawney M & E Inc	$6,400
YEO	4249456	8	128	3-Feb-14	100% Trelawney M & E Inc	$3,000
YEO	4249457	16	256	3-Feb-14	100% Trelawney M & E Inc	$6,400
YEO	4249458	16	256	3-Feb-14	100% Trelawney M & E Inc	$6,400
YEO	4266713	16	256	30-May-13	100% Trelawney M & E Inc	$6,400
YEO	4266714	16	256	30-May-13	100% Trelawney M & E Inc	$6,400
YEO	4266716	16	256	30-May-13	100% Trelawney M & E Inc	$6,400
YEO	4266717	16	256	30-May-13	100% Trelawney M & E Inc	$6,400
YEO	4266719	16	256	30-May-13	100% Trelawney M & E Inc	$6,400
YEO	4266720	16	256	30-May-13	100% Trelawney M & E Inc	$6,400
YEO	4266721	16	256	30-May-13	100% Trelawney M & E Inc	$6,400
YEO	4266724	16	256	30-May-13	100% Trelawney M & E Inc	$6,400
YEO	4266725	16	256	30-May-13	100% Trelawney M & E Inc	$6,400
YEO	4266726	16	256	30-May-13	100% Trelawney M & E Inc	$6,400
YEO	4266729	16	256	30-May-13	100% Trelawney M & E Inc	$6,400

IAMGOLD Corporation – Côté Gold Project, Project #1941
Technical Report NI 43-101 – October 24, 2012	Page 30-3

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TABLE 30-4 ARIMATHAEA PROPERTY – ARIMATHAEA NORTH BLOCK -

UNPATENTED MINING CLAIMS

IAMGOLD Corporation – Côté Gold Project

Township	Claim Number	Claim Size (Claim Units)	Approx. Claim Size (Hectares)	Claim Due Date	Ownership	Work Required
CHESTER	515335	1	16	9-Jan-13	100% Ontario 986813	$400
CHESTER	515336	1	16	9-Jan-13	100% Ontario 986813	$400
CHESTER	538055	1	16	24-Apr-13	100% Ontario 986813	$400
CHESTER	538056	1	16	24-Apr-13	100% Ontario 986813	$400
CHESTER	538057	1	16	24-Apr-13	100% Ontario 986813	$400
CHESTER	538058	1	16	24-Apr-13	100% Ontario 986813	$400
CHESTER	538059	1	16	24-Apr-13	100% Ontario 986813	$400
CHESTER	538082	1	16	24-Apr-13	100% Ontario 986813	$400
CHESTER	543823	1	16	24-Apr-13	100% Ontario 986813	$400
CHESTER	543824	1	16	24-Apr-13	100% Ontario 986813	$400
CHESTER	543993	1	16	24-Apr-13	100% Ontario 986813	$400
CHESTER	548092	1	16	4-Jun-13	100% Ontario 986813	$400
CHESTER	881269	1	16	12-Oct-19	100% Ontario 986813	$400
CHESTER	881270	1	16	12-Oct-19	100% Ontario 986813	$400
CHESTER	1158643	1	16	9-Feb-14	100% Ontario 986813	$400
CHESTER	1158644	1	16	9-Feb-14	100% Ontario 986813	$400

TABLE 30-5 ARIMATHAEA PROPERTY – ARIMATHAEA NORTHEAST BLOCK -

UNPATENTED MINING CLAIMS

IAMGOLD Corporation – Côté Gold Project

Township	Claim Number	Claim Size (Claim Units)	Approx. Claim Size (ha)	Claim Due Date	Ownership	Work Required
CHESTER	543818	1	16	24-Apr-13	100% Ontario 986813	$400
CHESTER	543819	1	16	24-Apr-13	100% Ontario 986813	$400
CHESTER	543821	1	16	24-Apr-13	100% Ontario 986813	$400
CHESTER	543827	1	16	24-Apr-13	100% Ontario 986813	$400
CHESTER	543994	1	16	24-Apr-13	100% Ontario 986813	$400
CHESTER	543995	1	16	24-Apr-13	100% Ontario 986813	$400
CHESTER	543996	1	16	24-Apr-13	100% Ontario 986813	$400

IAMGOLD Corporation – Côté Gold Project, Project #1941
Technical Report NI 43-101 – October 24, 2012	Page 30-4

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TABLE 30-6 ARIMATHAEA PROPERTY – ARIMATHAEA EAST BLOCK -

UNPATENTED MINING CLAIMS

IAMGOLD Corporation – Côté Gold Project

Township	Claim Number	Claim Size (Claim Units)	Approx. Claim Size (ha)	Claim Due Date	Ownership	Work Required
ST. LOUIS	507667	1	16	5-Jul-13	100% Ontario 986813	$400
ST. LOUIS	507668	1	16	5-Jul-13	100% Ontario 986813	$400
ST. LOUIS	507669	1	16	5-Jul-13	100% Ontario 986813	$400
BENNEWEIS	538523	1	16	16-May-13	100% Ontario 986813	$400
BENNEWEIS	538524	1	16	16-May-13	100% Ontario 986813	$400
BENNEWEIS	538525	1	16	16-May-13	100% Ontario 986813	$400
CHESTER	539105	1	16	16-May-13	100% Ontario 986813	$400
CHESTER	539106	1	16	16-May-13	100% Ontario 986813	$400
CHESTER	539107	1	16	16-May-13	100% Ontario 986813	$400
CHESTER	539108	1	16	16-May-13	100% Ontario 986813	$400
CHESTER	539109	1	16	16-May-13	100% Ontario 986813	$400
CHESTER	539110	1	16	16-May-13	100% Ontario 986813	$400
CHESTER	539111	1	16	16-May-13	100% Ontario 986813	$400
CHESTER	539112	1	16	16-May-13	100% Ontario 986813	$400
CHESTER	539113	1	16	16-May-13	100% Ontario 986813	$400
CHESTER	539114	1	16	16-May-13	100% Ontario 986813	$400
CHESTER	539115	1	16	16-May-13	100% Ontario 986813	$400
CHESTER	539116	1	16	16-May-13	100% Ontario 986813	$400
BENNEWEIS	539117	1	16	16-May-13	100% Ontario 986813	$400
BENNEWEIS	539118	1	16	16-May-13	100% Ontario 986813	$400
BENNEWEIS	539119	1	16	16-May-13	100% Ontario 986813	$400
BENNEWEIS	539120	1	16	16-May-13	100% Ontario 986813	$400
BENNEWEIS	539121	1	16	16-May-13	100% Ontario 986813	$400
BENNEWEIS	539122	1	16	16-May-13	100% Ontario 986813	$400
BENNEWEIS	539123	1	16	16-May-13	100% Ontario 986813	$400
BENNEWEIS	539124	1	16	16-May-13	100% Ontario 986813	$400
BENNEWEIS	539125	1	16	16-May-13	100% Ontario 986813	$400
BENNEWEIS	539126	1	16	16-May-13	100% Ontario 986813	$400
BENNEWEIS	539127	1	16	16-May-13	100% Ontario 986813	$400
BENNEWEIS	539128	1	16	16-May-13	100% Ontario 986813	$400
BENNEWEIS	539129	1	16	16-May-13	100% Ontario 986813	$400
BENNEWEIS	539136	1	16	16-May-13	100% Ontario 986813	$400
BENNEWEIS	539137	1	16	16-May-13	100% Ontario 986813	$400
BENNEWEIS	539138	1	16	16-May-13	100% Ontario 986813	$400
BENNEWEIS	539139	1	16	16-May-13	100% Ontario 986813	$400
BENNEWEIS	539140	1	16	16-May-13	100% Ontario 986813	$400
BENNEWEIS	539141	1	16	16-May-13	100% Ontario 986813	$400
BENNEWEIS	539142	1	16	16-May-13	100% Ontario 986813	$400
BENNEWEIS	539143	1	16	16-May-13	100% Ontario 986813	$400
BENNEWEIS	539144	1	16	16-May-13	100% Ontario 986813	$400

IAMGOLD Corporation – Côté Gold Project, Project #1941
Technical Report NI 43-101 – October 24, 2012	Page 30-5

www.rpacan.com

Township	Claim Number	Claim Size (Claim Units)	Approx. Claim Size (ha)	Claim Due Date	Ownership	Work Required
BENNEWEIS	539145	1	16	16-May-13	100% Ontario 986813	$400
BENNEWEIS	539146	1	16	16-May-13	100% Ontario 986813	$400
BENNEWEIS	539147	1	16	16-May-13	100% Ontario 986813	$400
BENNEWEIS	539148	1	16	16-May-13	100% Ontario 986813	$400
BENNEWEIS	539149	1	16	16-May-13	100% Ontario 986813	$400
BENNEWEIS	539150	1	16	16-May-13	100% Ontario 986813	$400
BENNEWEIS	539151	1	16	16-May-13	100% Ontario 986813	$400
BENNEWEIS	539152	1	16	16-May-13	100% Ontario 986813	$400
BENNEWEIS	539153	1	16	16-May-13	100% Ontario 986813	$400
BENNEWEIS	539154	1	16	16-May-13	100% Ontario 986813	$400
BENNEWEIS	539155	1	16	16-May-13	100% Ontario 986813	$400
ST. LOUIS	539181	1	16	5-Jul-13	100% Ontario 986813	$400
ST. LOUIS	539182	1	16	5-Jul-13	100% Ontario 986813	$400
ST. LOUIS	539183	1	16	5-Jul-13	100% Ontario 986813	$400
BENNEWEIS	539279	1	16	22-May-13	100% Ontario 986813	$400
BENNEWEIS	539280	1	16	22-May-13	100% Ontario 986813	$400
BENNEWEIS	539281	1	16	22-May-13	100% Ontario 986813	$400
BENNEWEIS	539282	1	16	22-May-13	100% Ontario 986813	$400
BENNEWEIS	539283	1	16	22-May-13	100% Ontario 986813	$400
BENNEWEIS	539284	1	16	22-May-13	100% Ontario 986813	$400
BENNEWEIS	539285	1	16	22-May-13	100% Ontario 986813	$400
BENNEWEIS	539286	1	16	22-May-13	100% Ontario 986813	$400
BENNEWEIS	539287	1	16	22-May-13	100% Ontario 986813	$400
BENNEWEIS	539288	1	16	22-May-13	100% Ontario 986813	$400
BENNEWEIS	539289	1	16	22-May-13	100% Ontario 986813	$400
BENNEWEIS	539290	1	16	22-May-13	100% Ontario 986813	$400
BENNEWEIS	539291	1	16	22-May-13	100% Ontario 986813	$400
BENNEWEIS	539292	1	16	22-May-13	100% Ontario 986813	$400
BENNEWEIS	539293	1	16	22-May-13	100% Ontario 986813	$400
BENNEWEIS	539294	1	16	22-May-13	100% Ontario 986813	$400
BENNEWEIS	539295	1	16	22-May-13	100% Ontario 986813	$400
BENNEWEIS	539296	1	16	22-May-13	100% Ontario 986813	$400
BENNEWEIS	539297	1	16	22-May-13	100% Ontario 986813	$400
BENNEWEIS	539298	1	16	22-May-13	100% Ontario 986813	$400
BENNEWEIS	539308	1	16	22-May-13	100% Ontario 986813	$400
BENNEWEIS	539309	1	16	22-May-13	100% Ontario 986813	$400
BENNEWEIS	539310	1	16	22-May-13	100% Ontario 986813	$400
BENNEWEIS	539311	1	16	22-May-13	100% Ontario 986813	$400
BENNEWEIS	539312	1	16	22-May-13	100% Ontario 986813	$400
BENNEWEIS	539313	1	16	22-May-13	100% Ontario 986813	$400
BENNEWEIS	539314	1	16	22-May-13	100% Ontario 986813	$400
BENNEWEIS	539315	1	16	22-May-13	100% Ontario 986813	$400
BENNEWEIS	539316	1	16	22-May-13	100% Ontario 986813	$400
BENNEWEIS	539317	1	16	22-May-13	100% Ontario 986813	$400

IAMGOLD Corporation – Côté Gold Project, Project #1941
Technical Report NI 43-101 – October 24, 2012	Page 30-6

www.rpacan.com

Township	Claim Number	Claim Size (Claim Units)	Approx. Claim Size (ha)	Claim Due Date	Ownership	Work Required
BENNEWEIS	539318	1	16	22-May-13	100% Ontario 986813	$400
BENNEWEIS	539319	1	16	22-May-13	100% Ontario 986813	$400
BENNEWEIS	539320	1	16	22-May-13	100% Ontario 986813	$400
BENNEWEIS	539321	1	16	22-May-13	100% Ontario 986813	$400
BENNEWEIS	539322	1	16	22-May-13	100% Ontario 986813	$400
BENNEWEIS	539323	1	16	22-May-13	100% Ontario 986813	$400
BENNEWEIS	539324	1	16	22-May-13	100% Ontario 986813	$400
BENNEWEIS	539325	1	16	22-May-13	100% Ontario 986813	$400
BENNEWEIS	539326	1	16	22-May-13	100% Ontario 986813	$400
BENNEWEIS	539327	1	16	22-May-13	100% Ontario 986813	$400
BENNEWEIS	539328	1	16	22-May-13	100% Ontario 986813	$400
BENNEWEIS	539404	1	16	22-May-13	100% Ontario 986813	$400
BENNEWEIS	539405	1	16	22-May-13	100% Ontario 986813	$400
BENNEWEIS	539406	1	16	22-May-13	100% Ontario 986813	$400
BENNEWEIS	539407	1	16	22-May-13	100% Ontario 986813	$400
BENNEWEIS	539408	1	16	22-May-13	100% Ontario 986813	$400
BENNEWEIS	539409	1	16	22-May-13	100% Ontario 986813	$400
BENNEWEIS	539410	1	16	22-May-13	100% Ontario 986813	$400
BENNEWEIS	539411	1	16	22-May-13	100% Ontario 986813	$400
BENNEWEIS	539412	1	16	22-May-13	100% Ontario 986813	$400
BENNEWEIS	539413	1	16	22-May-13	100% Ontario 986813	$400
BENNEWEIS	539414	1	16	22-May-13	100% Ontario 986813	$400
BENNEWEIS	539415	1	16	22-May-13	100% Ontario 986813	$400
BENNEWEIS	539416	1	16	22-May-13	100% Ontario 986813	$400
BENNEWEIS	539417	1	16	22-May-13	100% Ontario 986813	$400
BENNEWEIS	539418	1	16	22-May-13	100% Ontario 986813	$400
BENNEWEIS	539419	1	16	22-May-13	100% Ontario 986813	$400
BENNEWEIS	539420	1	16	22-May-13	100% Ontario 986813	$400
BENNEWEIS	539421	1	16	22-May-13	100% Ontario 986813	$400
CHESTER	549117	1	16	29-May-13	100% Ontario 986813	$400

TABLE 30-7 ARIMATHAEA PROPERTY – ARIMATHAEA SOUTH BLOCK -

UNPATENTED MINING CLAIMS

IAMGOLD Corporation – Côté Gold Project

Township	Claim Number	Claim Size (Claim Units)	Approx. Claim Size (ha)	Claim Due Date	Ownership	Work Required
CHESTER	473683	1	16	14-May-13	100% Ontario 986813	$400
CHESTER	473684	1	16	14-May-13	100% Ontario 986813	$400
BENNEWEIS	473685	1	16	14-May-13	100% Ontario 986813	$400
BENNEWEIS	473686	1	16	14-May-13	100% Ontario 986813	$400
BENNEWEIS	473687	1	16	14-May-13	100% Ontario 986813	$400
BENNEWEIS	473688	1	16	14-May-13	100% Ontario 986813	$400

IAMGOLD Corporation – Côté Gold Project, Project #1941
Technical Report NI 43-101 – October 24, 2012	Page 30-7

www.rpacan.com

Township	Claim Number	Claim Size (Claim Units)	Approx. Claim Size (ha)	Claim Due Date	Ownership	Work Required
CHESTER	473689	1	16	14-May-13	100% Ontario 986813	$400
CHESTER	473690	1	16	14-May-13	100% Ontario 986813	$400
CHESTER	473691	1	16	14-May-13	100% Ontario 986813	$400
CHESTER	473692	1	16	14-May-13	100% Ontario 986813	$400
BENNEWEIS	473693	1	16	14-May-13	100% Ontario 986813	$400
BENNEWEIS	473694	1	16	14-May-13	100% Ontario 986813	$400
CHESTER	473703	1	16	14-May-13	100% Ontario 986813	$400
CHESTER	473704	1	16	14-May-13	100% Ontario 986813	$400
CHESTER	473705	1	16	14-May-13	100% Ontario 986813	$400
CHESTER	473706	1	16	14-May-13	100% Ontario 986813	$400
CHESTER	473707	1	16	14-May-13	100% Ontario 986813	$400
CHESTER	473708	1	16	14-May-13	100% Ontario 986813	$400
CHESTER	473717	1	16	14-May-13	100% Ontario 986813	$400
CHESTER	473718	1	16	14-May-13	100% Ontario 986813	$400
CHESTER	473719	1	16	14-May-13	100% Ontario 986813	$400
CHESTER	473720	1	16	14-May-13	100% Ontario 986813	$400
CHESTER	473721	1	16	14-May-13	100% Ontario 986813	$400
CHESTER	473722	1	16	14-May-13	100% Ontario 986813	$400
CHESTER	473723	1	16	14-May-13	100% Ontario 986813	$400
CHESTER	473724	1	16	14-May-13	100% Ontario 986813	$400
CHESTER	473725	1	16	14-May-13	100% Ontario 986813	$400
CHESTER	473726	1	16	14-May-13	100% Ontario 986813	$400
CHESTER	473727	1	16	14-May-13	100% Ontario 986813	$400
CHESTER	473728	1	16	14-May-13	100% Ontario 986813	$400
CHESTER	473729	1	16	14-May-13	100% Ontario 986813	$400
CHESTER	473730	1	16	14-May-13	100% Ontario 986813	$400
CHESTER	473731	1	16	14-May-13	100% Ontario 986813	$400
CHESTER	473732	1	16	14-May-13	100% Ontario 986813	$400
CHESTER	473733	1	16	14-May-13	100% Ontario 986813	$400
CHESTER	473734	1	16	14-May-13	100% Ontario 986813	$400
CHESTER	473735	1	16	14-May-13	100% Ontario 986813	$400
CHESTER	473736	1	16	14-May-13	100% Ontario 986813	$400
CHESTER	473737	1	16	14-May-13	100% Ontario 986813	$400
CHESTER	473738	1	16	29-May-13	100% Ontario 986813	$400
CHESTER	473739	1	16	29-May-13	100% Ontario 986813	$400
CHESTER	473740	1	16	29-May-13	100% Ontario 986813	$400
CHESTER	473741	1	16	29-May-13	100% Ontario 986813	$400
CHESTER	473742	1	16	29-May-13	100% Ontario 986813	$400
CHESTER	473743	1	16	29-May-13	100% Ontario 986813	$400
CHESTER	473744	1	16	14-May-13	100% Ontario 986813	$400
CHESTER	473745	1	16	29-May-13	100% Ontario 986813	$400
CHESTER	473746	1	16	14-May-13	100% Ontario 986813	$400
CHESTER	528680	1	16	14-May-13	100% Ontario 986813	$400
CHESTER	546980	1	16	29-May-13	100% Ontario 986813	$400

IAMGOLD Corporation – Côté Gold Project, Project #1941
Technical Report NI 43-101 – October 24, 2012	Page 30-8

www.rpacan.com

Township	Claim Number	Claim Size (Claim Units)	Approx. Claim Size (ha)	Claim Due Date	Ownership	Work Required
CHESTER	546981	1	16	29-May-13	100% Ontario 986813	$400
CHESTER	546982	1	16	29-May-13	100% Ontario 986813	$400
CHESTER	546983	1	16	29-May-13	100% Ontario 986813	$400
CHESTER	546984	1	16	29-May-13	100% Ontario 986813	$400
CHESTER	546985	1	16	29-May-13	100% Ontario 986813	$400
CHESTER	546986	1	16	29-May-13	100% Ontario 986813	$400
CHESTER	546987	1	16	29-May-13	100% Ontario 986813	$400
CHESTER	546988	1	16	29-May-13	100% Ontario 986813	$400
CHESTER	546989	1	16	29-May-13	100% Ontario 986813	$400
CHESTER	546990	1	16	29-May-13	100% Ontario 986813	$400
CHESTER	546991	1	16	29-May-13	100% Ontario 986813	$400
CHESTER	546992	1	16	29-May-13	100% Ontario 986813	$400
CHESTER	546993	1	16	29-May-13	100% Ontario 986813	$400
CHESTER	546994	1	16	29-May-13	100% Ontario 986813	$400
CHESTER	546995	1	16	29-May-13	100% Ontario 986813	$400
CHESTER	546996	1	16	29-May-13	100% Ontario 986813	$400
CHESTER	546997	1	16	29-May-13	100% Ontario 986813	$400
CHESTER	546998	1	16	29-May-13	100% Ontario 986813	$400
CHESTER	546999	1	16	29-May-13	100% Ontario 986813	$400
CHESTER	547000	1	16	29-May-13	100% Ontario 986813	$400
CHESTER	549001	1	16	29-May-13	100% Ontario 986813	$400
CHESTER	549002	1	16	29-May-13	100% Ontario 986813	$400
CHESTER	549003	1	16	29-May-13	100% Ontario 986813	$400
CHESTER	549004	1	16	29-May-13	100% Ontario 986813	$400
CHESTER	549005	1	16	29-May-13	100% Ontario 986813	$400
CHESTER	549006	1	16	29-May-13	100% Ontario 986813	$400
CHESTER	549007	1	16	29-May-13	100% Ontario 986813	$400
CHESTER	549008	1	16	29-May-13	100% Ontario 986813	$400
CHESTER	549009	1	16	29-May-13	100% Ontario 986813	$400
CHESTER	549010	1	16	29-May-13	100% Ontario 986813	$400
CHESTER	549011	1	16	29-May-13	100% Ontario 986813	$400
CHESTER	549012	1	16	29-May-13	100% Ontario 986813	$400
CHESTER	549013	1	16	29-May-13	100% Ontario 986813	$400
CHESTER	549014	1	16	29-May-13	100% Ontario 986813	$400
CHESTER	549015	1	16	29-May-13	100% Ontario 986813	$400
CHESTER	549016	1	16	29-May-13	100% Ontario 986813	$400
CHESTER	549108	1	16	14-May-13	100% Ontario 986813	$400
CHESTER	549109	1	16	14-May-13	100% Ontario 986813	$400
CHESTER	549110	1	16	14-May-13	100% Ontario 986813	$400
CHESTER	549111	1	16	14-May-13	100% Ontario 986813	$400
CHESTER	549112	1	16	14-May-13	100% Ontario 986813	$400
CHESTER	549113	1	16	14-May-13	100% Ontario 986813	$400
CHESTER	549114	1	16	14-May-13	100% Ontario 986813	$400
CHESTER	549115	1	16	29-May-13	100% Ontario 986813	$400

IAMGOLD Corporation – Côté Gold Project, Project #1941
Technical Report NI 43-101 – October 24, 2012	Page 30-9

www.rpacan.com

Township	Claim Number	Claim Size (Claim Units)	Approx. Claim Size (ha)	Claim Due Date	Ownership	Work Required
CHESTER	549116	1	16	14-May-13	100% Ontario 986813	$400
CHESTER	549294	1	16	29-May-13	100% Ontario 986813	$400

TABLE 30-8 TAAC PROPERTY - EAST BLOCK - UNPATENTED MINING CLAIMS

IAMGOLD Corporation – Côté Gold Project

Township	Claim Number	Claim Size (Claim Units)	Approx. Claim Size (ha)	Claim Due Date	Ownership	Work Required
CHESTER	4201539	7	112	11-Jan-14	100% TAAC	$2,800
CHESTER	1246710	1	16	20-Jan-14	100% TAAC	$400
CHESTER	3006971	2	32	20-Jan-14	100% TAAC	$800
CHESTER	3007643	1	16	20-Jan-14	100% TAAC	$400
CHESTER	3010943	2	32	20-Jan-14	100% TAAC	$800
CHESTER	3011808	1	16	20-Jan-14	100% TAAC	$400
CHESTER	3018489	2	32	20-Jan-14	100% TAAC	$800
CHESTER	3018490	1	16	20-Jan-14	100% TAAC	$400
CHESTER	1191819	2	32	20-Jan-15	100% TAAC	$439

TABLE 30-9 TAAC PROPERTY - WEST BLOCK - UNPATENTED MINING CLAIMS

IAMGOLD Corporation – Côté Gold Project

Township	Claim Number	Claim Size (Claim Units)	Approx. Claim Size (ha)	Claim Due Date	Ownership	Work Required
YEO	4220343	16	256	5-Feb-13	100% TAAC	$6,400
HUFFMAN	4220344	4	64	5-Feb-13	100% TAAC	$1,600
HUFFMAN	4209349	16	256	13-Feb-13	100% TAAC	$6,400
HUFFMAN	4209350	15	240	13-Feb-13	100% TAAC	$6,000
HUFFMAN	4209557	12	192	1-Mar-13	100% TAAC	$4,800
HUFFMAN	4209559	8	128	1-Mar-13	100% TAAC	$3,200
HUFFMAN	4209560	16	256	1-Mar-13	100% TAAC	$6,400
HUFFMAN	4209585	11	176	1-Mar-13	100% TAAC	$4,400
HUFFMAN	4209586	11	176	1-Mar-13	100% TAAC	$4,400
HUFFMAN	4209610	8	128	1-Mar-13	100% TAAC	$3,200
YEO	3017381	14	224	17-Mar-13	100% TAAC	$5,600
YEO	3017382	12	192	17-Mar-13	100% TAAC	$4,800
OSWAY	3017669	1	16	17-Mar-13	100% TAAC	$400
HUFFMAN	4208199	13	208	24-Mar-13	100% TAAC	$5,200
HUFFMAN	4208200	6	96	24-Mar-13	100% TAAC	$2,400
HUFFMAN	4223878	4	64	25-Mar-13	100% TAAC	$1,600
ARBUTUS	4223879	16	256	25-Mar-13	100% TAAC	$6,400
HUFFMAN	4208243	3	48	4-Apr-13	100% TAAC	$1,200

IAMGOLD Corporation – Côté Gold Project, Project #1941
Technical Report NI 43-101 – October 24, 2012	Page 30-10

www.rpacan.com

Township	Claim Number	Claim Size (Claim Units)	Approx. Claim Size (ha)	Claim Due Date	Ownership	Work Required
HUFFMAN	4213606	12	192	14-Apr-13	100% TAAC	$4,800
HUFFMAN	4213607	9	144	14-Apr-13	100% TAAC	$3,600
HUFFMAN	3017443	9	144	3-May-13	100% TAAC	$3,600
HUFFMAN	3017498	9	144	3-May-13	100% TAAC	$3,600
OSWAY	3017499	15	240	3-May-13	100% TAAC	$6,000
OSWAY	3017500	9	144	3-May-13	100% TAAC	$3,600
POTIER	3015883	16	256	24-May-13	100% TAAC	$6,400
POTIER	3015887	16	256	24-May-13	100% TAAC	$6,400
POTIER	4200741	8	128	24-May-13	100% TAAC	$3,200
POTIER	4209384	13	208	24-May-13	100% TAAC	$5,200
HUFFMAN	4213572	9	144	26-May-13	100% TAAC	$3,600
HUFFMAN	4223876	5	80	26-May-13	100% TAAC	$2,000
HUFFMAN	4241017	3	48	26-May-13	100% TAAC	$1,200
YEO	4203174	8	128	5-Jun-13	100% TAAC	$3,200
YEO	4203314	16	256	5-Jun-13	100% TAAC	$6,400
OSWAY	3019031	6	96	30-Jun-13	100% TAAC	$2,400
OSWAY	3019032	7	112	30-Jun-13	100% TAAC	$2,800
HUFFMAN	3006689	8	128	4-Aug-13	100% TAAC	$3,200
ARBUTUS	3013944	8	128	4-Aug-13	100% TAAC	$3,200
HUFFMAN	4203547	16	256	11-Aug-13	100% TAAC	$6,400
HUFFMAN	4203548	10	160	11-Aug-13	100% TAAC	$4,000
ESTHER	3019029	10	160	21-Sep-13	100% TAAC	$4,000
OSWAY	3019030	16	256	21-Sep-13	100% TAAC	$6,400
OSWAY	4202938	16	256	21-Sep-13	100% TAAC	$6,400
OSWAY	4202939	16	256	21-Sep-13	100% TAAC	$6,400
HUFFMAN	4203842	5	80	21-Sep-13	100% TAAC	$2,000
OSWAY	4203843	11	176	21-Sep-13	100% TAAC	$4,400
HUFFMAN	4203915	16	256	21-Sep-13	100% TAAC	$6,400
HUFFMAN	4203916	16	256	21-Sep-13	100% TAAC	$6,400
OSWAY	4203917	16	256	21-Sep-13	100% TAAC	$6,400
OSWAY	4203918	16	256	21-Sep-13	100% TAAC	$6,400
OSWAY	4203919	10	160	21-Sep-13	100% TAAC	$4,000
OSWAY	4203920	16	256	21-Sep-13	100% TAAC	$6,400
OSWAY	4203921	16	256	21-Sep-13	100% TAAC	$6,400
OSWAY	4203922	16	256	21-Sep-13	100% TAAC	$6,400
OSWAY	4203924	13	208	21-Sep-13	100% TAAC	$5,200
OSWAY	4203925	11	176	21-Sep-13	100% TAAC	$4,400
OSWAY	4206264	4	64	21-Sep-13	100% TAAC	$1,600
OSWAY	4206274	16	256	21-Sep-13	100% TAAC	$6,400
OSWAY	4206275	9	144	21-Sep-13	100% TAAC	$3,600
BENTON	4206975	3	48	21-Sep-13	100% TAAC	$1,200
BENTON	4206976	3	48	21-Sep-13	100% TAAC	$1,200
ESTHER	4206977	6	96	21-Sep-13	100% TAAC	$2,400
HUFFMAN	4207597	3	48	21-Sep-13	100% TAAC	$1,200

IAMGOLD Corporation – Côté Gold Project, Project #1941
Technical Report NI 43-101 – October 24, 2012	Page 30-11

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Township	Claim Number	Claim Size (Claim Units)	Approx. Claim Size (ha)	Claim Due Date	Ownership	Work Required
HUFFMAN	3010756	6	96	10-Oct-13	100% TAAC	$2,400
HUFFMAN	3010764	11	176	11-Oct-13	100% TAAC	$4,400
OSWAY	3010737	4	64	19-Oct-13	100% TAAC	$1,600
OSWAY	3010777	7	112	19-Oct-13	100% TAAC	$2,800
OSWAY	3010781	16	256	19-Oct-13	100% TAAC	$6,400
HUFFMAN	3010746	12	192	20-Oct-13	100% TAAC	$4,800
OSWAY	3010752	16	256	20-Oct-13	100% TAAC	$6,400
OSWAY	3010760	8	128	20-Oct-13	100% TAAC	$3,200
HUFFMAN	3010762	16	256	20-Oct-13	100% TAAC	$6,400
HUFFMAN	3010775	10	160	20-Oct-13	100% TAAC	$4,000
OSWAY	3010736	6	96	26-Oct-13	100% TAAC	$2,400
OSWAY	3010747	13	208	26-Oct-13	100% TAAC	$5,200
HUFFMAN	3010748	16	256	17-Nov-13	100% TAAC	$6,400
FINGAL	4246487	16	256	15-Dec-13	100% TAAC	$6,400
FINGAL	4246488	16	256	15-Dec-13	100% TAAC	$6,400
OSWAY	4219657	16	256	15-Jan-14	100% TAAC	$6,400
OSWAY	4220351	12	192	15-Jan-14	100% TAAC	$4,800
OSWAY	4220352	2	32	15-Jan-14	100% TAAC	$800
OSWAY	4220353	6	96	15-Jan-14	100% TAAC	$2,400
OSWAY	4220354	12	192	15-Jan-14	100% TAAC	$4,800
OSWAY	4220355	12	192	15-Jan-14	100% TAAC	$4,800

TABLE 30-10 TAAC PROPERTY - WEST BLOCK - PATENTED MINING CLAIMS

IAMGOLD Corporation – Côté Gold Project

Township	Disposition Number	G Number	Ownership	Land Status	Claim Size (ha)	Number of Units
OSWAY	32074	6060135	100% TAAC	PAT	21.38	1
OSWAY	32071	6060136	100% TAAC	PAT	11.87	1
OSWAY	32266	6060137	100% TAAC	PAT	18.54	1
OSWAY	32264	6060138	100% TAAC	PAT	27.33	2
OSWAY	32316	6060139	100% TAAC	PAT	21.4	1
OSWAY	32113	6060140	100% TAAC	PAT	8.73	1
OSWAY	32070	6060141	100% TAAC	PAT	6.8	0
OSWAY	32269	6060142	100% TAAC	PAT	11.76	1
OSWAY	32121	6060144	100% TAAC	PAT	20.9	1
HUFFMAN	32386	6060145	100% TAAC	PAT	19.88	1
HUFFMAN	32387	6060146	100% TAAC	PAT	26.38	2
OSWAY	32263	6060147	100% TAAC	PAT	12.82	1
OSWAY	32073	6060148	100% TAAC	PAT	12.00	1
OSWAY	32117	6060149	100% TAAC	PAT	6.65	0
OSWAY	32157	6060150	100% TAAC	PAT	2.513	0
OSWAY	32159	6060151	100% TAAC	PAT	7.18	0

IAMGOLD Corporation – Côté Gold Project, Project #1941
Technical Report NI 43-101 – October 24, 2012	Page 30-12

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Township	Disposition Number	G Number	Ownership	Land Status	Claim Size (ha)	Number of Units
OSWAY	32160	6060152	100% TAAC	PAT	12.93	1
OSWAY	32162	6060153	100% TAAC	PAT	8.2	1
OSWAY	32215	6060154	100% TAAC	PAT	13.12	1
OSWAY	32216	6060155	100% TAAC	PAT	12.59	1
OSWAY	32222	6060156	100% TAAC	PAT	8.41	1
OSWAY	32218	6060157	100% TAAC	PAT	15.73	1
OSWAY	31758	6060158	100% TAAC	PAT	10.69	1
OSWAY	32227	6060159	100% TAAC	PAT	6.25	0
OSWAY	32395	6060160	100% TAAC	PAT	5.03	0
OSWAY	32367	6060161	100% TAAC	PAT	3.97	0
OSWAY	32366	6060162	100% TAAC	PAT	3.12	0
OSWAY	32223	6060163	100% TAAC	PAT	2.03	0
OSWAY	32265	6060164	100% TAAC	PAT	8.24	1
OSWAY	32267	6060165	100% TAAC	PAT	16.52	1
OSWAY	32268	6060167	100% TAAC	PAT	15.31	1
OSWAY	32261	6060168	100% TAAC	PAT	13.61	1
OSWAY	32262	6060169	100% TAAC	PAT	17.49	1
OSWAY	31759	6060170	100% TAAC	PAT	9.07	1
OSWAY	32242	6060171	100% TAAC	PAT	18.7	1
OSWAY	32219	6060172	100% TAAC	PAT	12.13	1
HUFFMAN	32220	6060173	100% TAAC	PAT	13.4	1
HUFFMAN	29951	6060174	100% TAAC	PAT	12.26	1
HUFFMAN	29952	6060175	100% TAAC	PAT	5.74	0
HUFFMAN	32224	6060176	100% TAAC	PAT	3.09	0
HUFFMAN	32225	6060177	100% TAAC	PAT	4.7	0
OSWAY	32069	6060268	100% TAAC	MLO	22.97	1
OSWAY	32072	6060269	100% TAAC	MLO	19.28	1
OSWAY	32075	6060270	100% TAAC	MLO	17.56	1
OSWAY	32076	6060271	100% TAAC	MLO	15.92	1
OSWAY	32077	6060272	100% TAAC	MLO	17.55	1
OSWAY	32114	6060273	100% TAAC	MLO	16.19	1
OSWAY	32115	6060274	100% TAAC	MLO	14.54	1
OSWAY	32116	6060275	100% TAAC	MLO	13.68	1
OSWAY	32118	6060276	100% TAAC	MLO	20.97	1
OSWAY	32119	6060277	100% TAAC	MLO	16.19	1
OSWAY	32120	6060278	100% TAAC	MLO	17.22	1
OSWAY	32158	6060279	100% TAAC	MLO	21.49	1
OSWAY	32161	6060280	100% TAAC	MLO	15.58	1
OSWAY	32221	6060281	100% TAAC	MLO	15.34	1
OSWAY	32364	6060282	100% TAAC	MLO	8.37	1
OSWAY	32365	6060283	100% TAAC	MLO	19.37	1
OSWAY	32368	6060284	100% TAAC	MLO	10.21	1
OSWAY	32369	6060285	100% TAAC	MLO	24.31	2
OSWAY	33640	6060286	100% TAAC	MLO	17.42	1
OSWAY	33641	6060287	100% TAAC	MLO	23.18	1

IAMGOLD Corporation – Côté Gold Project, Project #1941
Technical Report NI 43-101 – October 24, 2012	Page 30-13

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Township	Disposition Number	G Number	Ownership	Land Status	Claim Size (ha)	Number of Units
OSWAY	33642	6060288	100% TAAC	MLO	24.94	2
OSWAY	32226	6060289	100% TAAC	MLO	33.59	2
OSWAY	32071	6060290	100% TAAC	MLO	16.72	1
OSWAY	32073	6060291	100% TAAC	MLO	6.22	0
OSWAY	32227	6060292	100% TAAC	MLO	5.67	0
HUFFMAN	29951	6060295	100% TAAC	MLO	10.22	1
HUFFMAN	29952	6060296	100% TAAC	MLO	17.67	1
OSWAY	31758	6060297	100% TAAC	MLO	4.98	0
HUFFMAN	31759	6060298	100% TAAC	MLO	10.91	1
OSWAY	32070	6060299	100% TAAC	MLO	19.36	1
OSWAY	32113	6060300	100% TAAC	MLO	14.58	1
OSWAY	32117	6060301	100% TAAC	MLO	11.16	1
OSWAY	32157	6060303	100% TAAC	MLO	17.24	1
OSWAY	32159	6060304	100% TAAC	MLO	10.23	1
OSWAY	32160	6060305	100% TAAC	MLO	3.07	0
OSWAY	32162	6060306	100% TAAC	MLO	12.39	1
OSWAY	32215	6060307	100% TAAC	MLO	2.97	0
OSWAY	32216	6060308	100% TAAC	MLO	3.51	0
HUFFMAN	32219	6060309	100% TAAC	MLO	3.17	0
HUFFMAN	32220	6060310	100% TAAC	MLO	4.81	0
OSWAY	32222	6060311	100% TAAC	MLO	19.4	1
OSWAY	32223	6060312	100% TAAC	MLO	19.45	1
HUFFMAN	32224	6060313	100% TAAC	MLO	20.53	1
OSWAY	32264	6060314	100% TAAC	MLO	10.07	1
OSWAY	32121	6060315	100% TAAC	MLO	7.54	0
OSWAY	32265	6060316	100% TAAC	MLO	9.57	1
OSWAY	32366	6060317	100% TAAC	MLO	16.27	1
OSWAY	32367	6060318	100% TAAC	MLO	21.52	1
OSWAY	32395	6060319	100% TAAC	MLO	4.16	0
HUFFMAN	32225	6060320	100% TAAC	MLO	23.66	1

TABLE 30-11 SANATANA OPTION PROPERTY - UNPATENTED MINING CLAIMS

IAMGOLD Corporation – Côté Gold Project

Township	Claim Number	Claim Size (Claim Units)	Approx. Claim Size (ha)	Claim Due Date	Registered Ownership	Work Required
CHESTER	3011820	1	16	20-Jan-13	100% Sanatana Resources Inc.	$172
CHESTER	3017665	3	48	25-Feb-13	100% Sanatana Resources Inc.	$1,200
CHESTER	3017667	3	48	25-Feb-13	100% Sanatana Resources Inc.	$1,200
CHESTER	3017668	6	96	25-Feb-13	100% Sanatana Resources Inc.	$2,400
YEO	3017383	16	256	17-Mar-13	100% Sanatana Resources Inc.	$6,400
YEO	3017384	16	256	17-Mar-13	100% Sanatana Resources Inc.	$6,400
YEO	3017670	10	160	17-Mar-13	100% Sanatana Resources Inc.	$4,000
YEO	3017671	16	256	17-Mar-13	100% Sanatana Resources Inc.	$6,400

IAMGOLD Corporation – Côté Gold Project, Project #1941
Technical Report NI 43-101 – October 24, 2012	Page 30-14

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Township	Claim Number	Claim Size (Claim Units)	Approx. Claim Size (ha)	Claim Due Date	Registered Ownership	Work Required
YEO	3017672	10	160	17-Mar-13	100% Sanatana Resources Inc.	$4,000
YEO	3017673	16	256	17-Mar-13	100% Sanatana Resources Inc.	$6,400
YEO	3017674	16	256	17-Mar-13	100% Sanatana Resources Inc.	$6,400
YEO	3018463	16	256	17-Mar-13	100% Sanatana Resources Inc.	$6,400
YEO	3018541	16	256	17-Mar-13	100% Sanatana Resources Inc.	$6,400
YEO	3019553	16	256	17-Mar-13	100% Sanatana Resources Inc.	$6,400
YEO	3019555	16	256	17-Mar-13	100% Sanatana Resources Inc.	$6,400
YEO	3019556	16	256	17-Mar-13	100% Sanatana Resources Inc.	$6,400
CHESTER	3018412	1	16	18-Apr-13	100% Sanatana Resources Inc.	$400
CHESTER	3004844	5	80	22-May-13	100% Sanatana Resources Inc.	$2,000
CHESTER	4203263	1	16	22-May-13	100% Sanatana Resources Inc.	$400
YEO	4203293	16	256	22-May-13	100% Sanatana Resources Inc.	$6,400
YEO	4203294	16	256	22-May-13	100% Sanatana Resources Inc.	$6,400
CHESTER	3010239	5	80	26-May-13	100% Sanatana Resources Inc.	$2,000
CHESTER	3018410	12	192	26-May-13	100% Sanatana Resources Inc.	$4,800
CHESTER	3018411	12	192	26-May-13	100% Sanatana Resources Inc.	$4,800
CHESTER	3018437	16	256	26-May-13	100% Sanatana Resources Inc.	$6,400
CHESTER	4240907	13	208	22-Jul-13	100% Sanatana Resources Inc.	$5,200
CHESTER	4240908	12	192	22-Jul-13	100% Sanatana Resources Inc.	$4,800
CHESTER	4203839	6	96	21-Sep-13	100% Sanatana Resources Inc.	$2,400
CHESTER	4203852	15	240	21-Sep-13	100% Sanatana Resources Inc.	$6,000
CHESTER	4206270	12	192	21-Sep-13	100% Sanatana Resources Inc.	$4,800
CHESTER	4206271	16	256	21-Sep-13	100% Sanatana Resources Inc.	$6,400
CHESTER	4206272	16	256	21-Sep-13	100% Sanatana Resources Inc.	$6,400
CHESTER	4206273	16	256	21-Sep-13	100% Sanatana Resources Inc.	$6,400
CHESTER	4206276	12	192	21-Sep-13	100% Sanatana Resources Inc.	$4,800
CHESTER	4206277	16	256	21-Sep-13	100% Sanatana Resources Inc.	$6,400
CHESTER	4206278	16	256	21-Sep-13	100% Sanatana Resources Inc.	$6,400
CHESTER	4206279	16	256	21-Sep-13	100% Sanatana Resources Inc.	$6,400
CHESTER	4227171	5	80	22-Oct-13	100% Sanatana Resources Inc.	$2,000
CHESTER	3014374	8	128	19-Nov-13	100% Sanatana Resources Inc.	$3,200
BENNEWEIS	4216686	1	16	4-Dec-13	100% Sanatana Resources Inc.	$400
CHESTER	4203267	12	192	25-Dec-13	100% Sanatana Resources Inc.	$4,800
NEVILLE	4219670	3	48	15-Jan-14	100% Sanatana Resources Inc.	$1,200
CHESTER	3011854	1	16	26-Jan-14	100% Sanatana Resources Inc.	$400
BENNEWEIS	4209355	12	192	23-Feb-14	100% Sanatana Resources Inc.	$4,800
CHESTER	3017666	3	48	25-Feb-14	100% Sanatana Resources Inc.	$1,200
CHESTER	3019033	2	32	26-May-14	100% Sanatana Resources Inc.	$412

IAMGOLD Corporation – Côté Gold Project, Project #1941
Technical Report NI 43-101 – October 24, 2012	Page 30-15

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TABLE 30-12 HUFFMAN OPTION PROPERTY - UNPATENTED MINING CLAIMS

IAMGOLD Corporation – Côté Gold Project

Township	Claim Number	Claim Size (Claim Units)	Approx. Claim Size (ha)	Claim Due Date	Registered Ownership	Work Required
HUFFMAN	3003313	4	64	23-Aug-14	100% Brady, John Gregory	$1,600
HUFFMAN	3004321	4	64	23-Aug-14	100% Brady, John Gregory	$1,600
POTIER	3004318	16	256	23-Aug-14	100% Brady, John Gregory	$6,400
HUFFMAN	1211326	15	240	13-Nov-14	50% Brady, 50% Charron	$6,000

TABLE 30-13 FALCON GOLD OPTION PROPERTY - UNPATENTED MINING CLAIMS

IAMGOLD Corporation – Côté Gold Project

Township	Claim Number	Claim Size (Claim Units)	Approx. Claim Size (ha)	Claim Due Date	Registered Ownership	Work Required
ESTHER	648044	1	16	9-Jul-17	100% Falcon Gold	$400
ESTHER	648045	1	16	9-Jul-17	100% Falcon Gold	$400
ESTHER	648046	1	16	9-Jul-17	100% Falcon Gold	$400
ESTHER	648047	1	16	19-Aug-17	100% Falcon Gold	$400
ESTHER	648048	1	16	19-Aug-17	100% Falcon Gold	$400
ESTHER	629911	1	16	14-Sep-17	100% Falcon Gold	$400
ESTHER	629912	1	16	14-Sep-17	100% Falcon Gold	$400
ESTHER	648153	1	16	23-Sep-17	100% Falcon Gold	$400
ESTHER	648154	1	16	23-Sep-17	100% Falcon Gold	$400
ESTHER	648155	1	16	23-Sep-17	100% Falcon Gold	$400
ESTHER	648198	1	16	23-Sep-17	100% Falcon Gold	$400
ESTHER	1094208	1	16	17-Oct-17	100% Falcon Gold	$400
ESTHER	648285	1	16	2-Nov-17	100% Falcon Gold	$400
ESTHER	648286	1	16	2-Nov-17	100% Falcon Gold	$400
ESTHER	648362	1	16	2-Nov-17	100% Falcon Gold	$400
ESTHER	648363	1	16	2-Nov-17	100% Falcon Gold	$400

TABLE 30-14 FALCON GOLD OPTION PROPERTY - PATENTED MINING CLAIMS

IAMGOLD Corporation – Côté Gold Project

Township	Disposition Number	G Number	Registered Ownership	Land Status	Claim Size (ha)	Units
Esther	S31116	6000074	Burton, Archie S. and Burton, Martin	PAT	28.06	2
Esther	S31226	6000252	Burton, Archie S. and Burton, Martin	PAT	25.56	2
Esther	S31117	6000251	Burton, Archie S. and Burton, Martin	PAT	25.56	2

IAMGOLD Corporation – Côté Gold Project, Project #1941
Technical Report NI 43-101 – October 24, 2012	Page 30-16

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TABLE 30-15 LELIEVER OPTION PROPERTY - PATENTED MINING CLAIMS

IAMGOLD Corporation – Côté Gold Project

Township	Disposition Number	G Number	Registered Ownership	Land Status	Claim Size (ha)	Units
CHESTER	8995e	6060017	100% Ferguson, Harry Stewart	PAT	54.38	3

TABLE 30-16 SHERIDAN OPTION PROPERTY - UNPATENTED MINING CLAIMS

IAMGOLD Corporation – Côté Gold Project

Township	Claim Number	Claim Size (Claim Units)	Approx. Claim Size (ha)	Claim Due Date	Ownership	Work Required
BENNEWEIS	4255309	16	256	6-Apr-12	100% Sheridan, John Patrick	$6,400
BENNEWEIS	4255315	16	256	6-Apr-12	100% Sheridan, John Patrick	$6,400
BENNEWEIS	4255321	12	192	6-Apr-12	100% Sheridan, John Patrick	$4,800
BENNEWEIS	4255322	16	256	6-Apr-12	100% Sheridan, John Patrick	$6,400
BENNEWEIS	4255331	9	144	6-Apr-12	100% Sheridan, John Patrick	$3,600
BENNEWEIS	4255332	12	192	6-Apr-12	100% Sheridan, John Patrick	$4,800
BENNEWEIS	4255339	12	192	6-Apr-12	100% Sheridan, John Patrick	$4,800
BENNEWEIS	4255340	16	256	6-Apr-12	100% Sheridan, John Patrick	$6,400
CHAMPAGNE	4255305	8	128	6-Apr-12	100% Sheridan, John Patrick	$3,200
CHAMPAGNE	4255306	16	256	6-Apr-12	100% Sheridan, John Patrick	$6,400
CHAMPAGNE	4255307	16	256	6-Apr-12	100% Sheridan, John Patrick	$6,400
CHAMPAGNE	4255310	16	256	6-Apr-12	100% Sheridan, John Patrick	$6,400
CHAMPAGNE	4255311	15	240	6-Apr-12	100% Sheridan, John Patrick	$6,000
CHAMPAGNE	4255312	8	128	6-Apr-12	100% Sheridan, John Patrick	$3,200
CHAMPAGNE	4255313	16	256	6-Apr-12	100% Sheridan, John Patrick	$6,400
CHAMPAGNE	4255316	16	256	6-Apr-12	100% Sheridan, John Patrick	$6,400
CHAMPAGNE	4255317	15	240	6-Apr-12	100% Sheridan, John Patrick	$6,000
CHAMPAGNE	4255318	8	128	6-Apr-12	100% Sheridan, John Patrick	$3,200
CHAMPAGNE	4255323	16	256	6-Apr-12	100% Sheridan, John Patrick	$6,400
CHAMPAGNE	4255324	16	256	6-Apr-12	100% Sheridan, John Patrick	$6,400
CHAMPAGNE	4255325	16	256	6-Apr-12	100% Sheridan, John Patrick	$6,400
CHAMPAGNE	4255333	12	192	6-Apr-12	100% Sheridan, John Patrick	$4,800
CHAMPAGNE	4255334	12	192	6-Apr-12	100% Sheridan, John Patrick	$4,800
CHAMPAGNE	4255341	16	256	6-Apr-12	100% Sheridan, John Patrick	$6,400
CHAMPAGNE	4255342	16	256	6-Apr-12	100% Sheridan, John Patrick	$6,400
GROVES	4255301	8	128	6-Apr-12	100% Sheridan, John Patrick	$3,200
GROVES	4255302	16	256	6-Apr-12	100% Sheridan, John Patrick	$6,400

IAMGOLD Corporation – Côté Gold Project, Project #1941
Technical Report NI 43-101 – October 24, 2012	Page 30-17

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31 APPENDIX 2

SGS AND ACCURASSAY ANALYTICAL PROCEDURES

IAMGOLD Corporation – Côté Gold Project, Project #1941
Technical Report NI 43-101 – October 24, 2012	Page 31-1

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ANALYTICAL PROCEDURES EMPLOYED BY SGS MINERALS

All samples were prepared according to method PRP89, as follows: Dry<5kg , crush to 75% passing 2mm, split to 1,000 g and pulverize to 90% passing – 150 mesh.

FAA313 : The Determination of Gold by Fire Assay and Flame Atomic Absorption – Trace Grade

1.	Parameter(s) measured, unit(s):

Gold (Au): ppb

2.	Typical sample size:

30.0 g

3.	Type of sample applicable (media):

Crushed and pulverized rocks.

4.	Sample preparation technique used:

Crushed and pulverized rock sample are weighed and mixed with flux and fused using lead oxide at 1100°C, followed by cupellation of the resulting lead button (Dore bead). The bead is digested using 1:1 HNO3 and HCl and the resulting solution is submitted for analysis.

5.	Method of analysis used:

The digested sample solution is aspirated into the Flame Atomic Absorption Spectrometer (AAS), aerosolized, and mixed with the combustible gas, acetylene and air. The mixture is ignited in a flame whose temperature ranges from 2100 to 2800oC. During combustion, atoms of the Gold in the sample is reduced to free, unexcited ground state atoms, which absorb light. Light of the appropriate wavelength is supplied and the amount of light absorbed can be measured against a standard curve.

6.	Data reduction by:

The results are exported via computer, on line, data fed to the Laboratory Information Management System (LIMS CCLAS EL) with secure audit trail.

7.	Figures of Merit:

Element	LOQ (ppb)
Au	5.0

8.	Quality control:

The atomic absorption spectrometer (AAS) is calibrated with each workorder. An instrument blank and calibration check is analyzed with each run. One preparation blank and reference material is analyzed every 28 samples, one duplicate every 12 samples.

All QC samples are verified using LIMS. The acceptance criteria are statistically controlled and control charts are used to monitor accuracy and precision. Data that falls outside the control limits is investigated and repeated as necessary.

IAMGOLD Corporation – Côté Gold Project, Project #1941
Technical Report NI 43-101 – October 24, 2012	Page 31-2

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FAG303: The Determination of Gold by Fire Assay and Gravimetric Finish

1.	Parameter(s) measured, unit(s):

Gold (Au): G/T

2.	Typical sample size:

30.0 g

3.	3.Type of sample applicable (media):

Crushed and pulverized rocks.

4.	Sample preparation technique used:

Crushed and pulverized rock sample are weighed and mixed with flux and fused using lead oxide at 1100°C, followed by cupellation of the resulting lead button (Dore bead). The bead is transferred into porcelain crucibles; silver is removed by using dilute Nitric acid, heated to 650oC, and then cooled.

5.	Method of analysis used:

Gravimetric analysis is a technique through which the amount of an analyte can be determined through the measurement of mass from the use of a micro balance.

6.	Data reduction by:

The results are exported via computer, on line, data fed to the Laboratory Information Management System (LIMS CCLAS EL) with secure audit trail.

7.	Figures of Merit:

Element	Reporting Limit G/T
Au	0.03

8.	Quality control:

One fusion blank and certified reference material is analyzed every 28 samples, one duplicate every 12 samples. The micro-balance is calibrated annually by an accredited source. It is verified using a calibrated, traceable weight on a daily basis as required.

All QC samples are verified using LIMS. The acceptance criteria are statistically controlled and control charts are used to monitor accuracy and precision. Data that falls outside the control limits is investigated and repeated as necessary.

ICP40B : The Determination of 32 Elements by Multi-acid and ICP-OES.

1.	Parameter(s) measured, unit(s):

Silver (Ag); Aluminum (Al); Arsenic (As); Barium (Ba); Bismuth (Bi); Calcium (Ca); Cadmium (Cd); Chromium (Cr); Cobalt (Co); Copper (Cu); Iron (Fe); Potassium (K); Lanthanum (La); Lithium (Li); Magnesium (Mg); Manganese (Mn); Molybdenum (Mo); Sodium (Na); Nickel (Ni); Phosphorus (P); Lead (Pb); Antimony (Sb); Scandium (Sc); Tin (Sn); Strontium (Sr); Titanium (Ti); Vanadium (V); Tungsten (W); Yttrium (Y); Zinc (Zn); Zirconium (Zr): ppm and %

2.	Typical sample size:

0.20 g

3.	Type of sample applicable (media):

Crushed and Pulverized rocks, soils and sediments

IAMGOLD Corporation – Côté Gold Project, Project #1941
Technical Report NI 43-101 – October 24, 2012	Page 31-3

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4.	Sample preparation technique used:

Crushed and pulverized rock, soil and /or sediment samples are digested using HNO3, HCl, HF and HClO4.

5.	Method of analysis used:

The digested sample solution is aspirated into the inductively coupled plasma Optical Emission Spectrometer (ICP-OES) where the atoms in the plasma emit light (photons) with characteristic wavelengths for each element. This light is recorded by optical spectrometers and when calibrated against standards the technique provides a quantitative analysis of the original sample.

6.	Data reduction by:

The results are exported via computer, on line, data fed to the Laboratory Information Management System (LIMS CCLAS EL) with secure audit trail.

7.	Figures of Merit:

Element	Limit of Quantification (LOQ) ppm		Element	(LOQ) ppm		Element	(LOQ) ppm		Element	(LOQ) ppm
Ag	2.0		Cu	0.5		P	0.01	(%)	Zn	0.5
Al	0.01	(%)	Fe	0.01	(%)	Pb	2.0		Zr	0.5
As	3.0		K	0.01	(%)	Sb	5.0
Ba	1.0		La	0.5		Sc	0.5
Be	0.5		Li	1.0		Sn	10
Bi	5.0		Mg	0.01	(%)	Sr	0.5
Ca	0.01	(%)	Mn	2.0		Ti	0.01	(%)
Cd	1.0		Mo	1.0		V	2.0
Cr	1.0		Na	0.01	(%)	W	10
Co	1.0		Ni	1.0		Y	0.5

8.	Quality control:

The ICP-OES is calibrated with each work order. An instrument blank and calibration check is analyzed with each run. One preparation blank and reference material is analyzed every 46 samples, one duplicate every 12 samples.

All QC samples are verified using LIMS. The acceptance criteria are statistically controlled and control charts are used to monitor accuracy and precision. Data that falls outside the control limits is investigated and repeated as necessary.

IAMGOLD Corporation – Côté Gold Project, Project #1941
Technical Report NI 43-101 – October 24, 2012	Page 31-4

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ANALYTICAL PROCEDURES EMPLOYED BY ACCURASSAY LABORATORIES

Accurassay Laboratories is an ISO/IEC 17025 certified laboratory by the Standards Council of Canada.

SAMPLE PREPARATION

Each sample was crushed to – 8 mesh from which was split a 1,000 g subset. This in turn was pulverized to 90% passing 150 mesh.

CODE ALFA1 Gold FA/AA -30 gram assay charge; 5 – 30,000 ppb detection limit.

CODE ALFA7 Gold FA/Gravimetric; 50 g assay charge; 0.5- 1,000 g/t detection limit

CODE ALPM1 Gold Pulp Metallic Sub-sample 1,000 g

For a more comprehensive analysis of gold in rock/core the Pulp Metallic procedure is used to overcome the “Nugget Effect” of gold by increasing the sub-sample size to 1,000g and physically collecting the free gold within the system using a 150 mesh (106µ) sieve. This procedure is most effective when the whole sample is used for the analysis. The sub-sample is pulverized to ~90% -150 mesh (106µ) and subsequently sieved through a 150-mesh (106µ) screen. The entire +150 metallics portion is assayed along with two duplicate sub-samples of the -150 pulp portion. Results are reported as a weighted average of gold in the entire sample.

At Accurassay Laboratories, every working batch of samples to be processed in the lab is run with NIST-traceable calibration standards and blanks as part of the batch to ensure that each step of the process is completed properly. Every 10th sample is run in duplicate/replicate to ensure reproducibility of results.

All quality data from the lab (standards, blanks, duplicates) are analyzed to detect trends in performance and overall laboratory accuracy and reliability. Problems are identified and resolved quickly.

IAMGOLD Corporation – Côté Gold Project, Project #1941
Technical Report NI 43-101 – October 24, 2012	Page 31-5